EXHIBIT 99.1


                                                                  CONFORMED COPY
                                                                  --------------


                               DATED 16 MARCH 2001
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                    TELEWEST COMMUNICATIONS NETWORKS LIMITED
        FACILITY A BORROWER, FACILITY B BORROWER AND FACILITY C BORROWER
                    TELEWEST COMMUNICATIONS NETWORKS LIMITED
                                       AND
                          TELEWEST FINANCE CORPORATION
                              FACILITY D BORROWERS
                      BANK OF AMERICA INTERNATIONAL LIMITED
                               BNY MARKETS LIMITED
                                BARCLAYS CAPITAL
                       BAYERISCHE HYPO-UND VEREINSBANK AG
                             CIBC WORLD MARKETS PLC
                           CREDIT SUISSE FIRST BOSTON
                             DEUTSCHE BANK AG LONDON
                              THE FUJI BANK LIMITED
                                 J.P. MORGAN PLC
                         THE ROYAL BANK OF SCOTLAND PLC
                     SALOMON BROTHERS INTERNATIONAL LIMITED
                             TD BANK EUROPE LIMITED
                      WESTDEUTSCHE LANDESBANK GIROZENTRALE
                                       AND
                              FORTIS BANK S.A./N.V.
                                 LEAD ARRANGERS
                             CIBC WORLD MARKETS PLC
                                       AND
                       CANADIAN IMPERIAL BANK OF COMMERCE
                                     AGENTS
                             CIBC WORLD MARKETS PLC
                                SECURITY TRUSTEE

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                                 LOAN AGREEMENT
                            FOR CREDIT FACILITIES OF
                       (POUND)2,000,000,000 TOGETHER WITH
                          AN INSTITUTIONAL FACILITY OF
                            UP TO (POUND)250,000,000

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                                   Norton Rose

                                    CONTENTS
CLAUSE                                                                                                                        PAGE
1        Purpose and definitions.................................................................................................1
2        The Facilities.........................................................................................................32
3        Conditions.............................................................................................................34
4        Utilisations and Advances..............................................................................................35
5        Currencies in respect of Facility D....................................................................................38
6        Interest and Interest Periods; alternative interest rates..............................................................38
7        Repayment, prepayment and cancellation.................................................................................42
8        Fees and expenses......................................................................................................47
9        Payments and Taxes; accounts and calculations..........................................................................49
10       Representations and warranties.........................................................................................53
11       Positive covenants.....................................................................................................60
12       Negative covenants.....................................................................................................66
13       Financial covenants....................................................................................................70
14       Events of Default......................................................................................................73
15       Indemnities............................................................................................................78
16       Unlawfulness and Increased Costs;  Mitigation..........................................................................79
17       Set-off and Pro Rata Payments..........................................................................................81
18       Assignment, Substitution, Lending Offices and Additional Borrowers.....................................................82
19       Lead Arrangers, Agent and Reference Lenders............................................................................85
20       Notices and other matters..............................................................................................91
21       Governing law and jurisdiction.........................................................................................93

Schedule 1 Part A - The Original Charging Subsidiaries of TCN...................................................................94
         Part B - The Original Non-Charging Subsidiaries........................................................................97
         Part C - The Original Charging Partnerships...........................................................................101
         Part D - The Lead Arrangers...........................................................................................103
         Part E - The Lenders and their Commitments............................................................................104
Schedule 2 Part A - Form of Drawdown Notice - Facility B Advances..............................................................108
         Part A - Form of Drawdown Notice - Facility B Advances................................................................108
         Part B - Form of Drawdown Notice - Facility A and D Advances..........................................................109
         Part C Form of Rollover Notice........................................................................................110
Schedule 3 Part A - Documents and evidence required as conditions precedent to first drawdown..................................111
         Part B Documents and evidence required as conditions subsequent.......................................................115
Schedule 4 Calculation of Additional Cost......................................................................................116
Schedule 5 Form of Substitution Certificate....................................................................................118
Schedule 6 Part A - Form of Compliance Certificate to be issued by an Authorised Officer of TCN................................121
         Part B Form of Accountants Report to be issued by the Auditors of the TCN Group.......................................123
Schedule 7 Form of Deed of Subordination.......................................................................................125
Schedule 8 Encumbrances........................................................................................................136
Schedule 9 Facility D Lender Accession Agreement...............................................................................138

THIS AGREEMENT is dated 16 March 2001

BETWEEN:

(1)        TELEWEST COMMUNICATIONS NETWORKS LIMITED as Facility A Borrower;

(2)        TELEWEST COMMUNICATIONS NETWORKS LIMITED as Facility B Borrower;

(3)        TELEWEST COMMUNICATIONS NETWORKS LIMITED as Facility C Borrower;

(4) TELEWEST COMMUNICATIONS NETWORKS LIMITED AND TELEWEST FINANCE CORPORATION as Facility D Borrowers;

(5)        THE SUBSIDIARIES OF TCN  set out in part A of schedule 1;

(6)        THE ASSOCIATED PARTNERSHIPS OF TCN set out in part C of schedule 1;

(7) THE BANKS AND FINANCIAL INSTITUTIONS whose names and addresses are set out in part D of schedule 1 as Lead Arrangers;

(8) THE BANKS AND FINANCIAL INSTITUTIONS whose names and addresses are set out in part E of schedule 1;

(9) CIBC WORLD MARKETS PLC and CANADIAN IMPERIAL BANK OF COMMERCE as the Agents; and

(10)       CIBC WORLD MARKETS PLC as Security Trustee.

IT IS AGREED as follows:

1          PURPOSE AND DEFINITIONS

1.1        PURPOSE

         This Agreement sets out the terms and conditions upon and subject to which the Lenders agree, according to their several obligations, to make available to the Borrowers credit facilities of (pound)2,000,000,000 comprising Facility A, Facility B and Facility C and of up to (pound)250,000,000 comprising Facility D to be used for the purposes set out below.

         Facility A
         ----------

         Facility A shall be used solely for the purpose of refinancing outstandings under the TCN Loan Agreement and the Flextech Loan Agreement.

         Facility B
         ----------

         Facility B shall be used for the purposes of:

         (a) financing the general corporate purposes of the TCN Group (including making payments to Telewest to finance payments of interest then due on the Agreed Securities);

         (b) the making of any payments not otherwise restricted by the terms of the Finance Documents (including, for the avoidance of doubt and without limitation, the repayment of principal on Agreed Cash Management Loans to the extent not so restricted) and (to the extent not refinanced by Facility A Advances and Facility D Advances) the refinancing of outstandings under the TCN Loan Agreement and the Flextech Loan Agreement;

         (c) provided that no Default or Event of Default has occurred and is continuing, refinancing the UAEH Loan Facilities together with accrued interest thereon up to a maximum aggregate amount of (pound)18,000,000; and

         (d) subject to an aggregate limit of the principal of Advances drawn down for such purpose of (pound)300,000,000 and such acquisition constituting a Permitted Investment, financing of the acquisition of any interest in the share capital or in the business or undertaking of any company or other person (including, without limitation, any partnership or joint venture) operating a business reasonably related, ancillary or complementary to the business of the TCN Group.

         Facility C
         ----------

         Facility C shall be used solely to finance the working capital requirements of the TCN Group.

         Facility D
         ----------

         Facility D shall be used solely for the purpose of refinancing outstandings under the TCN Loan Agreement and the Flextech Loan Agreement, unless, on the relevant Drawdown Date, such outstandings have already been refinanced in full by Facility A Advances and Facility B Advances in which event Facility D shall be used solely for the purposes of refinancing Facility B Advances.

         TCN will ensure that the Borrowers use the Facilities exclusively for the purposes set out above.

1.2      DEFINITIONS

         In this Agreement, unless the context otherwise requires:

         "ACCEDING FACILITY D LENDER" means any bank or financial institution which executes a Facility D Lender Accession Agreement in accordance with clause 18.9;

         "ACCOUNTANTS REPORT" means a report substantially in the form set out in schedule 6B, to be issued by the auditors of the TCN Group and which is required to be delivered to the Agent pursuant to clause 11.1.9(d);

         "ADDITIONAL COST" means in relation to any period and any Lender lending from an office in the United Kingdom a percentage calculated for such period at an annual rate determined by the application of the formula set out in schedule 4;

         "ADVANCE" means a Facility A Advance, a Facility B Advance or a Facility D Advance (as applicable);

         "AFFILIATE" means, in respect of any person, any person which is a Subsidiary or Holding Company of that person or a Subsidiary of a Holding Company of that person;

         "AGENT" means the UK Agent or, in relation to payments, calculations, notices and novations in respect of Facility D1 only and Relevant Information given by or to a Facility D Lender who has a Facility D1 Commitment and/or a Facility D1 Contribution, the US Agent;

         "AGENT'S SPOT RATE OF EXCHANGE" means the spot rate of exchange as determined by the UK Agent for the purchase of the relevant euro or Dollars (as the case may be) with Sterling in the London foreign exchange market at or about 11 a.m. on the relevant day;

         "AGREED CASH MANAGEMENT LOANS" means


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
         (a) loans of up to a principal aggregate amount of(pound)130,000,000 made by Telewest to TCN prior to the date of this Agreement; and

         (b) any loans made by Telewest to TCN in cash after the date of this Agreement from time to time which are so designated by Telewest at the time that they are made by notification to the Agent provided that the aggregate outstanding principal amount thereof does not exceed(pound)250,000,000;

         "AGREED SECURITIES" means the $300,000,000 95/8% senior debentures due 2006 and the $1,536,413,000 11% senior discount debentures due 2007 issued by Telewest on 3 October 1995; the $350,000,000 11 1/4% senior notes due 2008 issued by Telewest on 9 November 1998; the (pound)300,000,000 5 1/4% senior convertible notes due 2007 issued by Telewest on 19 February 1999; the (pound)325,000,000 97/8% senior discount notes due 2009 and the $500,000,000 9 1/4% senior discount notes due 2009 issued by Telewest on 15 April 1999; the $450,000,000 11?% senior discount notes due 2010 and the (pound)180,000,000 97/8% senior notes due 2010; the $350,000,000 97/8% senior notes due 2010, issued by Telewest on 19 January 2000; the $500,000,000 6% senior convertible notes due 2005 issued by Telewest Finance (Jersey) Limited on 7 July 2000; and any debt securities or preference shares issued by Telewest or Telewest Finance (Jersey) Limited to the extent that the proceeds thereof are used for the purpose of refinancing any of the aforementioned issues of debt securities provided that such debt securities or preference shares shall not be deemed to constitute "Agreed Securities":

         (a) to the extent that the principal amount of such debt securities or preference shares exceeds the principal amount of the debt securities and/or preference shares so refinanced; and

         (b) if they would otherwise constitute Agreed Securities under paragraph (a) above:

                  (i) if such debt securities or preference shares are issued on terms which include any change to the negative covenants of the debt securities so refinanced which are materially adverse to the Finance Parties; or

                  (ii) if such debt securities or preference shares provide for the repayment of all or any part of the principal thereof on a date which is earlier than the dates on which the relevant part of the principal of the refinanced debt securities would have been payable; or

                  (iii) if the total cash interest payments due in respect of all Agreed Securities (taken together) during any financial year of the TCN Group falling (in whole or in part) during the period commencing on the date of this Agreement and ending on the later of 31 December 2005 and the Relevant Date would be increased following the issue of such debt securities or preference shares.

         For the purposes of this definition "Relevant Date" means the last day of the last financial year of the TCN Group during which the most recent Long Range Plan delivered to the Agent under this Agreement at the time of issue of the relevant debt securities or preference shares shows that the ratio of Total TCN Group Debt to Consolidated Annualised TCN Group Net Operating Cash Flow at any time during such financial year will be more than 3.5:1;

         "ANCILLARY FACILITIES LETTER" means each letter entered into between a Facility C Lender and the Facility C Borrower setting out the terms and conditions governing its Facility C Commitment;

         "ANNUAL BUDGET" means a budget in respect of the TCN Group for each financial year containing information of the same type and to the same level of detail as that for the financial year ending on 31 December 2001 or containing such other information or to such other level of detail as has, at the relevant time, been approved in writing by the Agent acting on the instructions of the Majority Lenders;

         "ASSET SWAP" means any transaction involving the disposal by a TCN Entity of a Swapped Asset in consideration for the acquisition by any TCN Entity of an entity or business which is a Cable Operator (and, if appropriate, payments of cash by or to a TCN Entity provided, however, that any such transaction including payments of cash by a TCN Entity which result in such payments exceeding in aggregate (pound)50,000,000 during the Finance Period shall not constitute an "Asset Swap");

         "ASSOCIATED COMPANY" has the meaning attributed thereto in section 416 of the Income and Corporation Taxes Act 1988;

         "ASSOCIATED PARTNERSHIP" means, in relation to a company, a partnership that is controlled by that company, or by that company and one or more of its Associated Companies together, and a company shall be regarded as having control of a partnership for those purposes if (directly or indirectly, including through intermediate Associated Partnerships) it possesses, is entitled to, or is entitled to acquire:

         (a)      more than 50% of the assets of the partnership; or

         (b)      more than 50% of the income of the partnership

         or if it (directly or indirectly, including through intermediate Associated Partnerships) is able to direct how the affairs of the partnership are conducted;

         "AT & T" means AT&T Corporation, whose principal place of business is at 32 Avenue of the Americas, New York NY 10013-2412;

         "AUTHORISED OFFICER" means that officer or officers of Telewest or TCN authorised to sign any certificates, notices, requests or confirmations referred to in this Agreement or relating to the Facilities;

         "BANKING DAY" means a day (other than a Saturday or Sunday) on which banks are open for general business in London and, in respect of all notice periods relating to Facility D1, New York and:

         (a) (in relation to any date for payment or purchase of a currency other than euro) the principal financial centre of the country of that currency; or

         (b) (in relation to any date for payment or purchase of euro) any TARGET Day;

         "BARCLAYS" means Barclays Bank PLC;

         "BARCLAYS CAPITAL" means the investment banking division of Barclays Bank PLC;

         "BARCLAYS INDEBTEDNESS" means all indebtedness of Yorkshire Cable Communications Limited, Sheffield Cable Communications Limited and Yorkshire Cable Properties Limited under the Barclays Loan Agreements and/or the Barclays Security together with interest, costs and expenses payable in accordance with the relevant Barclays Loan Agreement and/or Barclays Security;

         "BARCLAYS INTERCREDITOR AGREEMENT" means the intercreditor agreement entered into on or about the date of this Agreement between Yorkshire Cable Communications Limited, Sheffield Cable Communications Limited, Yorkshire Cable Properties Limited, Barclays and the Security Trustee;

         "BARCLAYS LOAN AGREEMENTS" has the meaning given to it in the Barclays Intercreditor Agreement;

         "BARCLAYS SECURITY" has the meaning given to it in the Barclays Intercreditor Agreement;

         "BBC" means the British Broadcasting Corporation;

         "BBC JOINT VENTURE" means UK Channel Management Limited (company registration number 3322468) whose registered office is at Woodlands, 80 Wood Lane, London W12 0TT;

         "BBC JV SECURITY TRUSTEE'S UNDERTAKING" means the agreement entered into or to be entered into between the Security Trustee, BBC Worldwide Limited and Cheltrading 283 Limited;

         "BBC JOINT VENTURE GROUP" means the BBC Joint Venture and its Subsidiaries from time to time;

         "BCFL" means Birmingham Cable Finance Limited, a company incorporated in Jersey (No. 60972);

         "BENEFICIARIES" means each of the Finance Parties, the Lessors, the Hedge Counterparties and Crosby Sterling;

         "BOND AND FLOATING CHARGES" means the first ranking bond and floating charges, in the agreed form, to be entered into by each Original Charging Subsidiary which is incorporated in Scotland in favour of the Security Trustee;

         "BORROWED MONEY" means Indebtedness (including, for the avoidance of doubt, but without double counting, any guarantees of such Indebtedness) in respect of (i) money borrowed or raised and debit balances at banks, (ii) any bond, note, loan stock, debenture or similar debt instrument, (iii) acceptance or documentary credit facilities, (iv) receivables sold or discounted (otherwise than on a non-recourse basis), (v) payments for assets or services acquired which are deferred for a period of 150 days or more after the relevant assets or services were supplied, (vi) hire purchase contracts, (vii) Finance Leases, (viii) guarantees, bonds, standby letters of credit or other instruments issued in connection with the performance of contracts to the extent that the same are treated as borrowings in accordance with GAAP and (ix) any other transaction (including without limitation forward sale or purchase agreements and issues of redeemable shares) having the commercial effect of a borrowing or raising of money entered into for the purpose of financing a person's operational or capital requirements provided that in making any calculation of Borrowed Money under this Agreement no Indebtedness shall be taken into account more than once;

         "BORROWER" means the Facility A Borrower, the Facility B Borrower, the Facility C Borrower and each of the Facility D Borrowers;

         "CABLE OPERATOR" means a person operating a cable telephony and/or a cable television system pursuant to Telecommunications, Cable and Broadcasting Laws (and, if applicable, any related business including without limitation the provision of internet services) or any person in relation to which such person is a wholly owned (directly or indirectly) Subsidiary;

         "CABLE SYSTEMS" means the telecommunications and television systems constructed or to be constructed or otherwise operated by the TCN Group in accordance with applicable Telecommunications, Cable and Broadcasting Laws and includes any part of any such system and all modifications, substitutions, replacements, renewals and extensions made to such systems;

         "CHARGING PARTNERSHIPS" means the Original Charging Partnerships and any other partnership which may from time to time accede to this Agreement and any relevant Security Documents pursuant to a Supplemental Deed;

         "CHARGING SUBSIDIARIES" means the Original Charging Subsidiaries and any other company which may from time to time accede to this Agreement and any relevant Security Documents pursuant to a Supplemental Deed;

         "CODE" means the United States Internal Revenue Code of 1986, as amended and any rule or regulation issued thereunder from time to time is in effect;

         "COLLATERAL ACCOUNT AGREEMENTS" has the meaning given to such expression in the Intercreditor Deed;

         "COLLATERAL ACCOUNT SECURITY ASSIGNMENTS" has the meaning given to such expression in the Intercreditor Deed;

         "COMMITMENT" means, in relation to a Lender, the aggregate of its Facility A Commitment and/or Facility B Commitment and/or Facility C Commitment and/or Facility D Commitment;

         "COMPLIANCE CERTIFICATE" means a certificate substantially in the form set out in schedule 6A in relation to the compliance (or otherwise) with the undertakings in clause 13 below issued by an Authorised Officer of TCN in relation to Quarterly Management Accounts;

         "CONSOLIDATED ANNUALISED TCN GROUP NET OPERATING CASH FLOW" means, as at the end of any Quarterly Period, four times the Consolidated TCN Group Net Operating Cash Flow for such Quarterly Period;

         "CONSOLIDATED TCN GROUP NET OPERATING CASH FLOW" means, in respect of each Quarterly Period, Six Month Period or Twelve Month Period, as the context requires, the aggregate of (i) the cash amount received by TCN Group in respect of each Joint Venture during such period to the extent that this does not exceed the pro rata amount of the Net Operating Cash Flow of such Joint Venture for such period determined by reference to the percentage shareholding of the TCN Group in the Joint Venture provided that, after the occurrence of a JVIPO, this paragraph (i) shall not apply in respect of any period during or following which there would have been a breach of clause 12.1.18 had such clause continued to apply after a JVIPO and (ii) the Net Income of the TCN Group (plus any depreciation, amortisation, other non-cash expenses and non-cash taxes and interest or other periodic fees, commissions and charges in respect of Borrowed Money) but deducting any payments of the kind referred to in paragraph (b)(i)(aa) of the definition of "Permitted Payments" made during the relevant period and excluding (to the extent included in the calculation of Net Income):

         (a) all sums constituting Management Fees accrued but not paid in respect of the relevant period to any member of the TCN Group by any Restricted Person;

         (b) any exceptional income (except to the extent that the same is used to meet a related exceptional expense), net of any Taxes paid or payable in respect of such income, of the TCN Group during the relevant period;

         (c) any interest income other than in respect of any JV Loan Stock, net of any Taxes paid or payable in respect of such income;

         (d) any profits or losses attributable to the interest of the TCN Group in any undertaking (as defined in section 259 Companies Act 1985) which is not a subsidiary undertaking (as defined in section 258 Companies Act 1985) of TCN for the relevant period;

         (e) any costs attributable to the start up of any interactive businesses established by the TCN Group from time to time up to a maximum of (pound)10,000,000 in the financial year 2001, (pound)15,000,000 in the financial year 2002 and (pound)20,000,000 in each subsequent financial year;

         all as determined in accordance with GAAP (save that, in the case of any period which includes all or part of any period ending on or before 31 March 2001, such determination shall be made as if the TCN Group on the first Drawdown Date had been established as such throughout such period) as used in the preparation of and as shown in the financial statements or Quarterly Management Accounts in respect of such Quarterly Period, Six Month Period or Twelve Month Period prepared and delivered to the Agent pursuant to clause 11.1.6 below or clause 11.1.7 below (as the case may be);

         "CONTRIBUTION" means, in relation to a Lender, the aggregate of such Lender's Facility A Contribution, Facility B Contribution, Facility C Contribution and Facility D Contribution at the relevant time;

         "CROSBY STERLING" means Crosby Sterling Limited (No. 2827426);

         "DEED OF SUBORDINATION" means a deed of subordination to be entered into between Telewest and the Security Trustee pursuant to the terms of this Agreement, substantially in the form of schedule 7 or on terms having substantially the same commercial effect as the form of schedule 7;

         "DEFAULT" means any Event of Default or any event or circumstance which with (i) the giving of any notice referred to in this Agreement, (ii) the lapse of any period of time referred to in this Agreement or (iii) the satisfaction of any other condition referred to in this Agreement (or any combination of (i), (ii) and (iii) above) would constitute an Event of Default;

         "DOLLARS" and "$" means the lawful currency of the United States of America;

         "DRAWDOWN DATE" means the date, being a Banking Day, on which an Advance is or is to be drawn down;

         "DRAWDOWN NOTICE" means a notice substantially in the form of the relevant part of schedule 2;

         "(EURO)", "EURO" or "EUROS" means the single currency of the Participating Member States;

         "ENCUMBRANCE" means any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, assignation, trust arrangement or security interest of any kind securing any obligation of any person or any other type of preferential arrangement (including without limitation title transfer and/or retention arrangements having similar effect);

         "ENVIRONMENTAL CLAIM" means any claim, notice prosecution, demand, action, official warning, abatement or other order (conditional or otherwise) relating to Environmental Matters or any notification or order requiring compliance with the terms of any Environmental Licence or Environmental Laws;

         "ENVIRONMENTAL LAWS" includes all or any applicable laws or regulations of any governmental authority or agency or any regulatory body in any jurisdiction relating to Environmental Matters;

         "ENVIRONMENTAL LICENCE" includes any permit, licence, authorisation, consent or other approval required at any time by any Environmental Laws;

         "ENVIRONMENTAL MATTERS" includes (a) nuisance, noise, defective premises, health and safety at work or elsewhere and (b) the pollution, conservation or protection of the environment (both natural and built) or of man or any living organisms supported by the environment or any other matter whatsoever affecting the environment or any part of it;

         "ERISA" means the Employee Retirement Income Security Act of 1974;

         "ERISA AFFILIATE" means any trade or business (whether or not incorporated) that, together with the US Borrower or any other Affiliate, is treated as a single employer under Section 414(b) or (c) of the Code or, solely for purpose of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code;

         "ERISA PLAN" means any employee pension benefit plan subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrower or any ERISA Affiliate is (or, if such ERISA Plan were terminated, would under Section 4069 of ERISA be deemed to be ) an "employer" as defined in
         Section 3(5) of ERISA;

         "EVENT OF DEFAULT" means any of the events or circumstances described in clause 14.1 below;

         "EXCESS CASH FLOW" means the Consolidated TCN Group Net Operating Cash Flow for the relevant Twelve Month Period, as shown in the relevant Compliance Certificate less (i) any Total TCN Group Cash Paying Debt Interest Charges accrued during such Twelve Month Period, (ii) cash repayments and/or prepayments of any Borrowed Money of the TCN Group made during such Twelve Month Period, (iii) capital expenditure of the TCN Group whether or not incurred to the extent that the same is included in the Annual Budget for such Twelve Month Period as delivered to the Agent under this Agreement, (iv) any cash amounts set aside to make repayments of principal at the original scheduled maturity of the Agreed Securities during the following Twelve Month Period and (v) any amounts accrued in respect of Taxes which are attributable to such Twelve Month Period;

         "EXISTING FACILITIES" means each of the TCN Loan Agreement and the Flextech Loan Agreement;

         "FACILITIES" means each of Facility A, Facility B, Facility C and Facility D and (as the context requires) "FACILITY" means any of them;

         "FACILITY A" means the term loan facility granted by the Facility A Lenders to the Facility A Borrower in accordance with clause 2.1.1;

         "FACILITY A ADVANCE" means an advance made to a Facility A Borrower under Facility A;

         "FACILITY A AVAILABILITY PERIOD" means the period commencing on the date of this Agreement and ending on the date of the Facility A Advance or on the date falling ten Banking Days after the date of this Agreement whichever is the earlier;

         "FACILITY A BORROWER" means TCN;

         "FACILITY A COMMITMENT" means, in relation to a Facility A Lender, the amount set opposite its name in column 1 of part E of schedule 1 or, as the case may be, in any relevant Substitution Certificate, as amended by any relevant term of this Agreement;

         "FACILITY A CONTRIBUTION" means, in respect of any Facility A Lender, the principal amount of all Facility A Advances owing to it at the relevant time;

         "FACILITY A LENDERS" means the banks and financial institutions who have a Facility A Commitment in part E of schedule 1 and includes their successors in title and Substitutes;

         "FACILITY A OUTSTANDINGS" means the aggregate principal amount of all Facility A Advances which are, at the relevant time, outstanding;

         "FACILITY A REPAYMENT DATE" means 31 March 2007;

         "FACILITY A TOTAL COMMITMENTS" means the aggregate of the Facility A Commitments of all the Facility A Lenders;

         "FACILITY B" means the revolving credit facility granted by the Facility B Lenders to the Facility B Borrower in accordance with clause 2.1.2;

         "FACILITY B ADVANCE" means an advance made to the Facility B Borrower under Facility B;

         "FACILITY B AVAILABILITY PERIOD" means the period commencing on the date of this Agreement and ending on 31 March 2007;

         "FACILITY B BORROWER" means TCN;

         "FACILITY B COMMITMENT" means, in relation to a Lender, the amount set opposite its name in column 2 of part E of schedule 1 or, as the case may be, in any relevant Substitution Certificate, as amended by any relevant term of this Agreement;

         "FACILITY B CONTRIBUTION" means, in respect of any Facility B Lender, the principal amount of all Facility B Advances owing to it at the relevant time;

         "FACILITY B FINAL REPAYMENT DATE" means 31 March 2007;

         "FACILITY B LENDERS" means the banks and financial institutions who have a Facility B Commitment in part E of schedule 1 and includes their successors in title and Substitutes;

         "FACILITY B OUTSTANDINGS" means the aggregate principal amount of all Facility B Advances which are, at the relevant time, outstanding;

         "FACILITY B REPAYMENT DATE" means each date referred to in clause 7.2;

         "FACILITY B TOTAL COMMITMENTS" means the aggregate of the Facility B Commitments of all the Facility B Lenders;

         "FACILITY C" means the ancillary facility granted by the Facility C Lenders to the Facility C Borrower in accordance with clause 2.1.3;

         "FACILITY C AVAILABILITY PERIOD" means the period commencing on the date of this Agreement and ending on 31 March 2007;

         "FACILITY C BORROWER" means TCN;

         "FACILITY C COMMITMENT" means, in relation to a Facility C Lender, the amount set opposite its name in column 3 of part E of schedule 1 or, as the case may be, in any relevant Substitution Certificate, as amended by any relevant term of this Agreement;

         "FACILITY C CONTRIBUTION" means, in respect of any Facility C Lender, the balance at the relevant time standing to the credit of the ancillary facility account of the Facility C Borrower with such Facility C Lender maintained pursuant to the relevant Ancillary Facilities Letter having taken account of any Group pooling arrangements entered into by members of the TCN Group with such Facility C Lender;

         "FACILITY C LENDERS" means the banks and financial institutions who have a Facility C Commitment in part E of schedule 1 and includes their successors in title and Substitutes;

         "FACILITY C OUTSTANDINGS" means the aggregate of the Facility C Contributions of all the Facility C Lenders;

         "FACILITY C REPAYMENT DATE" means 31 March 2007;

         "FACILITY C TOTAL COMMITMENTS" means the aggregate of the Facility C Commitments of all the Facility C Lenders;

         "FACILITY D" means the term loan facility granted by the Facility D Lenders to the Facility D Borrowers in accordance with clause 2.1.4;

         "FACILITY D ADVANCE" means a Facility D1 Advance, a Facility D2 Advance or a Facility D3 Advance;

         "FACILITY D AVAILABILITY PERIOD" means either (i) if on the date of this Agreement the Facility D Total Commitments are more than zero, the period commencing on the date of this Agreement and ending on the date of the first Facility D Advance or the date falling ten Banking Days after the date of this Agreement (whichever is the earlier) or (ii) if the Facility D Lender Accession Agreement is entered into, the period commencing on the date of the Facility D Lender Accession Agreement and ending on the date of the first Facility D Advance or the date falling ten Banking Days thereafter (whichever is the earlier);

         "FACILITY D BORROWERS" means, in respect of Facility D1 Advances, the US Borrower and, in respect of Facility D2 and Facility D3 Advances, TCN;

         "FACILITY D COMMITMENT" means, in relation to a Facility D Lender, the aggregate for the time being of its:

         (a)      Facility D1 Commitment;

         (b)      Facility D2 Commitment; and

         (c)      Facility D3 Commitment;

         "FACILITY D CONTRIBUTIONS" means, in respect of any Facility D Lender, the aggregate of its Facility D1 Contribution, its Facility D2 Contribution and its Facility D3 Contribution;

         "FACILITY D FINAL REPAYMENT DATE" means, subject to the proviso to clause 7.4, 30 June 2008;

         "FACILITY D LENDER ACCESSION AGREEMENT" means an agreement substantially in the form of schedule 9;

         "FACILITY D LENDERS" means the banks and financial institutions who have a Facility D Commitment in part E of schedule 1, together with any Acceding Facility D Lender and, in each case, includes their successors in title and Substitutes;

         "FACILITY D OUTSTANDINGS" means the aggregate of the Facility D1 Outstandings, the Facility D2 Outstandings and the Facility D3 Outstandings;

         "FACILITY D REPAYMENT DATE" means each date referred to in clause 7.4;

         "FACILITY D REPAYMENT INSTALMENT" has the meaning given to it in clause 7.4;

         "FACILITY D TOTAL COMMITMENTS" means the aggregate of the Facility D1 Total Commitments, the Facility D2 Total Commitments and the Facility D3 Total Commitments;

         "FACILITY D1" means the Dollar denominated term loan facility which forms a sub-tranche of Facility D;

         "FACILITY D1 ADVANCE" means a Dollar denominated advance made to the US Borrower under Facility D1;

         "FACILITY D1 COMMITMENT" means, in relation to a Facility D Lender, the aggregate of (i) the amount set opposite its name in column 4 of part E of schedule 1 and (ii) the amount set opposite its name as its Facility

         D1 Commitment in the Facility D Lender Accession Agreement and (iii) the amount of any Facility D1 Commitment transferred or assigned to it pursuant to this Agreement, in each case as amended by any relevant term of this Agreement;

         "FACILITY D1 CONTRIBUTION" means, in respect of any Facility D Lender, the principal of all Facility D1 Advances owing to it at the relevant time;

         "FACILITY D1 OUTSTANDINGS" means the aggregate principal amount of all Facility D1 Advances which are, at the relevant time, outstanding;

         "FACILITY D1 TOTAL COMMITMENTS" means the aggregate of the Facility D1 Commitments of all the Facility D Lenders;

         "FACILITY D2" means the Sterling denominated term loan facility which forms a sub-tranche of Facility D;

         "FACILITY D2 ADVANCE" means a Sterling denominated advance made to TCN under Facility D2;

         "FACILITY D2 COMMITMENT" means, in relation to a Facility D Lender, the aggregate of (i) the amount set opposite its name in column 5 of part E of schedule 1 and (ii) the amount set opposite its name in its Facility D2 Commitment in the Facility D Lender Accession Agreement and (iii) the amount of any Facility D2 Commitment transferred or assigned to it pursuant to this Agreement, in each case as amended by any relevant term of this Agreement;

         "FACILITY D2 CONTRIBUTION" means, in respect of any Facility D Lender, the principal of all Facility D2 Advances owing to it at the relevant time;

         "FACILITY D2 OUTSTANDINGS" means the aggregate principal amount of all Facility D2 Advances which are, at the relevant time, outstanding;

         "FACILITY D2 TOTAL COMMITMENTS" means the aggregate of the Facility D2 Commitments of all the Facility D Lenders;

         "FACILITY D3" means the euro denominated term loan facility which forms a sub-tranche of Facility D;

         "FACILITY D3 ADVANCE" means a euro denominated advance made to TCN under Facility D3;

         "FACILITY D3 COMMITMENT" means in relation to a Facility D Lender, the aggregate of (i) the amount set opposite its name in column 6 of the part E of schedule 1 and (ii) the amount set opposite its name as its Facility D3 Commitment in the Facility D Lender Accession Agreement and
         (iii) the amount of any Facility D3 Commitment transferred or assigned to it pursuant to this Agreement, in each case as amended by any relevant term of this Agreement;

         "FACILITY D3 CONTRIBUTION" means, in respect of any Facility D Lender, the principal of all Facility D3 Advances owing to it at the relevant time;

         "FACILITY D3 OUTSTANDINGS" means the aggregate principal amount of all Facility D3 Advances which are, at the relevant time, outstanding;

         "FACILITY D3 TOTAL COMMITMENTS" means the aggregate of the Facility D3 Commitments of all the Facility D Lenders;

         "FACILITY OFFICE" means the office specified in schedule 1, the Facility D Lender Accession Agreement (if applicable) or in any relevant Substitution Certificate (as the case may be) or which is notified to the Agent pursuant to clause 18.7, as the office through which a Lender will perform all or any of its obligations under this Agreement;

         "FINANCE DOCUMENTS" means this Agreement, the Security Documents, the Ancillary Facilities Letters, any Substitution Certificate, (if applicable) the Facility D Lender Accession Agreement, any letter referred to in clause 8.1 or schedule 3 and any other document designated as such in writing by the Agent and TCN;

         "FINANCE LEASE" means a lease treated as a finance lease pursuant to applicable accounting standards (including at the date of this Agreement, Statement of Standard Accounting Practice 21);

         "FINANCE PARTIES" means the Agents, the Lead Arrangers, the Lenders and the Security Trustee (as the context requires) and "FINANCE PARTY" means any one of them;

         "FINANCE PERIOD" means the period from the date of this Agreement until the date on which none of the Finance Parties and the Borrowers has any actual or contingent liabilities or obligations under the Finance Documents;

         "FLEXTECH AGENT" means the agent under the Flextech Loan Agreement;

         "FLEXTECH DIGITAL BROADCASTING" means Flextech Digital Broadcasting Limited (No. 3298737) of 4th Floor, The Quadrangle, Imperial Square, Cheltenham, Gloucestershire GL50 1YX;

         "FLEXTECH LOAN AGREEMENT" means the loan agreement dated 25 January 2000 (as amended and restated on 11 April 2000) made between, inter alia, Flextech Limited (formerly Flextech plc), Toronto Dominion Bank Europe Limited (now known as TD Bank Europe Limited) as Arranger, and certain banks and financial institutions set out therein;

         "FLEXTECH OUTSTANDINGS" means the aggregate principal amount outstanding in respect of the Flextech Loan Agreement together with all unpaid interest thereon and any other amounts payable in relation thereto;

         "GAAP" means generally accepted accounting principles and practices in the United Kingdom;

         "GROSS ASSETS" means, at any time, the aggregate amount of assets (if appropriate, on a consolidated basis) which would be included as current assets, investments and fixed assets in a consolidated balance sheet of the relevant entity drawn up at such time;

         "GROUP POOLING ARRANGEMENTS" means arrangements pursuant to which any Facility C Lender is entitled to pool balances of members of the TCN Group into one ancillary facility account in the name of TCN maintained pursuant to the Ancillary Facilities Letter;

         "HEDGE COUNTERPARTIES" means those persons who have entered into hedging arrangements with one or more TCN Entities which arrangements hedge the interest rate and/or currency exposure of the Borrowers under this Agreement, provided that that person (i) is or has become a party to the Intercreditor Deed and (ii) unless such arrangements were entered into prior to the date of this Agreement is a Lender (or an Affiliate of a Lender);

         "HOLDING COMPANY" in relation to any company or partnership means any person of which the first mentioned company or partnership is a Subsidiary;

         "IMMATERIAL GROUP ENTITY" means any member of the TCN Group which is not a Material Group Entity;

         "INDEBTEDNESS" means any obligation for the payment or repayment of money, whether as principal or as surety and whether present or future, actual or contingent;

         "INFORMATION MEMORANDUM" means the agreed form documents dated November 2000 and January 2001 distributed to prospective Lenders by The Bank of New York, Chase Manhattan plc, CIBC World Markets plc and TD Bank Europe Limited at the request of TCN in connection with this Agreement;

         "INITIAL LONG RANGE PLAN" means the operational projections for the TCN Group contained in the Information Memorandum;

         "INTELLECTUAL PROPERTY RIGHTS" means any patent, trade mark, service mark, registered design, trade name or copyright required to carry on the business of the TCN Group which is carried on at the relevant time;

         "INTERCOMPANY LOAN AGREEMENT" means the agreement between TCN and the US Borrower in the agreed form;

         "INTERCREDITOR DEED" means the intercreditor deed dated on or about the date of this Agreement between TCN, the US Borrower, Telewest, the Original Charging Subsidiaries, the Original Charging Partnerships, the financial institutions described therein as lenders, CIBC World Markets plc as agent and security trustee, the Lead Arrangers, the Lessors, TCC and YCG as lessees, the Lessors' Agent, the Hedge Counterparties and Crosby Sterling in the agreed form;

         "INTEREST PAYMENT DATE" means the last day of an Interest Period (and, in the case of an Interest Period of more than six months, the dates falling at six monthly intervals from the commencement of such Interest Period);

         "INTEREST PERIOD" means, in relation to any Advance, each period for calculation of interest in respect of such Advance ascertained in accordance with clauses 6.4 and 6.5;

         "IVS" means IVS Cable Holdings Limited (a company incorporated in Jersey (No. 41688);

         "JERSEY SHARE PLEDGES" means the first ranking share pledges to be entered into by (i) Birmingham Cable Limited (No. 2244565) over its shares in Birmingham Cable Finance Limited (a company incorporated in Jersey (No. 60972)) and (ii) Cheltrading 283 Limited and Flextech
         (1992) Limited over each of their shares in IVS Cable Holdings Limited, each in the agreed form;

         "JOINT VENTURE" means each of the BBC Joint Venture, the UK Gold Joint Venture and any other joint ventures between the BBC (or its Affiliates) and any member of the TCN Group;

         "JOINT VENTURE GROUP" means each of the UK Gold Group, the BBC Joint Venture Group and any other joint venture between the BBC (or its Affiliates) and any member of the TCN Group and the Subsidiaries of such joint venture;

         "JOINT VENTURE MATERIAL ADVERSE EFFECT" means a material adverse effect on the value of the TCN Group's interests in the Joint Venture Groups (taken together);

         "JV DOCUMENTATION" means all documentation constituting each Joint Venture from time to time (including, without limitation, any subscription and shareholders agreements and any agreements documenting the JV Loan Stock);

         "JVIPO" means an initial public offering of shares in any member of any Joint Venture Group (or any of its Holding Companies);

         "JV LOAN STOCK" means any loan stock issued to any member of the TCN Group in relation to any Joint Venture;

         "LEAD ARRANGERS" means the banks and financial institutions listed in part D of schedule 1;

         "LEASES" has the meaning given to such expression in the Intercreditor Deed;

         "LENDERS" means the banks and financial institutions listed in part E of schedule 1 and includes their successors in title and Substitutes;

         "LESSOR COLLATERAL ACCOUNTS" has the meaning given to such expression in the Intercreditor Deed;

         "LESSORS" means Lloyds (Nimrod) Specialist Finance Limited, Robert Fleming Leasing (Number 4) Limited and Lombard Commercial Limited;

         "LESSORS' AGENT" has the meaning given to such expression in the Intercreditor Deed;

         "LIBERTY" means Liberty Media Corporation of 9197 South Peoria Street, Englewood, Colorado 80112, United States of America;

         "LIBOR" means, in relation to a particular period:

         (a) the arithmetic mean (expressed as a percentage rounded upwards if necessary to the nearest four decimal places) of the offered quotations for deposits of the relevant currency in an amount approximately equal to the amount in relation to which LIBOR is to be determined for a period equivalent to such period which appears on the relevant page of the Telerate Service at or about 11.00am on the applicable Rate Fixing Day; or

         (b) if no such offered quotation appears on the relevant page of the Telerate Service the arithmetic mean (expressed as a percentage rounded upwards if necessary to the nearest four decimal places) of the rates respectively quoted to the UK Agent by each of the Reference Lenders at the request of the UK Agent as such Reference Lender's offered rate for deposits of the relevant currency in an amount approximately equal to the amount in relation to which LIBOR is to be determined for a period equivalent to such period to prime banks in the London Interbank Market at or about 11.00 a.m. on the applicable Rate Fixing Day;

         "LICENCES" means such licences as are from time to time issued to any of the TCN Entities under any Telecommunications, Cable and Broadcasting Laws;

         "LONG RANGE PLAN" means the Initial Long Range Plan or, as the context requires, any revised operational projections for the TCN Group required to be produced for the purposes of paragraph (b)(cc) of the definition of "Permitted Investments" or clause 11.1.9(f);

         "MAJORITY BANK LENDERS" means Lenders the aggregate of whose Facility A Contributions, Facility B Contributions and Facility C Contributions and undrawn Facility A Commitments, the undrawn Facility B Commitments and undrawn Facility C Commitments at any relevant time exceed 66 2/3 per cent. of the aggregate of the Facility A Outstandings, the Facility B Outstandings and the Facility C Outstandings and the undrawn Facility A Total Commitments, the undrawn Facility B Total Commitments and the undrawn Facility C Total Commitments;

         "MAJORITY INSTITUTIONAL LENDERS" means Lenders the aggregate of the Sterling Amount of whose Facility D Contributions and undrawn Facility D Commitments at any relevant time exceed 66 2/3 per cent. of the aggregate of the Sterling Amount of the Facility D Outstandings and undrawn Facility D Total Commitments;

         "MAJORITY LENDERS" means Lenders the aggregate of the Sterling Amount of whose Contributions and undrawn Commitments at any relevant time exceeds 662/3 per cent. of the Sterling Amount of the Outstandings and undrawn Total Commitments;

         "MANAGEMENT FEES" means any management, consultancy or similar fees payable by any TCN Entity to any Restricted Person or by any Restricted Person to any TCN Entity, as applicable;

         "MARGIN" means the rate per annum determined in accordance with clauses
         6.2 or 6.3 (as applicable);

         "MATERIAL ADVERSE EFFECT" means a material adverse effect on the ability of the TCN Entities (taken as a whole) to perform all or any of their respective material obligations under this Agreement;

         "MATERIAL FINANCIAL ADVERSE EFFECT" means a material adverse effect on the ability of the TCN Entities (taken as a whole) to perform all or any of their respective payment obligations under any of the Finance Documents;

         "MATERIAL GROUP ENTITY" means any member of the TCN Group which is:

         (i) a Subsidiary or an Associated Partnership which is a Holding Company of a Material Group Entity or a Joint Venture; or

         (ii) a Subsidiary or an Associated Partnership whose Gross Assets or revenues or Net Operating Cash Flow (consolidated in the case of a Subsidiary or Associated Partnership which itself has Subsidiaries) exceed 3% of the Gross Assets or revenues of the TCN Group or the Consolidated TCN Group Net Operating Cash Flow, in either case as calculated by reference to the latest audited accounts (consolidated or unconsolidated, as the case may be) of the TCN Group and such Subsidiary or Associated Partnership Provided that:

                  (a) in the case of a Subsidiary or Associated Partnership acquired after the end of the financial period to which the latest relevant audited accounts of the TCN Group relate, the reference to the latest audited accounts for the purposes of the calculation above shall, until audited accounts for the financial period in which the acquisition is made are published, be deemed to be a reference to such first-mentioned accounts as if such Subsidiary or Associated Partnership had been shown in such accounts by reference to its own latest audited accounts adjusted as deemed appropriate by the auditors of TCN, and a copy of the latest audited accounts of such Subsidiary or Associated Partnership shall be delivered to the Agent contemporaneously with such acquisition; and

                  (b) if, in the case of any Subsidiary or Associated Partnership which itself has Subsidiaries, no consolidated accounts are prepared and audited, its consolidated Gross Assets, its consolidated revenues and its Net Operating Cash Flow, shall be determined on the basis of pro forma consolidated accounts of the relevant Subsidiary or Associated Partnership and its Subsidiaries prepared for this purpose by the auditors of TCN or the auditors for the time being of the relevant Subsidiary or Associated Partnership and a copy of such pro forma consolidated accounts of the relevant Subsidiary or Associated Partnership and its Subsidiaries shall be delivered to the Agent contemporaneously with such accounts being issued; or

         (iii) a Subsidiary or Associated Partnership not falling within sub-paragraph (ii) above but which, as a result of any intra-group transfer or re-organisation would, adopting any of the tests referred to in sub-paragraph (ii) above and as if the accounts referred to in such sub-paragraph had been drawn up immediately following such transfer or re-organisation, be a Material Group Entity Provided that such Subsidiary or Associated Partnership shall only become a Material Group Entity upon the completion of such transfer or re-organisation; or

         (iv) a Subsidiary or an Associated Partnership which holds a Licence which is required by applicable laws for the purposes of the business of any Material Group Entity falling within paragraphs (i) to (iii) above ;

         "MICROSOFT" means Microsoft Corporation whose principal place of business is at One Microsoft Way, Redmond, WA 98052;

         "MONTH" means a period beginning in one calendar month and ending in the next calendar month on the day numerically corresponding to the day of the calendar month on which it started, provided that (i) if the period started on the last Banking Day in a calendar month or if there is no such numerically corresponding day, it shall end on the last Banking Day in such next calendar month and (ii) if such numerically corresponding day is not a Banking Day, the period shall end on the next following Banking Day in the same calendar month but if there is no such Banking Day it shall end on the preceding Banking Day and "months" and "monthly" shall be construed accordingly;

         "NECESSARY AUTHORISATIONS" means all approvals, authorisations and licences from, all rights granted by and all filings, registrations and agreements with, any person including, without limitation, any government or other regulatory authority necessary in order to enable each member of the TCN Group to construct, maintain and operate the Cable Systems and to carry on such other business as may be permitted by the terms of this Agreement and which is carried on at the relevant time;

         "NET CASH PROCEEDS" means, with respect to any Asset Swap or other sale, the aggregate amount of cash received from time to time in connection with such transaction after deducting therefrom:

         (a) any reasonable commissions, fees and expenses attributable to the Asset Swap or sale;

         (b) any reorganisation, restructuring or integration costs associated with any assets received as part of any Asset Swap or assets forming part of the relevant disposal or sale provided that such costs do not exceed (pound)1,000,000 in relation to any such Asset Swap or sale;

         (c) the amount of Taxes payable in connection with or as a direct result of the Asset Swap or sale;

         (d) the amount of any Borrowed Money (and accrued interest thereon), if any, required to be repaid upon such Asset Swap or sale other than to a Finance Party pursuant hereto; and

         (e) any amount subject to mandatory prepayment obligations pursuant to an agreement or instrument in respect of Borrowed Money;

         provided that in the case of paragraphs (d) and (e) above, the relevant asset which is the subject of such Asset Swap or sale was acquired after the date hereof and was acquired subject to such Borrowed Money and such Borrowed Money constitutes Permitted Borrowings;

         "NET INCOME" means, in respect of any period and any person, the net profit after Taxes of that person for such period, in the case of the TCN Group, as determined in accordance with GAAP as used in the preparation of and as shown in the financial statements or Quarterly Management Accounts in respect of such period prepared and delivered to the Agent pursuant to clause 11.1.6 or 11.1.7;

         "NET OPERATING CASH FLOW" means the total of the Net Income of that person but excluding the items referred to at sub-paragraphs (a) to (e) (inclusive) in Consolidated TCN Group Net Operating Cash Flow for that person;

         "NEW FACILITY C BORROWER" means the TCN Entities which have acceded to this Agreement as Facility C Borrower in accordance with clause 18.8;

         "NEW INTEREST PROVISIONS" means the provisions of paragraph 29 (Deduction of tax (payments between companies etc.)) of the proposed Resolutions of the Ways and Means Committee of the House of Commons dated 7th March 2001, to be moved by The Chancellor of the Exchequer, or provisions in the same terms as the provisions of such paragraph 29;

         "NON-GUARANTEED LEASE" means any Finance Lease in respect of which no guarantee has been issued pursuant to this Agreement;

         "ORIGINAL CHARGING PARTNERSHIPS" means those partnerships whose names and principal places of business are set out in part C of schedule 1;

         "ORIGINAL CHARGING SUBSIDIARIES" means those companies whose names and registered numbers are set out in part A of schedule 1;

         "ORIGINAL NON-CHARGING SUBSIDIARIES" means those companies whose names and registered numbers are set out in part B of schedule 1;

         "OUTSTANDINGS" means the aggregate of the Facility A Outstandings, the Facility B Outstandings, the Facility C Outstandings and the Facility D Outstandings;

         "PARENT UNDERTAKING" has the meaning given to such term in Section 258 Companies Act 1985;

         "PARTICIPATING MEMBER STATE" means a member state of the European Community that has adopted or adopts the euro as its currency in accordance with legislation of the European Union relating to Economic and Monetary Union;

         "PERMITTED BORROWINGS" means:

         (a)      any Borrowed Money arising under the Finance Documents;

         (b) any Borrowed Money included within Permitted Intra-TCN Group Transactions or Permitted Guarantees;

         (c) any Borrowed Money arising under interest rate protection arrangements entered into by members of the TCN Group which are not restricted by the terms hereof;

         (d) any Borrowed Money (i) arising under Non-Guaranteed Leases in aggregate not exceeding (pound)400,000,000 (ii) provided or arranged by a supplier (or its Affiliates) of customer premises equipment and/or related services to the TCN Group in aggregate not exceeding (pound)200,000,000, provided that the aggregate amount of Borrowed Money permitted to subsist pursuant to this paragraph (d) shall not at any time exceed (pound)500,000,000;

         (e)      Subordinated Debt;

         (f) the Existing Facilities and provided that such facilities are repaid or prepaid in full on the first Drawdown Date or Utilisation Date (as the case may be);

         (g) any Borrowed Money of any company acquired after the date hereof as a Permitted Investment by any TCN Entity provided
                  (A) such Borrowed Money was not incurred in contemplation of the acquisition by such TCN Entity of such company, (B) the amount of such Borrowed Money is not increased beyond that at the date the company in question was acquired and (C) such Borrowed Money permitted by this paragraph (g) shall cease to be permitted under this paragraph upon the date falling six months after the date the relevant company was acquired;

         (h)      any Borrowed Money arising under a Second Secured Facility;

         (i) any Borrowed Money not within paragraphs (a) to (h) above and not exceeding at any time in aggregate(pound)55,000,000; and

         (j) after 31 December 2004, any Borrowed Money not within paragraphs (a) to (i) above provided that:

                  (i)      such Borrowed Money is incurred after 31 December
                           2004;

                  (ii) no Default has occurred and is continuing at the date of the incurrence of such Borrowed Money; and

                  (iii) on the two Quarter Days immediately preceding the incurrence of such Borrowed Money (as shown in the relevant Compliance Certificates), immediately after the incurrence of such Borrowed Money and at all times thereafter Total TCN Group Debt is less than
                           3.0 times Consolidated Annualised TCN Group Net Operating Cash Flow;

         "PERMITTED DISPOSALS" means:

         (a) the application of cash in payments which are not otherwise restricted by the terms of this Agreement and the Security Documents (including, for the avoidance of doubt, Permitted Investments, Permitted Loans and Permitted Payments);

         (b) the sale or disposal of property or other assets (but excluding any ownership interest in any of the TCN Entities) on bona fide arms length commercial terms in the ordinary course of business in consideration for, or to the extent that the net proceeds of sale are applied within 90 days after such sale in, the acquisition of assets of a similar nature and approximately equal value to be used in the business;

         (c) the disposal, for full market value, of any interest rate or currency swap or other hedging instrument no longer required for the purpose for which it was originally entered into;

         (d)      disposals within Permitted Intra-TCN Group Transactions;

         (e) the disposal of assets pursuant to any sale and leaseback transactions which are permitted by and fall within paragraph
                  (d) of the definition of Permitted Borrowings;

         (f)      any disposal by way of an Asset Swap, provided that:

                  (i) the aggregate relevant percentage value of all Swapped Assets disposed of in relation to an Asset Swap shall not exceed 15 per cent. in any financial year and shall not exceed 25 per cent. in the Finance Period. For the purpose of this sub-paragraph (i), the "RELEVANT PERCENTAGE VALUE" of a Swapped Asset means the percentage of the Consolidated TCN Group Net Operating Cash Flow attributable to such Swapped Asset in respect of the financial year ending prior to the financial year in which the Swapped Asset is disposed of and for the avoidance of doubt the value will be calculated on a diminishing percentage basis such that any percentage amount used at any time will automatically reduce the remaining percentage available for Asset Swaps;

                  (ii) any consideration received in cash in respect of the Asset Swap is applied in or towards prepayment of the Outstandings and cancellation of the Total Commitments in accordance with clause 7.8;

                  (iii) no Default has occurred and is continuing or would result from the Asset Swap;

                  (iv) TCN provides to the Agent prior to the completion of the Asset Swap consolidated financial projections which show that there will be compliance with the financial covenants set out in clause 13.1 for the period of 18 months following such transaction;

                  (v) an Authorised Officer of Telewest confirms in writing to the Finance Parties prior to completion of the Asset Swap that the Board of Directors of Telewest are satisfied that the value of the asset acquired plus any cash received is not less than the value of the Swapped Asset;

                  (vi) to the extent required by clause 11.1.22, any asset acquired in relation to the Asset Swap is charged (or becomes subject to a charge) to the Security Trustee pursuant to a Security Document contemporaneously with the acquisition thereof unless the relevant asset is at the date of the acquisition the subject of a Permitted Encumbrance;

                  (vii) to the extent required by clause 11.1.22, any entity acquired in relation to the Asset Swap accedes to the TCN Debenture by the execution of a Supplemental Deed save to the extent that (A) the assets of the entity are at the date of acquisition the subject of a Permitted Encumbrance and (B) that such accession is not in breach of section 151 of the Companies Act 1985 (provided, however, that in the case of (A), TCN shall procure that the relevant Encumbrance is released no later than the date falling six months after the date of such Asset Swap and that the relevant entity executes a Supplemental Deed contemporaneously with such release and in the case of (B) TCN shall procure that as soon as practicable the directors of the relevant entity comply, to the extent permitted by applicable law, with sections 155 to 158 of the Companies Act 1985 to ensure that there is no breach of section 151 of the Companies Act
                           1985) and provides the Agent with such evidence as it may reasonably request as to the power and authority of such party to enter into such Supplemental Deed and the legality, validity and enforceability of the obligations created thereby. The parties hereto agree that upon the execution and delivery of such Supplemental Deed by all parties thereto such entity shall become a party to this Agreement as a TCN Entity and a party to each relevant Security Document as a chargor; and

                  (viii) the consideration receivable in respect of any Swapped Asset is received at the same time as the Swapped Asset is transferred save for post completion adjustments in respect of which adjustments there is no more than (pound)10,000,000 outstanding at any time;

         (g) disposals of assets on bona fide arm's length commercial terms by a member of the TCN Group where such assets are obsolete or no longer required for the purposes of such member of the TCN Group's business;

         (h) disposals (other than disposals referred to in paragraphs (a) to (h) above) with a value in aggregate for the TCN Group not exceeding(pound)2,000,000 in any financial year; and

         (i) disposals of any interest in a Joint Venture provided that such disposal is on bona fide arms length commercial terms and the proceeds are dealt with in accordance with clause 7.8.5;

         "PERMITTED ENCUMBRANCES" means:

         (a)      any Encumbrance arising under the Finance Documents;

         (b)      any Encumbrance existing at the date hereof and set out in schedule 8;

         (c) any Encumbrance arising pursuant to the terms of the Existing Facilities provided that all such Encumbrances are discharged as soon as practicable on or after the date on which all the respective obligations under each of the Existing Facilities are discharged pursuant to clause 4.9;

         (d) any Encumbrance arising pursuant to the terms of the Second Secured Facility provided that any such Encumbrance ranks behind the Encumbrances referred to in paragraph (a);

         (e) any Encumbrance arising from any Finance Leases or sale and leaseback arrangements constituting Permitted Borrowings;

         (f) any Encumbrance arising in the ordinary course of business by operation of law;

         (g) any Encumbrance in favour of any Facility C Lender incurred pursuant to any Group Pooling Arrangements;

         (h) any rights of set-off arising in the normal course of business;

         (i) any retention of title of goods supplied to any member of the TCN Group where such retention is agreed in the ordinary course of its trading activities and on customary terms provided that the purchase price relating to such goods is required to be paid within 150 days of the date on which the relevant goods are supplied;

         (j) any Encumbrance (a "NEW ENCUMBRANCE") created by any member of the TCN Group in substitution for any Encumbrance referred to in paragraph (b) above (an "EXISTING ENCUMBRANCE") provided that (i) such Existing Encumbrance is irrevocably and unconditionally discharged no later than the time of creation of the New Encumbrance, (ii) the New Encumbrance relates only to the same assets as the Existing Encumbrance, (iii) the Indebtedness secured by the New Encumbrance does not exceed the Indebtedness secured by the Existing Encumbrance and (iv) if required by the Agent, before such New Encumbrance is entered into, the beneficiary thereof enters into a priorities arrangement with the Agent and all of the Lenders in similar terms to any existing priorities arrangement and otherwise in form and substance reasonably satisfactory to the Agent;

         (k) any Encumbrance over any assets or company which are acquired after the date hereof as a Permitted Investment by any TCN Entity subject to such Encumbrance provided (A) such Encumbrance was not created in contemplation of the acquisition by such TCN Entity of such assets or company, (B) the debt secured by such Encumbrance is not increased beyond that secured at the date the asset or company in question is acquired and (C) any Encumbrance permitted by this paragraph
                  (k) shall cease to be permitted under this paragraph upon the date falling six months after the date the assets or company subject to such Encumbrance were acquired;

         (l) any retention of title arrangements of customer premises equipment in favour of a supplier (or its Affiliate) in respect of Borrowed Money referred to in paragraph (d)(ii) of the definition of Permitted Borrowings provided that title is only retained to individual items of customer premises equipment in respect of which the purchase price has not been paid in full;

         (m) any Encumbrance not within paragraphs (a) to (l) above and securing Indebtedness in aggregate not exceeding (pound)20,000,000 and where the assets the subject of such Encumbrance have an aggregate book value not exceeding (pound)25,000,000;

         "PERMITTED FINANCIAL INVESTMENTS" means on any date investments in:

         (i)      securities which are freely negotiable and marketable:

                  (a) which mature not more than twelve months from that date; and

                  (b) which are rated at least AA by Standard & Poor's Corporation or Aa2 by Moody's Investor Services, Inc.; or

         (ii) certificates of deposits, floating rate notes, acceptances issued by and deposit and current accounts of and time deposits with banks which are authorised institutions under the Banking Act 1987 or by building societies under the Building Societies Act 1986 or Sterling, Dollar or euro denominated cash funds managed by any reputable financial institution so long as such bank or building society's or cash fund long term senior debt immediately prior to the making of such an investment is not rated less than A by S&P and not less than A2 by Moody's; and

         (iii) commercial paper rated at least A1 by Standard & Poor's Corporation or at least P1 by Moody's Investor Services, Inc., with a maturity of not more than six months;

         "PERMITTED GUARANTEES" means:

         (a)      any guarantees arising under the Finance Documents;

         (b) any guarantees included within Permitted Intra-TCN Group Transactions;

         (c)      any guarantees included within Permitted Borrowings;

         (d) any guarantees granted other than in respect of Borrowed Money in the ordinary course of trading;

         (e) any guarantees not included in paragraphs (a) to (d) (inclusive) above provided that the maximum liability thereunder (actual or contingent) when aggregated with amounts outstanding as Borrowed Money permitted by virtue of paragraph
                  (i) of the definition of Permitted Borrowings do not exceed in aggregate (pound)55,000,000;

         "PERMITTED INTRA-TCN GROUP TRANSACTIONS" means:

         (a)      loans made by a member of the TCN Group to a TCN Entity;

         (b) any transaction approved as a Permitted Intra-TCN Group Transaction by the Agent (acting on the instructions of the Majority Lenders);

         (c) the payment or declaration of any dividend, return on capital, repayment of capital contributions or other distributions (i) by any TCN Entity to a shareholder which is a TCN Entity or
                  (ii) by a member of the TCN Group (not being a TCN Entity) to a member of the TCN Group;

         (d) the purchase, acquisition, sale or disposal of assets or revenues (including, without limitation, the acquisition of any business or interest therein) (i) by a TCN Entity from or, as the case may be, to another TCN Entity provided such assets or revenues remain charged to the Security Trustee pursuant to a Security Document or (ii) by a member of the TCN Group (not being a TCN Entity) from or, as the case may be, to another member of the TCN Group (not being a TCN Entity) or to a TCN Entity;

         (e) the purchase, subscription for, or other acquisition of any share (or other securities or any interest therein) in any TCN Entity by any other TCN Entity provided such shares are charged to the Security Trustee pursuant to a Security Document;

         (f) the subscription for shares in any company on its formation or the purchase of shares in any company which has not at any time carried on any business (other than that associated with its formation or any necessary administrative activities) provided that, if required pursuant to clause 11.1.22, (i) such shares are charged to the Security Trustee pursuant to a Security Document and (ii) such company becomes a TCN Entity pursuant to the provisions of this Agreement;

         (g) in relation to the ordinary course of trading, the giving by any TCN Entity of any guarantee, bond or indemnity in respect of the liabilities or obligations of any other TCN Entity; and

         (h)      any transaction forming part of the TCN Group Restructuring;

         "PERMITTED INVESTMENTS" means:

         (a) any transaction included within Permitted Intra-TCN Group Transactions;

         (b)      any acquisition of (i) the entire ownership interest in, or
                  (ii) any assets of, any person which is not a TCN Entity in each case by a TCN Entity provided that:

                  (aa) the extent to which the consideration is funded by the proceeds of the Advances is limited to monies representing the proceeds of Facility B Advances up to a maximum aggregate amount for all such acquisitions during the Finance Period of(pound)300,000,000 and any additional consideration payable for such acquisition is satisfied entirely by
                           (A) the issue to the vendor of shares in Telewest and/or (B) the payment of cash to the vendor provided that, for the purposes of funding such payment, Subordinated Debt has been lent to TCN or the relevant TCN Entity and/or Telewest has subscribed in cash for equity share capital in TCN (which share capital is charged to the Security Trustee in accordance with clause 12.1.6) in an aggregate amount which is not less than the amount of such consideration and is applied in satisfaction of such consideration;

                  (bb) in the case of sub-paragraph (i) above, such person becomes a TCN Entity contemporaneously with the making of such acquisition or investment or, in the case of sub-paragraph (ii) above, such assets are charged (or become subject to a charge) to the Security Trustee pursuant to a Security Document contemporaneously with the acquisition thereof;

                  (cc) if the consideration payable for such acquisition, or the aggregate consideration for all such acquisitions, exceeds (pound)100,000,000, TCN has delivered to the Agent prior to completion of the acquisition a revised Long Range Plan which has been submitted to and approved by the Majority Lenders and which shows that there will be compliance with the financial covenants set out in clause 13.1 throughout the remaining part of the Finance Period; and

                  (dd) in the case of sub-paragraph (i) above the business of such person is reasonably related, ancillary or complementary to the business of the TCN Group or in the case of sub-paragraph (ii) above such assets consist of all or substantially all of the assets of a business reasonably related, ancillary or complementary to the business of the TCN Group;

         (c) any acquisition of the entire ownership interest in, or any acquisition of assets of, any person forming part of an Asset Swap where the related disposal is a Permitted Disposal;

         (d)      the making of any Permitted Financial Investments;

         (e) the making of any investment from (and including) 1 January 2001 by way of loan to or subscription for share capital in any of the Joint Ventures up to a total aggregate amount of (pound)100,000,000; and

         (f) any transactions not within paragraphs (a) to (e) (inclusive) above which would otherwise be prohibited under clause 12.1.8 where the value of the aggregate net consideration (in cash or otherwise) paid by members of the TCN Group does not exceed (pound)25,000,000 in aggregate during the Finance Period;

         "PERMITTED LOANS" means:

         (a)      the making of any Permitted Financial Investments;

         (b) any loans as a result of a Subscriber being granted, in the ordinary course of trading, terms whereby it does not have to pay for the services provided to it for a period after the provision of such services;

         (c) any transaction included within Permitted Intra-TCN Group Transactions or paragraph (e) of Permitted Investments;

         (d) any such transaction the principal amount of which, when aggregated with the principal outstanding amount of other transactions falling within this paragraph (d), does not exceed (pound)5,000,000;

         "PERMITTED PAYMENTS" means any payments or transfers of assets (including Value Added Tax thereon, if applicable):

         (a) to any Restricted Person in relation to contractual or other arrangements (1) on bona fide arm's length commercial terms in the ordinary course of business (other than any contractual or other arrangements in relation to Borrowed Money) or (2) those arrangements which exist at the date hereof and have been agreed in writing by the UK Agent; or

         (b)      (i) payments by TCN to Telewest to fund:

                  (aa) costs and expenses of Telewest incurred in relation to the TCN Group of up to(pound)5,000,000 in respect of each financial year;

                  (bb) the payment by Telewest of cash interest or, at original stated maturity, principal on the Agreed Securities then due or which is to become due and payable within 30 days;

                  (cc) the repayment of principal in respect of any advances made by Telewest under Agreed Cash Management Loans; or

         (ii) by TCN to Telewest where such payment is by way of rental payment under a sub-Finance Lease to fund the payment of rental due on any Telewest (1996) Lease, provided that (1) no Default has occurred and is continuing or would result from the making of any payment under this paragraph (b) and (2) in the case of any rental payment, Telewest directs that such payment be made to (and such payment is made to) the lessor under the corresponding Telewest (1996) Lease to be applied in or towards discharging Telewest's rental obligations under such Telewest (1996) Lease and (3) in the case of any payment of principal on the Agreed Securities, such repayment is contained in the Annual Budget and such Annual Budget demonstrates no breach of the undertakings at clause 13.1 after such repayment;

         (c)      consisting of dividends or other distributions provided that:

                  (i) on the two Quarter Days immediately preceding the making of any such payment (adjusted as if such payment had then been made) and immediately after such payment the ratio of Total TCN Group Debt to Consolidated Annualised TCN Group Net Operating Cash Flow is less than 3.5 times; and

                  (ii) no Default has occurred and is continuing or would result from the making of any payment under this paragraph (c);

         (d) payments to Telewest consisting of the proceeds of any release of cash from the Lessor Collateral Accounts in accordance with the terms of the Collateral Account Security Assignments, provided that no Default has occurred and is continuing or would result from the making of any payment under this paragraph (d);

         "PLEDGE AND SECURITY AGREEMENTS" means each of the first ranking pledge and security agreements to be entered into in favour of the Security Trustee by each of the partners in each of the Charging Partnerships formed in the State of Colorado in substantially the agreed form;

         "QUALIFYING LENDER" means, in respect of the relevant Lenders to Facility A, Facility B, Facility C, Facility D2 and Facility D3:

         (a)

                  (i) at all times after 31 March 2001 when the New Interest Provisions have the force of law, under section 1 Provisional Collection of Taxes Act 1968, or under any other Act of Parliament, a person which is beneficially entitled to the interest payable to it under this Agreement, and which is:

                           (A)      a company resident in the United Kingdom; or

                           (B) a partnership, each member of which is a company resident in the United Kingdom; or

                           (C) a company which is not resident in the United Kingdom which:

                                    1)       carries on a trade in the United
                                             Kingdom through a branch or agency;
                                             and

                                    2)       for which any payment of such
                                             interest falls to be brought into
                                             account in computing its chargeable
                                             profits, within the meaning of
                                             section 11(2) Income and
                                             Corporation Taxes Act 1988; or

                  (ii)     at all times:

                           (A)      before 1 April 2001, or

                           (B) after 31 March 2001 when the New Interest Provisions do NOT have the force of law,

                           a bank or financial institution being a "bank" within the meaning of section 840A of the Income and Corporation Taxes Act 1988, which is beneficially entitled to any principal and interest payable to it under this Agreement and any Security Document to which it is a party and which is within the charge to corporation tax as respects such interest, but so that if either section 840A or section 349(3)(a) of such Act is amended or repealed, this paragraph (iv) of this definition shall be amended in such manner as the Agent, after consultation with TCN, shall determine to be necessary in order to define a bank or financial institution whose circumstances most closely correspond to a person as defined above; or

         (b) a person, being a bank or financial institution or an export credit agency (whether incorporated in the United Kingdom or elsewhere), which, by virtue of the provisions of a double taxation agreement between the United Kingdom and the country of residence of that person (assuming compliance with any filing or similar requirements envisaged in connection therewith) is entitled to exemption from Taxes on interest and is, subject only to a prior direction given to TCN by the United Kingdom Inland Revenue pursuant to an application by that person without the Borrower incurring any additional expense or suffering any significant additional administrative burden, eligible to have payments made to it by TCN under this Agreement and any Security Document to which it is a party without any deduction or withholding in respect of Taxes, and for this purpose "double taxation treaty" means any convention or agreement between the government of the United Kingdom and any other government for the avoidance of doubt taxation and the prevention of fiscal evasion with regard to Taxes on income and capital gains.

         "QUARTER DAYS" means 31st March, 30th June, 30th September and 31st December in any year;

         "QUARTERLY MANAGEMENT ACCOUNTS" means the quarterly management accounts of the TCN Group to be delivered to the Agent pursuant to clause 11.1.7 in the agreed form or containing information of the same type as is required by such form;

         "QUARTERLY PERIOD" means each period of approximately three months commencing on the day after a Quarter Day and ending on the next following Quarter Day;

         "RATE FIXING DAY" means (i) in the case of Sterling, the first day of the relevant period, (ii) in the case of Dollars the second Banking Day before the first day of the relevant period or (iii) in the case of euro, the second Target Day before the first day of the relevant period;

         "REFERENCE LENDERS" means the principal London offices of The Royal Bank of Scotland plc, CIBC World Markets plc and Barclays Bank PLC, and/or any other Lender appointed as such pursuant to clause 19.12;

         "REIMBURSEMENT AGREEMENT" means the agreement of such name to be entered into between each of the Original Charging Partnerships and TCN in the agreed form;

         "RELATED FUND" means, with respect to any Facility D Lender that is a fund that invests in commercial loans, any other fund that invests in commercial loans and is administered or managed by (a) that Facility D Lender, (b) any Affiliate of that Facility D Lender or (c) the same investment adviser (or an Affiliate of that investment adviser) that administers or manages that Facility D Lender;

         "RELEVANT INFORMATION" means any notice, request, demand or other communication under this Agreement or any document (including, without limitation, financial information) required to be delivered under this Agreement;

         "RELEVANT SUBSTANCE" means (i) any radioactive emissions, (ii) electricity and any electrical or electromagnetic emissions and (iii) any substance whatsoever (whether in a solid or liquid form or in the form of a gas or vapour and whether alone or in combination with any other substance) which is capable of causing harm to man or any other living organism supported by the environment (both natural and built), or damaging the environment (both natural and built) or public health or welfare;

         "RENTAL" has, in relation to a Lessor, the meaning given to it in the Lease Agreement to which that Lessor is a party;

         "RESTRICTED PAYMENT" means (a) any direct or indirect distribution, dividend, loan or other payment (whether in cash, property, securities or otherwise) by any member of the TCN Group (including, without limitation, any payment on account of the share capital of TCN or capital stock or other securities of TCN) or any interest thereon, (b) any transfer of any assets by any member of the TCN Group and (c) any payment (whether in cash, property, securities or otherwise) of principal of, or interest on, Subordinated Debt, in each case to any Restricted Person;

         "RESTRICTED PERSON" means any member of the Telewest Group other than the TCN Entities;

         "ROLLOVER NOTICE" means a notice substantially in the form of part C of schedule 2;

         "SCOTTISH SECURITY DOCUMENTS" means the Bond and Floating Charges and the Share Pledges;

         "SECOND SECURED FACILITY" means a facility of up to (pound)250,000,000 to TCN which has the benefit of security ranking second to the security created by the Security Documents and which is subject to terms and conditions to be agreed by the Agent acting on the instructions of the Majority Lenders;

         "SECURITY DOCUMENTS" means the TCN Debenture, the Deed of Subordination, the Pledge and Security Agreements, the Telewest Loan Assignment, the Reimbursement Agreement, the Scottish Security Documents, the Share Charge, the Jersey Share Pledges, the BBC JV Security Trustee's Undertaking, the UK Gold JV Security Trustee's Undertaking, any Supplemental Deed, the Intercreditor Deed, the Barclays Intercreditor Agreement, the TINTA Inter-Creditor Deed and all other mortgages, charges, guarantees, indemnities and other instruments from time to time entered into in favour of the Agent, the Security Trustee and/or the Lenders by way of guarantee or other similar assurance of and/or security for amounts owed to any of the Beneficiaries;

         "SECURITY TRUSTEE" means CIBC World Markets plc and/or such other person as may be appointed as security trustee pursuant to any Security Document (as the context requires);

         "SENIOR DEBT INTEREST CHARGES" means, in relation to any period, the total amount of all interest and similar periodic fees and commissions accruing in respect of Total TCN Group Senior Debt during such period plus net cash amounts paid or payable by the TCN Group or less net cash amounts received or receivable by the TCN Group (as the case may be) under interest rate or currency swaps or other hedging arrangements in respect of such period;

         "SHARE CHARGE" means the first ranking share charge entered into or to be entered into by Telewest in favour of the Security Trustee over its shares in TCN;

         "SHARE PLEDGES" means the first ranking share pledges to be entered into by certain Original Charging Subsidiaries over the shares in those members of the TCN Group incorporated in Scotland (other than those which are Original Non-Charging Subsidiaries) in the agreed form;

         "SIX MONTH PERIOD" means each period of six months ending on the last day of a calendar month;

         "SPECIFIED SHAREHOLDERS" means AT&T, Microsoft and Liberty;

         "STERLING" and "(POUND)" mean the lawful currency for the time being of the United Kingdom and in respect of all payments to be made under this Agreement in Sterling means immediately available, freely transferable cleared funds;

         "STERLING AMOUNT" means:

         (a) in respect of Contributions and undrawn Commitments expressed in Sterling, the amount thereof; and

         (b) in respect of Contributions and undrawn Commitments not expressed in Sterling, the Sterling equivalent thereof calculated using the Agent's Spot Rate of Exchange on the date which is two Banking Days before the date of this Agreement (or if the Contribution or undrawn Commitment in respect of a Facility D Lender Accession Agreement, the date thereof);

         "SUBORDINATED DEBT" means, at any relevant time, all Indebtedness of the TCN Entities owed to a Restricted Person who has entered into a Deed of Subordination;

         "SUBSCRIBER" means a person who has entered into an agreement (which has not expired or been terminated) with a TCN Entity to be provided with services by a TCN Entity through the operation of the Cable Systems;

         "SUBSIDIARY" of a person means (a) any company or entity directly or indirectly controlled by such person (for which purpose "control" means either ownership of more than 50 per cent. of the voting share capital (or equivalent right of ownership) of such company or entity or power to direct its policies and management whether by contract or otherwise or the right to receive more than 50 per cent. of any distributions (of whatever nature) made in respect of the share capital or other ownership interests of such company or entity) and (b) (for the purpose only of the preparation of the financial statements and the Quarterly Management Accounts to be prepared pursuant to clauses 11.1.6 and
         11.1.7 and the undertakings in clause 12.1) in the case of a company incorporated in England and Wales or Scotland, a Subsidiary Undertaking;

         "SUBSIDIARY UNDERTAKING" has the meaning given to such term in section 258 Companies Act 1985;

         "SUBSTITUTE" has the meaning ascribed thereto in clause 18.3;

         "SUBSTITUTION CERTIFICATE" means a certificate substantially in the form of schedule 5;

         "SUPER MAJORITY LENDERS" means Lenders the aggregate of the Sterling Amount of whose Contributions and undrawn Commitments at any relevant time exceeds 95 per cent of the aggregate of the Sterling Amount of the Outstandings and undrawn Total Commitments;

         "SUPPLEMENTAL DEED" means a deed supplemental to this Agreement, the TCN Debenture and certain of the other Security Documents executed, inter alias, by a member of the TCN Group in the form of schedule 4 to the TCN Debenture or in such other form as is agreed between the Agent and TCN whereby such Subsidiary or Associated Partnership becomes a party to this Agreement and any relevant Security Document as a Charging Subsidiary or Charging Partnership, as the case may be;

         "SWAPPED ASSET" means shares in, or the entire assets and business of, any member of the TCN Group (other than TCN) which is a Cable Operator;

         "TARGET DAY" means a day on which the Trans-european Automated Real-Time Gross Settlement (TARGET) System is operating;

         "TAX ON OVERALL NET INCOME" of a person shall be construed as a reference to Tax (other than Tax deducted or withheld from any payment) imposed on that person by any jurisdiction on:

         (i)      the net income profits or gains of that person worldwide; or

         (ii) such of its income, profits or gains as arise in or relate to the jurisdiction in which it is resident or in which its principal or lending office is located;

         "TAXES" includes all present and future taxes, levies, imposts, duties, fees or charges of a similar nature together with interest thereon and penalties in respect thereof and "Taxation" shall be construed accordingly;

         "TCC" means The Cable Corporation Limited (No. 2075227);

         "TCN" means Telewest Communications Networks Limited (No. 3071086) whose registered office is at Unit 1, Genesis Business Park, Albert Drive, Woking, Surrey GU21 5RW;

         "TCN AGENT" means CIBC World Markets plc as agent under the TCN Loan Agreement;

         "TCN DEBENTURE" means the first ranking composite guarantee and debenture (including, inter alia, a charge over the JV Loan Stock and charges over Cheltrading 283 Limited's shares in the Joint Ventures) entered into or to be entered into by each TCN Entity in favour of the Security Trustee in the agreed form;

         "TCN ENTITIES" means TCN, the US Borrower, each Original Charging Subsidiary and each Original Charging Partnership together with any company or partnership which is or becomes a party to this Agreement and the relevant Security Documents pursuant to clause 11.1.22;

         "TCN FRANCHISES" means those areas in which the TCN Group is permitted by applicable laws to operate cable television and/or cable telecommunications systems;

         "TCN GROUP" means TCN, all its Subsidiaries and all its Associated Partnerships from time to time;

         "TCN GROUP RESTRUCTURING" means the acquisition or disposal of shares or partnership interests in members of the TCN Group and Subsidiaries of Flextech Limited (formerly Flextech plc) on or after the date of this Agreement, but before or on the first Drawdown Date so that the TCN Group is in all material respects as set out in the group structure chart deliver to the Agent pursuant to part A of schedule 3 on the first Drawdown Date;

         "TCN LOAN AGREEMENT" means the Loan Agreement dated 17 May 1999 made between, inter alia, TCN, certain subsidiaries and partnerships of TCN set out in part A of schedule 1 therein and The Bank of New York, CIBC World Markets plc, Chase Investment Bank Limited, NatWest Markets and The Toronto-Dominion Bank as lead arrangers as amended;

         "TCN OUTSTANDINGS" means the aggregate principal amount outstanding in respect of the TCN Loan Agreement together with all unpaid interest thereon and any other amounts payable in relation thereto;

         "TELECOMMUNICATIONS, CABLE AND BROADCASTING LAWS" means the Telecommunications Act 1984, the Cable and Broadcasting Act 1984, the Broadcasting Act 1990 (together with the Broadcasting Act 1996) and all other laws, statutes, regulations and judgments relating to broadcasting or telecommunications or cable television or broadcasting applicable to any member of the TCN Group, and/or the business carried on by, any member of the TCN Group (for the avoidance of doubt, not including laws, statutes, regulations or judgments relating solely to consumer credit, data protection or intellectual property);

         "TELEWEST" means Telewest Communications plc (No. 2983307);

         "TELEWEST GROUP" means Telewest, all its Subsidiaries and all its Associated Partnerships;

         "TELEWEST (1996) LEASE" means a Finance Lease of tangible and/or intangible assets by Telewest where such assets are the subject of a sub-Finance Lease between Telewest and a member of the TCN Group including without limitation, the Finance Lease dated 28 March 1996 between Telewest and R.B. Leasing (March) Limited (as assigned on 29 March 1999 to Royal Bank of Scotland (Industrial Leasing) Limited;

         "TELEWEST LOAN ASSIGNMENT" means the first ranking assignment by way of security to be entered into by Telewest of Telewest's rights in and to the Subordinated Debt in the agreed form;

         "TERM" means, in relation to a Facility B Advance, the period for which such Facility B Advance is or is to be made, as specified in the Drawdown Notice or Rollover Notice for such Facility B Advance, or as otherwise determined in accordance with the provisions of this Agreement;

         "TERM DATE" means, in relation to a Facility B Advance, the last day of the Term of such Facility B Advance;

         "TINTA" means Tele-Communications International, Inc., a Delaware Corporation whose principal place of business is at Terrace Tower II, 5619 DTC Parkway, Englewood, Colorado, U.S.A.;

         "TINTA INTER-CREDITOR DEED" means the agreement entered into between TINTA, Flextech Digital Broadcasting Limited, the Security Trustee and the BBC Joint Venture;

         "TOTAL COMMITMENTS" means at any relevant time the aggregate of the Facility A Total Commitments, the Facility B Total Commitments, the Facility C Total Commitments and the Facility D Commitments at such time;

         "TOTAL FACILITY A COMMITMENTS" means the aggregate of the Facility A Commitments of all the Facility A Lenders;

         "TOTAL FACILITY B COMMITMENTS" means the aggregate of the Facility B Commitments of all the Facility B Lenders;

         "TOTAL FACILITY C COMMITMENTS" means the aggregate of the Facility C Commitments of all the Facility C Lenders;

         "TOTAL FACILITY D COMMITMENTS" means aggregate of the Facility D Commitments of all the Facility D Lenders;

         "TOTAL TCN GROUP CASH PAYING DEBT" means that part of Total TCN Group Debt in respect of which interest and any other periodic charges (except expenses and any one-off fees paid otherwise than in lieu of interest or discount) is at that time paid or payable in relation thereto;

         "TOTAL TCN GROUP CASH PAYING DEBT INTEREST CHARGES" means, in relation to any period, the total amount of all interest and periodic fees and commissions accruing in respect of Total TCN Group Cash Paying Debt during such period plus net cash amounts paid or payable by Telewest and its Subsidiary Undertakings or less net cash amounts received or receivable by Telewest and its Subsidiary Undertakings (as the case may be) under interest rate or currency swaps and other hedging arrangements, either, in the case of members of the TCN Group, allowed under this Agreement and relating to Total TCN Group Senior Debt or, in the case of Telewest or any of its other Subsidiary Undertakings, relating to Agreed Securities, in each case in respect of such period;

         "TOTAL TCN GROUP DEBT" means the aggregate consolidated amount of (a) Total TCN Group Senior Debt and (b) the amount of the Agreed Securities;

         "TOTAL TCN GROUP SENIOR DEBT" means the aggregate consolidated amount of all Borrowed Money of the TCN Group which is not Subordinated Debt;

         "TREATY" means the Treaty establishing the European Community as amended by the Treaty on European Union;

         "TWELVE MONTH PERIOD" means each period of twelve months ending on the last day of a calendar month;

         "UAEH LOAN FACILITIES" means the loan facility of an initial principal amount of (pound)10,000,000 and capitalised interest thereon granted to Flextech Limited (formerly Flextech plc) and its Subsidiaries by United Artists European Holdings Limited on 1 February 1994;

         "UK AGENT" means CIBC World Markets plc of Cottons Centre, Cottons Lane, London SE1 2QL in its capacity as agent under or in connection with Facility A, Facility B, Facility C, Facility D2 and Facility D3 or such other person as may be appointed as UK Agent pursuant to clause 19.11;

         "UK GOLD" means UK Gold Television Limited;

         "UK GOLD GROUP" means the UK Gold Joint Venture and its Subsidiaries from time to time;

         "UK GOLD JOINT VENTURE" means UK Gold Holdings Limited (company registration number 3298738) whose registered office is at 4th Floor, The Quadrangle, Imperial Square, Cheltenham, Gloucestershire, GL50 1YX;

         "UK GOLD SECURITY TRUSTEE'S UNDERTAKING" means the agreement entered or to be entered into between the Security Trustee, BBC Worldwide Limited and Cheltrading 283 Limited;

         "US AGENT" means Canadian Imperial Bank of Commerce in its capacity as agent under or in connection with Facility D1 or such other person who may be appointed as US Agent pursuant to clause 19.11;

         "US BORROWER" means Telewest Finance Corporation, a Delaware Corporation, whose principal office is at Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware;

         "UTILISATION" means each utilisation made by the Facility C Borrower under Facility C;

         "UTILISATION DATE" means the date being a Banking Day on which a Utilisation is to be made;

         "WAG NATWEST DEBENTURE" means the mortgage debenture given by The Way Ahead Group Limited in favour of National Westminster Bank plc dated 15 January 1999; and

         "YCG" means The Yorkshire Cable Group Limited (No. 2782818).

1.3      HEADINGS

         Clause headings and the table of contents are inserted for convenience of reference only and shall be ignored in the interpretation of this Agreement.

1.4      CONSTRUCTION OF CERTAIN TERMS

         In this Agreement, unless the context otherwise requires:

1.4.1 references to clauses and schedules are to be construed as references to the clauses of, and schedules to, this Agreement and references to this Agreement include its schedules;

1.4.2 references to (or to any specified provision of) this Agreement or any other document shall be construed as references to this Agreement, that provision or that document as in force for the time being and as from time to time amended in accordance with the terms thereof, or, as the case may be, with the agreement of the relevant parties and (where such consent is, by the terms of this Agreement or the relevant document required to be obtained as a condition to such amendment being permitted) the prior written consent of the relevant Agent, all of the Lenders, the Majority Institutional Lenders, the Super Majority Lenders, the Majority Bank Lenders or the Majority Lenders (as the case may be);

1.4.3 reference to a "regulation" include any present or future regulation, rule, directive, requirement, request or guideline (whether or not having the force of law) of any agency, authority, central bank or government department or any self-regulatory or other national or supra-national authority;

1.4.4    words importing the plural shall include the singular and vice versa;

1.4.5    references to a time of day are to London time;

1.4.6 references to a person shall be construed as including references to an individual, firm, company, corporation, unincorporated body of persons or any State or any agency thereof and that person's successors in title;

1.4.7 reference to a document "in the agreed form" means in the form of a draft of such document initialled by way of identification by the Agent and TCN or by their respective lawyers on their behalf or, where no such draft is so initialled, in the form to be agreed between TCN and the Agent and both such parties hereby agree to negotiate in good faith to agree such form;

1.4.8 references to a "guarantee" include references to an indemnity or other assurance against financial loss including, without limitation, an obligation to purchase assets or services as a consequence of a default by any other person to pay any Indebtedness and "guaranteed" shall be construed accordingly;

1.4.9 reference to "set-off" includes retention, compensation and the balancing of accounts under Scots law;

1.4.10 references to any enactment shall be deemed to include references to such enactment as re-enacted, amended or extended;

1.4.11 reference to "business" in relation to any member of the TCN Group mean any business referred to in clause 11.1.5 which such member of the TCN Group engages in, and references to "ordinary course of business" in relation to any member of the TCN Group shall be similarly construed;

1.4.12 unless expressly provided to the contrary in this Agreement, a person who is not a party to this Agreement may not enforce any of its terms under the Contracts (Rights of Third Parties) Act 1999;and

1.4.13 For the purposes of the definitions of "Excess Cash Flow" and "Permitted Payments", references to payments of interest on or principal of Agreed Securities (or interest accruing in respect of Agreed Securities) shall be calculated by, inter alia, adding net cash amounts paid or payable by Telewest and Telewest Finance (Jersey) Limited and deducting net cash amounts received or receivable by Telewest and Telewest Finance (Jersey) Limited (as the case may be) under interest rate and currency swaps or other hedging arrangements which relate to the relevant Agreed Securities and the relevant payment or period (as the case may be).

1.5      MAJORITY LENDERS

         Where this Agreement provides for any matter to be determined by reference to the opinion of the Super Majority Lenders, the Majority Lenders, the Majority Bank Lenders or the Majority Institutional Lenders or to be subject to the consent or request of the Super Majority Lenders, the Majority Lenders, the Majority Bank Lenders or the Majority Institutional Lenders or for any action to be taken on the instructions of the Super Majority Lenders, Majority Lenders, the Majority Bank Lenders or the Majority Institutional Lenders, such opinion, consent, request or instructions shall (as between the relevant Lenders) only be regarded as having been validly given or issued by the Super Majority Lenders, the Majority Lenders, the Majority Bank Lenders or the Majority Institutional Lenders (as the case may be) if all of the relevant Lenders shall have received appropriate prior notice of the matter on which such opinion, consent, request or instructions are required to be obtained and the relevant majority of Lenders shall have given or issued such opinion, consent, request or instructions but TCN and each other TCN Entity shall be entitled (and bound) to assume that such notice shall have been duly received by each relevant Lender and that the relevant majority, as determined by the Agent, shall have been obtained to constitute the Super Majority Lenders, Majority Lenders, Majority Bank Lenders or Majority Institutional Lenders (as the case may be) whether or not this is in fact the case.

1.6      AGENT'S OPINION

         Where this Agreement provides for the Agent's opinion to determine whether any matter would have or would be reasonably likely to have a Material Financial Adverse Effect, a Material Adverse Effect, a Joint Venture Material Adverse Effect or a material adverse effect, as the case may be, the Agent shall act in accordance with the instructions of the Majority Lenders (acting reasonably) in making such determination.

2        THE FACILITIES

2.1      AMOUNT

         The relevant Lenders, relying upon each of the representations and warranties in clause 10 and in the Security Documents, agree to make available, in each case subject to the terms and conditions of this Agreement, to:

2.1.1 the Facility A Borrower, a term loan facility in the principal sum of(pound)500,000,000;

2.1.2 the Facility B Borrower, a reducing revolving credit facility in the principal sum of(pound)1,450,000,000;

2.1.3 the Facility C Borrower, committed ancillary facilities in the principal sum of(pound)50,000,000; and

2.1.4 the Facility D Borrowers, a term loan facility in the principal sum of (pound)250,000,000, comprising a dollar sub-tranche, a Sterling sub-tranche and a euro sub-tranche.

         The obligation of each Facility A Lender, each Facility B Lender and each Facility D Lender under this Agreement shall be to contribute that proportion of each Facility A Advance, Facility B Advance, Facility D1

         Advance, Facility D2 Advance or Facility D3 Advance which, as at the Drawdown Date of such Advance, its Facility A Commitment, Facility B Commitment, Facility D1 Commitment, Facility D2 Commitment or Facility D3 Commitment (as the case may be) bears to the Facility A Total Commitments, the Facility B Total Commitments, the Facility D1 Total Commitments, the Facility D2 Total Commitments or the Facility D3 Total Commitments (as the case may be). The obligation of each Facility C Lender shall be governed by the terms of its Ancillary Facilities Letter, save that in the event of any conflict between this Agreement and the relevant Ancillary Facilities Letter (insofar as they relate to matters specifically set out in this Agreement in relation to Facility
         C), the terms of this Agreement shall prevail.

2.2      FACILITY LIMITS

2.2.1 The Facility A Outstandings shall not at any time exceed the Total Facility A Commitments;

2.2.2 The Facility B Outstandings shall not at any time exceed the Total Facility B Commitments;

2.2.3 The Facility C Outstandings shall not at any time exceed the Total Facility C Commitments;

2.2.4 The Facility D1 Outstandings shall not at any time exceed the Facility D1 Total Commitments;

2.2.5 The Facility D2 Outstandings shall not at any time exceed the Facility D2 Total Commitments;

2.2.6 The Facility D3 Outstandings shall not at any time exceed the Facility D3 Total Commitments.

2.3      DRAWDOWN AVAILABILITY

2.3.1 Save for a Facility B Advance to be rolled over pursuant to clauses 4.3 or 4.4 below or to be made following the assumption of a Facility B Commitment by a Facility C Lender, pursuant its clauses 7.3 no Facility A Advance, Facility B Advance, Facility D Advance or Utilisation shall be made to the extent that Total TCN Group Senior Debt on such day (adjusted to take into account the principal amount of any proposed Advance or Utilisation or other Borrowed Money to be made or repaid on such day) divided by Consolidated Annualised TCN Group Net Operating Cash Flow (determined as at the end of the most recently ended Quarterly Period in respect of which Quarterly Management Accounts have been delivered to the Agent under this Agreement) exceeds the number set out in column (2) below against the period in column (1) below in which the relevant Drawdown Date or Utilisation Date falls:

                           (1)                                                       (2)

                         PERIOD                                 MAXIMUM TOTAL TCN GROUP SENIOR DEBT DIVIDED BY
                                                           CONSOLIDATED ANNUALISED TCN GROUP NET OPERATING CASH FLOW
from the date of this Agreement to (and including) 31                                6.50
March 2002
From (and including) 1 April 2002 to (and including) 30                              6.00
September 2002
From (and including) 1 October 2002 to (and including)                               5.75
31 March 2003
From (and including) 1 April 2003 to (and including) 30                              5.00
September 2003
From (and including) 1 October 2003 to (and including)                               4.50
31 March 2004
From (and including) 1 April 2004 to (and including) 30                              3.50
September 2004
From (and including) 1 October 2004 and thereafter                                   3.00


2.4      OBLIGATIONS SEVERAL

         The obligations of each Lender under this Agreement are several; the failure of any Lender to perform such obligations shall not relieve any other Finance Party or any TCN Entity of any of their respective obligations or liabilities under this Agreement nor shall the Agent, the Arrangers or the Security Trustee be responsible for the obligations of any Lender (except for its own obligations, if any, as a Lender) nor shall any Lender be responsible for the obligations of any other Lender under this Agreement.

2.5      INTERESTS SEVERAL

         Notwithstanding any other term of this Agreement (but without prejudice to the provisions of this Agreement relating to or requiring action by the Super Majority Lenders, Majority Lenders, the Majority Bank Lenders or the Majority Institutional Lenders) the interests of the Finance Parties are several and the amount due to each Finance Party is a separate and independent debt. Each Finance Party shall have the right to protect and enforce its rights arising out of this Agreement and it shall not be necessary for any Finance Party to be joined as an additional party in any proceedings for this purpose.

3        CONDITIONS

3.1      DOCUMENTS AND EVIDENCE

         The obligations of each Lender to make its Commitment available shall be subject to the condition that the Agent, or its duly authorised representative, shall have received the documents and evidence specified in part A of schedule 3 in form and substance reasonably satisfactory to the Agent prior to the Drawdown Notice in respect of the first Advance being given or, if earlier, the first Utilisation being requested.

3.2      GENERAL CONDITIONS PRECEDENT

         The obligation of each Lender to contribute to any Advance (except any Facility B Advance to be rolled over pursuant to clauses 4.3 or 4.4 below or to be made following the assumption of a Facility B Commitment by a Facility C Lender pursuant to clause 7.3) is subject to the further conditions that at the time of the giving of a Drawdown Notice for, and at the time of the making of, such Advance:

3.2.1 the representations and warranties deemed to be made pursuant to clause 10.3, being (subject as provided therein) true and correct as of each such time as if each was made with respect to the facts and circumstances existing at such time; and

3.2.2 no Default shall have occurred and be continuing which has not been remedied or expressly waived or would result from the making of such Advance.

3.3      WAIVER OF CONDITIONS PRECEDENT

         The conditions specified in this clause 3 are inserted solely for the benefit of the Lenders and may be waived on their behalf in whole or in part and with or without conditions by the Agent acting on the instructions of all of the Lenders in respect of the first Advance and on the instructions of the Majority Lenders, in respect of subsequent Facility A Advances or Facility B Advances, or the Majority Institutional Lenders, in respect of subsequent Facility D Advances, without prejudicing the right of the Agent acting on such instructions to require fulfilment of such conditions in whole or in part in respect of any other Advance.

3.4      CONDITIONS SUBSEQUENT

         TCN undertakes no later than the date falling 7 days after the date of this Agreement to deliver the documents and evidence specified in part B of schedule 3 in form and substance reasonably satisfactory to the Agent.

4        UTILISATIONS AND ADVANCES

4.1      FACILITY C

         Facility C shall be governed by the terms of the relevant Ancillary Facilities Letter and this Agreement, save that in the event of any conflict between this Agreement and the relevant Ancillary Facilities Letter (insofar as they relate to matters specifically set out in this Agreement in relation to Facility C) the terms of this Agreement shall prevail. Utilisations may be requested by the Facility C Borrower and shall be made by the relevant Facility C Lender in accordance with the terms of the relevant Ancillary Facilities Letter. Reference to "this Agreement" shall, insofar as they relate to Facility C, be deemed to include the relevant Ancillary Facilities Letter.

4.2      DRAWDOWN

         Subject to the terms and conditions of this Agreement, an Advance will be made to the relevant Borrower following receipt by the Agent from such Borrower of a Drawdown Notice signed by an Authorised Officer not later than 11 a.m. on the third Banking Day (in the case of a Facility D Advance) or 11 a.m. on the second Banking Day (in the case of any other Advance) before the proposed Drawdown Date. A Drawdown Notice shall be effective on actual receipt by the Agent and, once given, shall, subject as provided in clause 6.11.1, be irrevocable. No Drawdown Notice may be given in respect of an amount which is the subject of a notice received by the Agent under clause 7.6.

4.3      ROLLOVER

         Subject to the terms and conditions of this Agreement, if the Facility B Borrower wishes to draw a Facility B Advance on any day (the "RELEVANT DAY") of an amount of not more than the amount of a Facility B Advance which is due to be repaid on the Relevant Day in accordance with clause 7.2, the Facility B Borrower shall not be obliged to serve a Drawdown Notice in relation to such new Facility B Advance but may serve a Rollover Notice signed by an Authorised Officer specifying the amount of the new Facility B Advance and the Term thereof and when such new Facility B Advance is to be made. A Rollover Notice shall be effective on actual receipt by the Agent (which must be no later than 11 a.m. on the second Banking Day before the Relevant Day) and, once given, shall, subject as provided in clause 6.11.1, be irrevocable. No Rollover Notice may be given in respect of an amount which is the subject of a notice received by the Agent under clause 7.6.

4.4      NO ROLLOVER NOTICE

         If the Agent does not receive a Rollover Notice from the Facility B Borrower in accordance with clause 4.3 in respect of a new Facility B Advance to be made on the Term Date of a Facility B Advance outstanding to the Facility B Borrower then, subject to the terms and conditions of this Agreement (including without limitation clause 2.2), a Facility B Advance of an amount equal to the amount of the Facility B Advance due to be repaid shall be made to the Facility B Borrower if the Facility B Advance due to be repaid was outstanding on such Term Date, for a Term of one month or such other period as shall comply with clause 6.4 unless the amount of such Facility B Advance is the subject of a notice received by the Agent under clause 7.6.

4.5      DETAILS OF ADVANCES

4.5.1 Each Advance may be made only on Banking Days falling within, in the case of Facility A Advances, the Facility A Availability Period or, in the case of Facility B Advances, the Facility B Availability Period or, in the case of Facility D Advances, the Facility D Availability Period.

4.5.2 Each Facility B Advance shall be of either (pound)10,000,000 or any larger sum which is an integral multiple of (pound)5,000,000. The amount of the Facility A Advance and each Facility D Advance shall be determined in accordance with clause 4.9.

4.5.3    No more than 10 Facility B Advances may be outstanding at any time.

4.6      NOTIFICATION TO LENDERS

         On the date of receipt of a Drawdown Notice or a Rollover Notice complying with the terms of this Agreement or if a Facility B Advance is otherwise to be made in accordance with clause 4.4 the Agent shall notify each relevant Lender thereof, of the date on which such Advance is to be made, the initial Interest Period for such Advance and the amount of such Lender's participation in such Advance. Subject to the provisions of clauses 3 and 4.8, on the date for the making of the relevant Advance each of the relevant Lenders shall (subject to clause 4.8) make available to the Agent its portion of such Advance in accordance with clause 9.2.

4.7      TERMINATION OF COMMITMENTS

         Any part of the Facility A Commitment of each Facility A Lender undrawn and uncancelled at the end of the Facility A Availability Period, any part of the Facility C Commitment of each Facility C Lender undrawn and uncancelled at the end of the Facility C Availability Period shall thereupon be automatically reduced to zero and any part of the Facility D1 Commitment and/or the Facility D2 Commitment and/or the Facility D3 Commitment of each Facility D Lender undrawn and uncancelled at the end of the Facility D Availability Period shall thereupon be automatically reduced to zero. The Facility B Commitment of each Facility B Lender shall be cancelled in accordance with clause 7.2.

4.8      NETTING OF FACILITY B ADVANCES

         If a Facility B Advance (the "NEW FACILITY B ADVANCE") is to be made to the Facility B Borrower on a day on which another Facility B Advance made to the Facility B Borrower (the "MATURING FACILITY B ADVANCE") is due to be repaid then, subject to the terms of this Agreement and so long as the conditions referred to in clause 3.2, if applicable shall have been satisfied in relation to the new Facility B Advance, (i) the maturing Facility B Advance shall be deemed to have been repaid on its Term Date either in whole (if the new Facility B Advance is equal to or greater than the maturing Facility B Advance) or in part (if the new Facility B Advance is less than the maturing Facility B Advance) and the Facility B Borrower shall only be obliged to repay the principal amount by which the Facility B Advance exceeds the new Facility B Advance and (ii) to the extent that the maturing Facility B Advance is so deemed to have been repaid, the principal amount of the new Facility B Advance to be made on such date shall be deemed to have been credited to the account of the Facility B Borrower by the Agent on behalf of the Facility B Lenders in accordance with the terms of this Agreement and the Facility B Lenders shall only be obliged to make available to the Facility B Borrower pursuant to clause 4.6 a principal amount (if any) equal to the amount by which the new Facility B Advance exceeds the maturing Facility B Advance.

4.9      EXISTING FACILITIES

4.9.1 The Facility A Borrower agrees to comply with the terms of clause 4 so as to ensure that it draws down a single Facility A Advance on such Drawdown Date in an amount equal to the Facility A Total Commitments. If, on such date, the Facility D Total Commitments are more than zero the Facility D Borrowers agree to comply with the terms of clause 4 so as to ensure that the US Borrower draws down a Facility D1 Advance equal to the Facility D1 Total Commitments and TCN draws down a Facility D2 Advance equal to the Facility D2 Total Commitments and a Facility D3 Advance equal to a Facility D3 Total Commitment. The US Borrower undertakes to on-lend the proceeds of such Facility D1 Advance to TCN on such Drawdown Date by directing the Agent to pay the same to an account of TCN and TCN undertakes to convert such proceeds and the proceeds of the Facility D3 Advance into Sterling on such Drawdown Date and to pay the same to the Agent on such Drawdown Date for application in accordance with clause 4.9.3 or clause 4.9.4 (as applicable).

4.9.2 TCN agrees to comply with the terms of clause 4 so as to ensure that it draws down a Facility B Advance on the first Drawdown Date in an amount, which when aggregated with the proceeds of the Facility A Advance made pursuant to clause 4.9.1 and (if applicable) the Facility D Advances made on such Drawdown Date pursuant to clause 4.9.1 (following, where applicable, their conversion into Sterling in accordance with clause 4.9.1) is not less than the aggregate of the TCN Outstandings and the Flextech Outstandings.

4.9.3 TCN irrevocably authorises the Agent, and the Agent agrees, to apply the proceeds of the Facility A Advance made pursuant to clause 4.9.1, (if applicable) the Facility D Advances made or on-lent to it on the first Drawdown Date pursuant to clause 4.9.1 (following, where applicable, their conversion into Sterling pursuant to clause 4.9.1) and the relevant part of a Facility B Advance made pursuant to this clause 4.9.2 on the first Drawdown Date in payment to the Flextech Agent and the TCN Agent for application in payment/and or repayment and/or prepayment of the TCN Outstandings and the Flextech Outstandings. The Agent's obligations under clause 9.2 in respect of such Facility B Advance shall be to remit the balance following such discharge (if any) to TCN forthwith.

4.9.4 If the Facility D Lender Accession Agreement is entered into, the Facility D Borrowers agree to comply with the terms of clause 4 so as to ensure that the US Borrower draws down a Facility D1 Advance equal to the Facility D1 Total Commitments and TCN draws down a Facility D2

         Advance equal to the Facility D2 Total Commitments and a Facility D3 Advance equal to the Facility D3 Total Commitments. The US Borrower undertakes to on-lend the proceeds of such Facility D1 Advance to TCN on the Drawdown Date of such Facility D1 Advance and TCN undertakes to convert such proceeds into Sterling on such Drawdown Date and the proceeds of the Facility D3 Advance into Sterling on the Drawdown Date of such Facility D3 Advance. TCN undertakes to apply the proceeds of the Facility D Advances made or on-lent to it pursuant to this clause
         4.9.3 (following, where applicable, their conversion into Sterling pursuant to this clause 4.9.3) immediately upon receipt thereof in or towards the repayment or prepayment of the Facility B Outstandings.

5        CURRENCIES IN RESPECT OF FACILITY D

5.1      SELECTION OF CURRENCY

5.1.1 Each Facility D1 Advance shall be made and remain outstanding in Dollars.

5.1.2 Each Facility D2 Advance shall be made and remain outstanding in Sterling.

5.1.3    Each Facility D3 Advance shall be made and remain outstanding in euros.

         In each case notwithstanding any currency fluctuations.

6        INTEREST AND INTEREST PERIODS; ALTERNATIVE INTEREST RATES

6.1      NORMAL INTEREST RATES

         The Facility A Borrower, the Facility B Borrower and each Facility D Borrower agrees to pay interest on each Advance made to it in respect of each Interest Period relating thereto on each Interest Payment Date at the rate per annum determined by the Agent to be the aggregate of
         (a) the applicable Margin, (b) the Additional Cost and (c) LIBOR. Each Facility C Borrower agrees to pay interest or commission in respect of each Utilisation made by it in accordance with the terms of the relevant Ancillary Facilities Letter.

6.2      MARGIN FOR FACILITY A AND FACILITY B

6.2.1 The Margin in respect of each Interest Period for a Facility A Advance or a Facility B Advance commencing before 30 June 2002 shall be 2.25 per cent.

6.2.2 The Margin in relation to each Facility A Advance and each Facility B Advance shall in respect of each Interest Period commencing on or after 30 June 2002 (subject to the proviso below) be the rate set out in column (1) below against the ratio of Total TCN Group Cash Paying Debt on the first day of the relevant Interest Period to Consolidated Annualised TCN Group Net Operating Cash Flow set out in column (2) below determined from the most recently delivered Quarterly Management Accounts of the TCN Group delivered to the Agent under this Agreement prior to the first day of the relevant Interest Period:

              (1)                                                      (2)
  RATE (PER CENT. PER ANNUM)                RATIO OF TOTAL TCN GROUP CASH PAYING DEBT TO CONSOLIDATED
                                                  ANNUALISED TCN GROUP NET OPERATING CASH FLOW
      2.00%                                        greater than or equal to 7.0
      1.75%                                        less than 7.0 but greater than or equal to 6.0
      1.50%                                        less than 6.0 but greater than or equal to 5.0
      1.25%                                        less than 5.0 but greater than or equal to 4.0
      1.00%                                        less than 4.0 but greater than or equal to 3.0
      0.75%                                        Less than 3.0


         provided that in respect of each Interest Period commencing on or after 30 June 2002 (i) if on the first day of the relevant Interest Period for a Facility A Advance or Facility B Advance TCN has failed to deliver any relevant financial statements then due under this Agreement within the time period for TCN so to deliver such financial statements, then the Margin for such Facility A Advance or Facility B Advance (as the case may be) during such Interest Period shall from (and including) the last day upon which such financial statements were due to (but excluding) the date of delivery of such financial statements be 2.00 per cent. per annum, (ii) if on the first day of the relevant Interest Period for a Facility A Advance or a Facility B Advance the ratio of Consolidated TCN Group Net Operating Cash Flow in respect of the Six Month Period ending on the most recent Quarter Day in respect of which Quarterly Management Accounts have been delivered to the Agent under this Agreement to Total TCN Group Cash Paying Debt Interest Charges during such Six Month Period is greater than or equal to 1.25:1 the Margin determined pursuant to this clause 6.2.2 (unless paragraph (i) of this proviso applies) shall be reduced by 0.25 per cent. per annum.

6.3      MARGIN FOR FACILITY D

         The Margin in respect of each Facility D Advance shall be the rate per annum set out in the Facility D Lender Accession Agreement provided that such rate does not exceed 4 per cent. per annum.

6.4      INTEREST PERIODS FOR FACILITY B ADVANCES

         Each Facility B Advance may be borrowed only for a Term of one month or two, three or six months or, with the prior agreement of all the Facility B Lenders, any other period. The Interest Period in relation to each Facility B Advance shall be of a duration equal to the Term of such Facility B Advance.

6.5      INTEREST PERIODS FOR FACILITY A ADVANCES AND FACILITY D ADVANCES

6.5.1 TCN may by notice in writing received by the Agent not later than 11 a.m. on the third Banking Day (in the case of a Facility D Advance) or 11 a.m. on the second Banking Day (in the case of a Facility A Advance) before the beginning of each Interest Period in respect of a Facility A Advance and Facility D Advance specify whether such Interest Period shall have a duration of one month or two, three or six months or, with the prior agreement of all of the Facility A Lenders or Facility D Lenders, as the case may be, any other period provided that:

6.5.2 the initial Interest Period in respect of each Facility A Advance and Facility D Advance shall commence on the Drawdown Date of such Advance, each subsequent Interest Period in respect of such Advance will commence forthwith upon the expiry of the previous Interest Period in respect of such Advance;

6.5.3 Interest Periods in respect of Facility D Advances of an aggregate amount at least equal to the amount of the Facility D Outstandings to be repaid on any Facility D Repayment Date shall end on such date; and

6.5.4 if TCN fails to specify the duration of an Interest Period in accordance with the provisions of this clause, such Interest Period shall, subject to the provisions of clauses 6.5.2 and 6.5.3, have a duration of one month.

6.6      NON-BANKING DAYS

         If an Interest Period would otherwise end on a day which is not a Banking Day, that Interest Period shall instead end on the next Banking Day in that calendar month (if there is one) or the preceding Banking Day (if there is not).

6.7      FURTHER ADJUSTMENTS TO INTEREST PERIODS

         If Term and/or Interest Period:

         (a) for a Facility A Advance would otherwise overrun the Facility A Repayment Date, it shall be shortened so that it ends on the Facility A Repayment Date;

         (b) for a Facility B Advance would otherwise overrun the Facility B Final Repayment Date, it shall be shortened so that it ends on the Facility B Final Repayment Date; and

         (c) for a Facility D Advance would otherwise overrun the Facility D Final Repayment Date, it shall be shortened so that it ends on the Facility D Final Repayment Date.

6.8      OTHER ADJUSTMENTS

         The Agent and TCN may enter into such other arrangements as they may agree for the adjustment of Interest Periods and the consolidation and/or splitting of Advances.

6.9      DEFAULT INTEREST

6.9.1 If the relevant Borrower fails to pay any sum (including, without limitation, any sum payable pursuant to this clause 6.9) on its due date for payment under this Agreement other than in respect of Facility C such Borrower agrees to pay interest on such sum from the due date up to the date of actual payment (as well after as before judgment) at a rate determined by the Agent pursuant to this clause 6.9. The period beginning on such due date and ending on such date of payment shall be divided into successive periods of not more than three months as selected by the Agent (after consultation with the relevant Lenders) each of which (other than the first, which shall commence on such due date) shall commence on the last day of the preceding such period. The rate of interest applicable to each such period shall be the aggregate (as determined by the Agent) of (a) one per cent. per annum, (b) the Margin determined pursuant to clause 6.2, if the unpaid sum is other than in respect of Facility D, or clause 6.3, if the unpaid sum is in respect of Facility D, (c) the Additional Cost and (d) LIBOR, provided that:

         (a) if such unpaid sum is all or part of an Advance which shall have become due and payable prior to the last day of the then current Interest Period relating thereto, the first such period selected by the Agent shall end on the last day of such Interest Period and interest shall be payable on such unpaid sum during such period at a rate one per cent. above the rate applicable thereto immediately before it became due; and

         (b) if, for the reasons specified in clause 6.11.1(a) or 6.11.1(b), the Agent is unable to determine a rate in accordance with the foregoing provisions of this clause 6.9, each relevant Lender shall promptly notify the Agent of the cost of funds to such Lender and interest on any sum not paid on its due date for payment shall be calculated for each relevant Lender at a rate determined by the Agent to be one per cent. per annum above the aggregate of the Margin determined pursuant to clause 6.2, if the unpaid sum is other than in respect of Facility D, or clause 6.3 if the unpaid sum is in respect of Facility D and the cost of funds (including Additional Cost) to such Lender.

6.9.2 Default interest under this clause 6.9 shall be due and payable on the last day of each period determined by the Agent pursuant to this clause
         6.9 or, if earlier, on the date on which the sum in respect of which such default interest is accruing shall actually be paid.

6.10     NOTIFICATION OF INTEREST PERIODS AND INTEREST RATE

         The Agent shall notify TCN and the relevant Lenders promptly of, the duration of each Interest Period or other period for the calculation of interest (or, as the case may be, default interest) and of each rate of interest determined by it under this clause 6.

6.11     MARKET DISRUPTION; NON-AVAILABILITY

6.11.1 If and whenever, at any time prior to the commencement of any Interest Period in respect of any Advance:

         (a) the Agent shall have determined (acting reasonably) that adequate and fair means do not exist for ascertaining LIBOR during such Interest Period; or

         (b) in circumstances where LIBOR is calculated by reference to Reference Lenders, the Agent requests a quotation from the Reference Lenders and none or only one of the Reference Lenders supplies the Agent with a quotation for calculating LIBOR; or

         (c) the Agent shall have received notification from Lenders whose participations in the relevant Advance aggregate not less than one-third of that Advance that deposits in the currency of the relevant Advance are not available to such Lenders (or, in the case of a Facility D Lender, financial institutions providing funding in respect of that Advance to such Facility D Lender through the London Interbank Market) in the London Interbank Market in the ordinary course of business in sufficient amounts to fund their contributions to the relevant Advance for such Interest Period or that LIBOR does not accurately reflect the cost to such Lenders of obtaining such deposits;

         the Agent shall forthwith give notice (a "DETERMINATION NOTICE") thereof to the relevant Borrower and to each of the Lenders participating in that Advance containing particulars of the relevant circumstances giving rise to its issue. After the giving of any Determination Notice the undrawn amount of the Facility A Commitments, the Facility B Commitments, the Facility D1 Commitments, the Facility D2 Commitments or the Facility D3 Commitments (as the case may be) shall not be borrowed until notice to the contrary is given to TCN by the Agent.

6.11.2 During the period of 10 days after any Determination Notice has been given by the Agent under clause 6.11.1, (i) if TCN so requires, TCN and the Agent and each Facility A Lender, Facility B Lender or relevant Facility D Lender shall enter into negotiations with a view to agreeing a substitute basis for determining the rates of interest from time to time applicable to Facility A Advances, Facility B Advances, Facility D1 Advances, Facility D2 Advances or Facility D3 Advances (as the case may be) thereafter and any such substitute basis that is agreed shall take effect in accordance with its terms; and (ii) if no substitute basis has been agreed between TCN, the Agent and each relevant Lender pursuant to paragraph (i) above, each relevant Lender shall certify a substitute basis for funding its contribution to the relevant Advance reflecting its costs of funds from whatever sources it may reasonably select. Such substitute basis may (without limitation) include alternative interest periods, alternative currencies or alternative rates of interest but shall include a margin above the cost of funds including Additional Cost, if any, to such Lender equivalent to the Margin for the relevant Interest Period determined in accordance with clause 6.2 or clause 6.3 (as the case may be).

         Each substitute basis so agreed in accordance with (i) or, failing such agreement, certified in accordance with (ii) shall be binding upon the relevant Borrower, the Agent and each relevant Lender and shall take effect in accordance with its terms from the date specified in the Determination Notice.

6.12     REFERENCE LENDER QUOTATIONS

         If any Reference Lender is unable or otherwise fails to furnish a quotation for the purpose of calculating LIBOR the interest rate shall be determined, subject to clause 6.11, on the basis of the quotations furnished by the remaining Reference Lenders.

7        REPAYMENT, PREPAYMENT AND CANCELLATION

7.1      FACILITY A

         The Facility A Borrower shall repay the Facility A Outstandings borrowed by it in full on the Facility A Repayment Date.

7.2      FACILITY B

         The Total Facility B Commitments shall be reduced on each of the dates set out in column (1) below to the amount set against the relevant date in column (2) below and the Facility B Commitment of each Facility B Lender shall be reduced pro rata.

                    (1)                                (2)
                   DATE                            AMOUNT ((POUND))

             31 December 2004                     1,350,000,000
              31 March 2005                       1,250,000,000
               30 June 2005                       1,150,000,000
            30 September 2005                     1,050,000,000
             31 December 2005                      950,000,000
              31 March 2006                        800,000,000
               30 June 2006                        650,000,000
            30 September 2006                      500,000,000
             31 December 2006                      350,000,000
              31 March 2007                            NIL

         The Facility B Borrower shall repay each Facility B Advance on the last day of its Term and shall ensure that as from each date set out in column (1) above the Facility B Outstandings do not exceed the amount set out in column (2) above against such date.

7.3      FACILITY C

         Prior to the Facility C Repayment Date, in circumstances where the Agent has not served a notice under clause 14.2.2, each Facility C Lender agrees that, notwithstanding the terms of the relevant Ancillary Facilities Letter, it will not cancel its Facility C Commitment, allow its Facility C Commitment to expire (without renewing it) or demand repayment of its Facility C Contribution (in either case in whole or in part) unless either (A) a successor Facility C Lender with a Facility C Commitment equal to the Facility C Contribution and/or the undrawn Facility C Commitment of the resigning Facility C Lender being repaid and/or cancelled is appointed contemporaneously with such repayment and/or cancellation pursuant to clause 18.8 or (B):

         (i) not less than three Banking days notice are given by the Facility C Lender to TCN and the UK Agent of the repayment;

         (ii) the whole of its Facility C Contribution is to be repaid in full;

         (iii) the date of repayment is the last day of an Interest Period in respect of any Facility B Advance; and

         (iv) contemporaneously, with such repayment its Facility C Commitment is cancelled in full.

         In the case of paragraph (B) above, the relevant Facility C Lender agrees that contemporaneously with such repayment it will automatically assume an additional Facility B Commitment equal to its Facility C Commitment immediately prior to such reduction, less the amount of the Facility C Commitment of any new Facility C Lender which contemporaneously with such repayment becomes a Facility C Lender pursuant to clause 18.8.

7.4      FACILITY D

         TCN shall procure that the Facility D Outstandings are repaid in full by payment of semi-annual instalments (each a "FACILITY D REPAYMENT INSTALMENT") on each date specified in column (1) below (each date for repayment being a "FACILITY D REPAYMENT DATE") up to and including the Facility D Final Repayment Date. Each Facility D Repayment Instalment (other than the last) shall being an amount in the Sterling Amount equal as nearly as possible (rounded upwards if necessary) to the percentage, set out in column (2) below opposite the relevant Facility D Repayment Date, of the Sterling Amount of the Facility D Outstandings on the last day of the Facility D Availability Period. The Final Facility D Repayment Instalment shall comprise all Facility D Advances outstanding on the Facility D Final Repayment Date.

               (1)                                     (2)
    FACILITY D REPAYMENT DATE            PERCENTAGE OF THE STERLING AMOUNT
                                          OF THE FACILITY D OUTSTANDINGS
        31 December 2004                           0.5 per cent.
        30 June 2005                               0.5 per cent.
        31 December 2005                           0.5 per cent.
        30 June 2006                               0.5 per cent.
        31 December 2006                           0.5 per cent.
        30 June 2007                               0.5 per cent.
        31 December 2007                           0.5 per cent.
        30 June 2008                               The Facility D Outstandings


         Each such Facility D Repayment Instalment shall be applied pro rata against the outstanding Sterling Amount of Facility D1 Advances, Facility D2 Advances and Facility D3 Advances. For the avoidance of doubt, any amounts paid under this clause 7.4 to a Facility D Lender in respect of Facility D1 Advance shall be paid in Dollars and any amount paid pursuant to this clause 7.4 to a Facility D Lender in respect of a Facility D3 Advance shall be paid in euro.

         Provided that, notwithstanding the foregoing provisions of this clause
         7.4 if the 11 per cent. senior discount debentures issued by Telewest on 3 October 1995 and due on 1 October 2007 have not been refinanced by 30 May 2007 on terms which provide for at least the same level of subordination to amounts due under the Finance Documents and with no scheduled payment of principal prior to 1 July 2008 the Facility D Outstandings will be repayable in full on 30 June 2007.

7.5      VOLUNTARY PREPAYMENT

         The relevant Borrower may prepay the Outstandings in whole or in part (being (pound)10,000,000 or any larger sum which is an integral multiple of (pound)5,000,000) at any time in accordance with clauses
         7.8.6 and 7.11.

7.6      VOLUNTARY CANCELLATION OF COMMITMENTS

         TCN may at any time by notice to the Agent (effective only on actual receipt) cancel with effect from a date not less than three Banking Days after the receipt by the Agent of such notice the whole or any part (being (pound)10,000,000 or any larger sum which is an integral multiple of (pound)5,000,000) of the Facility B Total Commitments which is not then outstanding or requested in a Drawdown Notice and in respect of which an Advance has not then been made. Any such notice of cancellation, once given, shall be irrevocable and upon such cancellation taking effect the Commitment of each of the Lenders in respect of the relevant Facility shall be reduced proportionately.

7.7      ADDITIONAL VOLUNTARY PREPAYMENT

         Each Borrower may also prepay or procure the prepayment (in whole but not in part only), without premium or penalty, but without prejudice to its obligations under clauses 6.11, 9.7 and 16.2:

7.7.1 the Contribution of any Lender to which any Borrower shall have become obliged to pay additional amounts under clause 9.7 or 16.2;

7.7.2 any Lender's Contribution to which a substitute basis applies by virtue of clause 6.11.2; or

7.7.3 the Contribution of any Lender if it is or becomes contrary to any law or regulation for that Lender to contribute to Advances or to maintain its Commitment or fund or maintain its Contribution.

         Upon any notice of such prepayment being given, the Facility A Commitment, the Facility B Commitment, the Facility C Commitment, the Facility D1 Commitment, the Facility D2 Commitment and the Facility D3 Commitment of the relevant Lender shall be reduced to zero.

7.8      MANDATORY PREPAYMENT

7.8.1 Unless the Agent (acting on the instructions of all of the Lenders) otherwise agrees, until such time (if any) when the obligations set out within this clause cease to apply pursuant to clause 7.8.2 below, TCN shall apply, or procure the application of, 50 per cent. of Excess Cash Flow (if any) in respect of each of the Twelve Month Periods of TCN ending on 31 December in each year (commencing with the Twelve Month Period ending 31 December 2004) in mandatory prepayment of the Facility A Outstandings, the Facility B Outstandings and the Facility D Outstandings in accordance with clause 7.8.6 on Interest Payment Dates falling on or after the date falling 30 days after the date upon which the Quarterly Management Accounts in respect of the Quarterly Period ending on the last day of the relevant Twelve Months are delivered to the Agent pursuant to clause 11.1.7.

7.8.2 TCN's obligations under clause 7.8.1 shall cease in respect of the relevant Twelve Month Period and all future Twelve Month Periods if, in respect of any such Twelve Month Period Total TCN Group Debt on the last day of such Twelve Month Period is less than 3.5 times Consolidated Annualised TCN Group Net Operating Cashflow, as demonstrated in the Quarterly Management Accounts for the Quarterly Period ending on the last day of the relevant Twelve Month Period.

7.8.3 Unless the Agent (acting on the instructions of all of the Lenders) otherwise agrees, TCN shall apply, or procure the application of, the Net Cash Proceeds (if any) of any Asset Swap made after the date hereof in prepayment of the Facility A Outstandings, the Facility B Outstandings and the Facility D Outstandings in accordance with clause
         7.8.6 on the Interest Payment Dates falling after receipt of the Net Cash Proceeds.

7.8.4 Unless the Agent (acting on the instructions of the Majority Lenders) otherwise agrees, if at any time:

         (a)

                  (i) any person, other than any of the Specified Shareholders (or any Subsidiary Undertaking of a Specified Shareholder); or

                  (ii) any persons acting in concert, other than any of the Specified Shareholders (or any Subsidiary Undertaking of a Specified Shareholder) acting in concert with each other,

         holds either:

                  (A) thirty per cent. or more of both the voting and economic interest in Telewest; or

                  (B) fifty per cent. or more of the voting and/or economic interest in Telewest, or becomes a Parent Undertaking of Telewest; or

         (b) Notwithstanding clause 7.8.4(a), (i) United Global Com Inc. and/or Subsidiary Undertakings (taken together), (ii) NTL Incorporated and/or its Subsidiary Undertakings (taken together) or (iii) United Pan-Europe Communications N.V. and/or its Subsidiary Undertakings (taken together), becomes a Parent Undertaking of Telewest, or hold a majority of the economic interest in Telewest, the Borrowers shall prepay, or procure the discharge of, in full the Facility A Outstandings, the Facility B Outstandings, the Facility C Outstandings and the Facility D Outstandings on the next Interest Payment Date (regardless of which Advance such Interest Payment Date relates to) falling after the relevant event. For the purposes of this clause 7.8.4, in calculating the percentage ownership interest in Telewest held by any persons acting in concert, the percentage ownership interest in Telewest held by a Specified Shareholder or its Subsidiary Undertaking in respect of which it is acting in concert shall be excluded.

         In this clause 7.8.4:

         (a) "acting in concert" shall have the meaning given to it in the City Code on Takeovers and Mergers; and

         (b) "percentage ownership interest" means voting and/or economic interest (as applicable).

7.8.5 Unless the Agent (acting on the instructions of all of the Super Majority Lenders) otherwise agrees, TCN shall apply or procure the application of 50 per cent. of the net cash (or equivalent) aggregate proceeds in excess of(pound)100,000,000 received by the TCN Group in connection with any JVIPO and/or the disposal of any interest in a Joint Venture to a person other than a TCN Entity in prepayment of the Facility A Outstandings, the Facility B Outstandings and the Facility D Outstandings in accordance with clause 7.8.6 on Interest Payment Dates falling after receipt of the net proceeds. Subject to TCN complying with its obligations under this clause 7.8.5, the Finance Parties agree to release the charges created by the Security Documents over the shares owned by the TCN Group in the relevant Joint Venture to the extent that, following such initial public offering or disposal, such shares will no longer be owned by the TCN Group.

7.8.6 Each prepayment to be made under clauses 7.5, 7.8.1, 7.8.3 or 7.8.5 above shall:

         (a) be made on Interest Payment Dates in respect of Facility A Advances and/or Facility B Advances and/or Facility D1 Advances and/or Facility D2 Advances and/or Facility D3 Advances (as applicable) falling after the date on which the relevant prepayment is expressed to fall due, beginning with the first such date and continuing until the prepayment obligation under clauses 7.8.1, 7.8.3 or 7.8.5 has been satisfied;

         (b) if on any Interest Payment Date in respect of Facility A Advances and/or Facility B Advances and/or Facility D1 Advances and/or Facility D2 Advances and/or Facility D3 Advances (as applicable) upon which an amount is to be applied in prepayment pursuant to clauses 7.8.1, 7.8.3 or 7.8.5 of the Facility A Outstandings and/or the Facility B Outstandings and/or the Facility D1 Outstandings and/or Facility D2 Outstandings and/or Facility D3 Outstandings:

                  (i) such amount is less than the amount of the Facility A Advances, Facility B Advances, Facility D1 Advances, Facility D2 Advances or Facility D3 Advances (as applicable) whose Interest Period ends on such date, TCN may select against which Facility A Advances, Facility B Advances, Facility D1 Advances, Facility D2 Advances or Facility D3 Advances (as applicable) the prepayment is to be made and the proportion of the relevant amount to be prepaid on each Facility A Advance, Facility B Advance, Facility D1 Advance, Facility D2 Advance or Facility D3 Advance (as applicable) but shall ensure that the full amount required to be applied in prepayment of the Facility A Outstandings and/or the Facility B Outstandings and/or the Facility D1 Outstandings and/or Facility D2 Outstandings and/or Facility D3 Outstandings is so applied; or

                  (ii) such amount is equal to or greater than the amount of the Facility A Advances, Facility B Advances, Facility D1 Advances, Facility D2 Advances or Facility D3 Advances (as applicable) whose Interest Period ends on such date, TCN shall prepay or procure the prepayment of each such Advance on such date; and

         (c) be in a minimum amount of (pound)10,000,000, so that any amount which is less than (pound)10,000,000 which would otherwise be required to be prepaid under paragraphs 7.8.1,
                  7.8.3 or 7.8.5 above shall not be required to be so prepaid until, when aggregated with future amounts required to be prepaid thereunder, it exceeds (pound)10,000,000.

7.9      AMOUNTS PAYABLE ON PREPAYMENT

         Any prepayment under this Agreement shall be made together with:

         (a) accrued interest on the amount prepaid to the date of prepayment;

         (b) any additional amount payable under clause 9.7 or 16.2 to the extent it relates to the amount prepaid; and

         (c) all other sums payable by the relevant Borrower to the relevant Lender or the Lenders (as the case may be) under this Agreement referable to the amount prepaid (including, without limitation, any accrued commitment commission payable under clause 8.1.3 and any amounts payable under clause 15).

7.10     NOTICE OF PREPAYMENT

         No prepayment may be effected unless TCN shall have given the Agent at least two Banking Days' notice of its intention to make such prepayment. Every notice of prepayment shall be effective only on actual receipt by the Agent, shall be irrevocable and shall oblige the relevant Borrower to make such prepayment on the date specified.

7.11     ORDER OF APPLICATION

         Subject to clause 7.13.2, the amount of each prepayment of the Facility A Outstandings, the Facility B Outstandings and the Facility D Outstandings made under clauses 7.5 and 7.8 shall be applied:

7.11.1 first, pro rata between outstanding Facility A Outstandings and Facility D Outstandings; and

7.11.2   secondly, against outstanding Facility B Outstandings.

7.12     EFFECT OF PREPAYMENTS

7.12.1   FACILITY A

         No amounts prepaid in respect of Facility A may be reborrowed.

7.12.2   FACILITY B

         No amounts prepaid in respect of Facility B may be reborrowed, other than Facility B Outstandings prepaid prior to the end of the Facility B Availability Period pursuant to clause 7.5. During the Facility B Availability Period, the Total Facility B Commitments shall be automatically reduced by the amount of any other prepayment made under clause 7 and the Facility B Commitment of each Facility B Lender shall be reduced pro rata. Each amount set out in column 2 of clause 7.2 shall be reduced by each amount by which the Total Facility B Commitments are reduced pursuant to this clause 7.12.

7.12.3   FACILITY D

         No amounts prepaid in respect of Facility D may be reborrowed. Any amount prepaid in respect of the Facility D Outstandings shall reduce each outstanding Facility D Repayment Instalment pro rata. Any cancellation or prepayment in relation to Facility D shall be applied pro rata between the Facility D1 Commitments, the Facility D2 Commitments and the Facility D3 Commitments or (as the case may be) Facility D1 Outstandings, Facility D2 Outstandings and Facility D3 Outstandings according to their respective Sterling Amounts.

7.13     FACILITY D CALL PROTECTION

7.13.1 Upon any prepayment of Facility D Advances under this clause 7, the Facility D Borrower shall pay to the Agent for distribution to Facility D Lenders who do not elect not to accept the relevant prepayment pursuant to clause 7.13.2, a prepayment fee (if any) in the amounts and at the times set out in the Facility D Lender Accession Agreement

7.13.2 Prior to the repayment or prepayment in full of all Facility A Outstandings and Facility B Outstandings, any of the Facility A Lenders and/or the Facility D Lenders may elect not to accept prepayments of Facility A Advances or Facility D Advances (as the case may be) under clauses 7.5 or 7.8 unless the Outstandings are being prepaid in full and the Commitments reduced to zero. In the event of such election, any amounts which would otherwise have been applied in prepayment of Facility A Outstandings or the Facility D Outstandings shall be applied in prepayment of the Facility B Outstandings in accordance with clause 7.8.6.

8        FEES AND EXPENSES

8.1      FEES

         TCN agrees to pay to the Agent whether or not any part of the Commitments is ever advanced:

8.1.1    ARRANGEMENT FEE

         for the account of the Lead Arrangers, an up-front fee of an amount agreed between TCN and the Lead Arrangers and set out in the arrangement and underwriting letter dated 15 January 2001;

8.1.2    AGENCY FEE

         for the account of each Agent, an agency fee of an amount agreed between TCN and such Agent and set out in a letter dated the date of this Agreement; and

8.1.3    COMMITMENT COMMISSION

         for the account of each Facility C Lender, commitment commission in accordance with the relevant Ancillary Facilities Letter and for the account of each Facility B Lender, commitment commission in respect of that Lender's Facility B Commitment computed on a daily basis from the date of this Agreement and payable quarterly in arrears five Banking Days after each Quarter Day falling after the date of this Agreement and on the last day of the Facility B Availability Period at the rate of 0.50 per cent. per annum, or, if lower, the percentage per annum which is 50 per cent. of the then applicable Margin in respect of the Facility B on the daily undrawn and uncancelled amount of such Lender's Facility B Commitment provided that commitment commission shall cease to be payable to any Lender which shall be in breach of its obligation to make Advances under this Agreement with effect from the date of such breach and for so long as such breach is continuing.

8.2      EXPENSES

         TCN agrees to pay to the Agent within 30 days from the date on which the Agent makes demand on TCN for payment of the same:

8.2.1 all reasonable out-of-pocket expenses (including legal, other professional, printing and out-of-pocket expenses) incurred by the Agent, the Lead Arrangers and the Security Trustee in connection with the negotiation, preparation (including reasonable due diligence), syndication and execution of the Finance Documents and of any amendment or extension of or the granting of any waiver or consent under any Finance Document together with interest at the rate referred to in clause 6.9 from the date falling 30 days after the date of demand for payment of such expenses to the date of payment (as well after as before judgment); and

8.2.2 all expenses (including legal and out-of-pocket expenses) incurred by the Finance Parties or any of them in contemplation of, or otherwise in connection with, the enforcement of, or preservation of any rights under, any Finance Document, or otherwise in respect of the moneys owing under this Agreement, together with interest at the rate referred to in clause 6.9 from the date falling 30 days after the date of demand for payment of such expenses to the date of payment (as well after as before judgment).

8.3      VALUE ADDED TAX

         All fees and expenses payable pursuant to this clause 8 shall be paid together with Value Added Tax (if any) properly chargeable thereon.

8.4      STAMP AND OTHER DUTIES

         TCN agrees (i) to pay all stamp, documentary, registration or other like duties or taxes (including any such duties or taxes payable by the Finance Parties) imposed on or in connection with, any Finance Document or the Outstandings and (ii) to indemnify the Finance Parties against any liability arising by reason of any delay or omission by TCN to pay such duties or taxes.

9        PAYMENTS AND TAXES; ACCOUNTS AND CALCULATIONS

9.1      NO SET-OFF OR COUNTERCLAIM; DISTRIBUTION TO THE BANKS

         All payments to be made by each Borrower under this Agreement shall be made in full, without any set-off or counterclaim whatsoever and, subject as provided in clause 9.7, free and clear of any deductions or withholdings, in Sterling or, in the case of payments under Facility D only, Dollars or euros or Sterling (as applicable), on the due date to the account of the UK Agent at such bank in London as the UK Agent may from time to time specify for this purpose or, in the case of Dollars, to the account of the US Agent at such bank in New York as the US Agent may from time to time specify for this purpose, save that payments in respect of Facility C shall be made to the relevant Facility C Lender direct to such account of such Facility C Lender in London as it may from time to time specify for this purpose. Save as otherwise expressly provided by this Agreement (in which case the relevant Agent shall distribute the payment to the relevant Finance Party concerned) such payments shall be for the account of the relevant Lenders and the relevant Agent shall forthwith distribute such payments in like funds as are received by the relevant Agent to the relevant Lenders rateably in accordance with the relevant part of their Commitments or the relevant part of their Contributions, as the case may be.

9.2      PAYMENTS BY THE BANKS

         All sums to be advanced by the Lenders to the Borrowers under this Agreement shall be remitted in Sterling or, in the case of Facility D only, euros, Sterling or Dollars, on the date of the relevant Advance to the account of the UK Agent at such bank in London as the UK Agent may have notified to the relevant Lenders or to the account of the US Agent as such bank in New York as the US Agent may have notified to the relevant Lenders and shall be paid by the relevant Agent on such date in like funds as are received by the relevant Agent to the account of the relevant Borrower specified in the relevant Drawdown Notice, save that all sums to be advanced by a Facility C Lender shall be advanced to the Facility C Borrower, direct to such account of the Facility C Borrower as it may from time to time specify for this purpose.

9.3      AGENT MAY ASSUME RECEIPT

         Where any sum is to be paid under this Agreement to either Agent for the account of another person, such Agent may assume that the payment will be made when due and may (but shall not be obliged to) make such sum available to the person so entitled. If it proves to be the case that such payment was not made to the relevant Agent, then the person to whom such sum was so made available shall on request refund such sum to such Agent together with interest thereon sufficient to compensate such Agent for the cost of making available such sum up to the date of such repayment and the person by whom such sum was payable shall indemnify such Agent for any and all loss or expense which such Agent may sustain or incur as a consequence of such sum not having been paid on its due date.

9.4      NON-BANKING DAYS

         When any payment under this Agreement would otherwise be due on a day which is not a Banking Day, the due date for payment shall be extended to the next following Banking Day unless such Banking Day falls in the next calendar month in which case payment shall be made on the immediately preceding Banking Day.

9.5      CALCULATIONS

         All interest and other payments of an annual nature under this Agreement or to be calculated on an annual basis shall accrue from day to day and be calculated on the basis of actual days elapsed and (in the case of Sterling) a 365 day year or (in the case of euros or Dollars) a 360 day year.

9.6      CERTIFICATES CONCLUSIVE

         Any certificate or determination of any Finance Party as to any rate of interest or any amount payable under this Agreement shall, in the absence of manifest error, be conclusive and binding on each TCN Entity and (in the case of a certificate or determination by the Agent) on the Lenders.

9.7      GROSSING-UP FOR TAXES

         If at any time any Borrower is required to make any deduction or withholding in respect of Taxes from any payment due under this Agreement or any of the Security Documents for the account of any Finance Party (or if either Agent, or as the case may be, the Security Trustee, is required to make any such deduction or withholding from a payment to a Finance Party), the sum due from the relevant Borrower in respect of such payment shall, subject to clauses 9.8 and 9.9, be increased to the extent necessary to ensure that, after the making of such deduction or withholding, each Finance Party receives on the due date for such payment (and retains, free from any liability in respect of such deduction or withholding other than any Tax on the Overall Net Income of such Finance Party) a net sum equal to the sum which it would have received had no such deduction or withholding been required to be made and such Borrower shall indemnify each Finance Party against any losses or costs incurred by any of them by reason of any failure of such Borrower to make any such deduction or withholding or by reason of any increased payment not being made on the due date for such payment. TCN shall promptly deliver or procure that there are delivered to the relevant Agent (or, in the case of a deduction or withholding in respect of Facility C, the relevant Facility C Lender) copies of (or, where required, originals of) any receipts, certificates or other proof evidencing the amounts (if any) paid or payable in respect of any deduction or withholding as aforesaid.

9.8      EXEMPTION

9.8.1    No Borrower is obliged to pay any additional amount pursuant to clause
         9.7 above in respect of any deduction or withholding which would not have been required if the relevant Lender had secured any exemption (including, for the avoidance of doubt, any exemption under a double tax agreement) which it is able to or capable of obtaining. Each Borrower shall use reasonable endeavours to expedite any application for exemption made by the relevant Lender.

9.8.2 The US Borrower shall not be required to pay any additional amount pursuant to clause 9.7 in respect of United States Taxes (including, without limitation, federal, state, local or other income Taxes), branch profits or franchise Taxes with respect to a sum payable by it pursuant to this Agreement to a Lender if:

         (a) on the date such Lender becomes a party to this Agreement or has designated a new Facility Office either:

                  (i) in the case of a Lender which is not a United States person (as such term is defined in Section 7701(a)(30) of the Code), such Lender is not:

                           (A) entitled to submit a properly completed Form W-8EC1 or W-8BEN (relating to such Lender claiming a complete exemption from withholding on interest payable pursuant to this Agreement) or a successor form; and

                           (B) beneficially entitled to any principal or interest payable to it under this Agreement; or

                  (ii) such Lender is subject to such tax by reason of any connection between the jurisdiction imposing such tax and the Lender or its Facility Office other than a connection arising solely from this Agreement or any transaction contemplated hereby; or

         (b) such Lender has (unless the US Borrower failed to complete any procedural formalities or provide any information), failed to submit any form, certificate or other information with respect to such sum payable that it was required and is entitled to file under applicable law in order to avoid the payment of the relevant Taxes.

9.9      QUALIFYING LENDERS

         (A) If any Facility A Lender, Facility B Lender or Facility C Lender is not or ceases to be a Qualifying Lender, then (save in circumstances where such Lender has ceased to be a Qualifying Lender by reason of any change in any law, directive or regulation or in its application or interpretation, in each case taking effect after the date of this Agreement) no Borrower shall be liable to pay to that Lender under clause 9.7 any sum in excess of the sum it would have been obliged to pay if that Lender had been, or had not ceased to be, a Qualifying Lender.

         (B) Save in circumstances where such Lender in respect of Facility D2 or Lender in respect of Facility D3 has ceased to be a Qualifying Lender by reason of any change in law, directive or in its interpretation or application, in each case taking effect after the date of the Agreement, TCN shall not be liable to pay to any Lender in respect of Facility D2 or Lender in respect of Facility D3 under clause 9.7 any sum in excess of the sum it would have been obliged to pay if that Lender had been or had not ceased to be a Qualifying Lender.

         (C) Each Lender will notify TCN and the UK Agent on or before the date it becomes a party to this Agreement whether or not it is a Qualifying Lender or satisfies the requirements of clause
                  9.8.2 (as the case may be) and will promptly notify TCN and the UK Agent if this ceases to be the case. If a Lender has notified TCN that it is a Qualifying Lender and has not subsequently notified TCN that it has ceased to be a Qualifying Lender, then that Lender shall provide to TCN such evidence as TCN shall reasonably require that such Lender is a Qualifying Lender, including any such evidence which the Inland Revenue in any published guidance, has stated is acceptable as evidence of whether that Lender is entitled to receive interest under this Agreement without any amount being withheld on account of UK income tax.

9.10     CLAW-BACK OF TAX BENEFIT

         If following any such deduction or withholding as is referred to in clause 9.7 from any payment by a Borrower, any Finance Party shall receive or be granted a credit against or remission for any taxes payable by it, such Finance Party shall, subject to the relevant Borrower having made any increased payment in accordance with clause
         9.7 and to the extent that such Finance Party can do so without prejudicing the retention of the amount of such credit or remission and without prejudice to the right of such Finance Party to obtain any other relief or allowance which may be available to it, reimburse the relevant Borrower with such amount as such Finance Party shall in its absolute discretion certify to be the proportion of such credit or remission as will leave such Finance Party (after such reimbursement) in no worse position than it would have been in had there been no such deduction or withholding from the payment by the relevant Borrower as aforesaid. Such reimbursement shall be made forthwith upon such Finance Party certifying that the amount of such credit or remission has been received by it provided that such Finance Party shall not unreasonably delay before so certifying. Nothing contained in this Agreement shall oblige any Finance Party to disclose to any TCN Entity or any other person any information regarding its tax affairs or tax computations or interfere with the right of the Finance Party to arrange its tax affairs in whatever manner it thinks fit and, in particular, none of the Finance Parties shall be under any obligation to claim relief from its corporate profits, tax liability or similar tax liabilities in respect of such tax in priority to any other claims, reliefs, credits or deductions available to it. Without prejudice to the generality of the foregoing, no Borrower or any other TCN Entity shall by virtue of this clause 9.10, be entitled to enquire about any Finance Party's tax affairs.


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
9.11     LENDER ACCOUNTS

         Each Lender shall maintain, in accordance with its usual practices, an account or accounts evidencing the amounts from time to time lent by, owing to and paid to it under this Agreement. The Agent shall maintain a control account showing the Facility A Outstandings, the Facility B Outstandings and the Facility D Outstandings and other sums owing by the Borrowers under this Agreement (other than in respect of Facility
         C) and all payments in respect thereof made by the Borrowers from time to time. The control account shall be prima facie evidence as to the amount from time to time owing by the Borrowers under this Agreement (other than in respect of Facility C).

9.12     PARTIAL PAYMENTS

         If, on any date on which a payment is due to be made by a Borrower under this Agreement, the amount received by the Agent from such Borrower falls short of the total amount of the payment due to be made by such Borrower on such date then, without prejudice to any rights or remedies available to the Agent and the Lenders under this Agreement, the Agent shall apply the amount actually received from the relevant Borrower in or towards discharge of the obligations of such Borrower under this Agreement in the following order, notwithstanding any appropriation made, or purported to be made, by such Borrower:

9.12.1 first, in or towards payment to the Lead Arrangers, of any portion of the front end fee payable under clause 8.1.1 which shall have become due but remains unpaid;

9.12.2 secondly, in or towards payment to the Finance Parties, on a pro rata basis, of any unpaid fees, costs and expenses of the Finance Parties under this Agreement and any portion of the agency fee payable under clause 8.1.2 which shall have become due but remains unpaid;

9.12.3 thirdly, in or towards payment to the Lenders, on a pro rata basis, of any accrued commitment commission payable under clause 8.1.3 which shall have become due but remains unpaid;

9.12.4 fourthly, in or towards payment to the Lenders, on a pro rata basis, of any accrued interest and fees which shall have become due but remains unpaid;

9.12.5 fifthly, in or towards payment to the Lenders, on a pro rata basis, of any principal which shall have become due but remains unpaid;

9.12.6 sixthly, in or towards payment of any other sum which shall have become due but remains unpaid (and, if more than one such sum so remains unpaid, on a pro rata basis).

         The order of application set out in this clause 9.12 may be varied by the Agent if all Lenders so direct.

9.13     EFFECT OF MONETARY UNION

         If the United Kingdom participates in Economic and Monetary Union in accordance with Article 109j of the Treaty, then:

9.13.1 if, and at any time while, Sterling and the euro are at the same time recognised by the Lender of England as the lawful currency of the United Kingdom, any amount expressed to be payable under this Agreement in Sterling shall be payable in Sterling or in euro as the Agent (in the case of any amount payable by the Lenders, other than the Facility C Lenders) or the relevant Facility C Lender (in the case of an amount payable by such Facility C Lender) or the relevant Borrower (in the case of any amount payable by a Borrower) may, by not less than three Banking Days' notice to the relevant Borrower or the Agent (as the case may be) and (through the Agent) to the relevant Lenders to that effect, elect;

9.13.2 any amount so elected to be paid in euro shall be converted from Sterling at the rate stipulated pursuant to Article 109l(4) of the Treaty and payment of the amount in euro derived from such conversion shall discharge the obligation of the relevant party to pay such Sterling amount;

9.13.3 the Agent, TCN and the Lenders shall consult to consider what (if any) changes are required to be made to this Agreement to (i) take account of the participation of the United Kingdom in monetary union and/or
         (ii) reflect any consequential changes in market practice (including without limitation, the settlement of or rounding of obligations and the calculation of interest). If, after such consultation, the Agent (acting on the instructions of the Majority Lenders) reasonably and in good faith considers that any such amendments are required, the Agent shall notify TCN and the Lenders of the amendments which it considers to be necessary and, notwithstanding clause 19.2, shall be entitled to make such amendments to this Agreement. So far as possible such amendments shall be such as to put the parties in the same position as if such participation had not occurred.

         Any amendment so made to this Agreement by the Agent shall be promptly notified to the other parties hereto and shall be binding on all the parties hereto.

10       REPRESENTATIONS AND WARRANTIES

10.1     REPEATED REPRESENTATIONS AND WARRANTIES

         Each TCN Entity (other than TCN) in respect of itself and TCN in respect of itself and (as the case may be) each Joint Venture Group represents and warrants to each of the Finance Parties that:

10.1.1   DUE INCORPORATION OF EACH BORROWER AND THE CHARGING SUBSIDIARIES

         (a) (in the case of any TCN Entity which is a Borrower (other than the US Borrower) or a Charging Subsidiary) it is duly incorporated and validly existing under the laws of its country of incorporation as a limited liability company and has power to carry on its business as it is now being and hereafter is proposed to be conducted and to own its assets;

         (b) (in the case of the US Borrower) it is a Delaware company, duly formed and validly existing and in good standing under the laws of the state of Delaware and has the power and authority to own its properties and to carry out its business as it is now being and is hereafter proposed to be conducted;

10.1.2   CORPORATE POWER OF EACH BORROWER AND EACH CHARGING SUBSIDIARY

         (in the case of any TCN Entity which is a Borrower or a Charging Subsidiary) it has all requisite power to execute, deliver and perform its obligations under the Finance Documents to which it is party (including, in the case of each Borrower, to borrow the Commitments); compliance has been made with all necessary requirements and all necessary corporate, shareholder or other action has been taken by each Borrower and each Charging Subsidiary to authorise the execution, delivery and performance of the Finance Documents to which it is a party;

10.1.3   DUE FORMATION OF CHARGING PARTNERSHIPS

         (in the case of any TCN Entity which is a Charging Partnership) each Charging Partnership:

         (a) is a general or limited partnership duly formed, validly existing and in good standing under the laws of the State of Colorado or England;


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         (b)      has other TCN Entities (being in the case of the Charging
                  Partnerships formed in the State of Colorado, the TCN Entities that have executed or are expected to execute the Pledge and Security Agreements) as its only partners (there being no outstanding rights to acquire further interests therein);

         (c) has the power and authority to own its properties and to carry out its business as it is now being and is hereafter proposed to be conducted; and

         (d) is duly qualified, validly existing and in good standing and authorised to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification or authorisation;

10.1.4   POWER OF THE CHARGING PARTNERSHIPS

         (in the case of any TCN Entity which is a Charging Partnership) it has all requisite power to execute, deliver and perform its obligations under this Agreement and the Security Documents to which it is a party, compliance has been made with all necessary requirements and all necessary action has been taken to authorise its execution, delivery and performance of this Agreement and the Security Documents to which it is a party; no resolution (other than resolutions that have already been adopted) is required pursuant to the terms of any partnership agreement forming it to authorise the execution, delivery and performance by it of this Agreement and the Security Documents to which it is a party;

10.1.5   BINDING OBLIGATIONS

         the Finance Documents to which it is a party constitutes its valid and legally binding obligations enforceable in accordance with its terms subject to the qualifications contained in the legal opinions referred to in part A of schedule 3 which relate thereto;

10.1.6   NO CONFLICT WITH OTHER OBLIGATIONS

         the execution and delivery by it of, the performance of its obligations under, and compliance with the provisions of, the Finance Documents to which it is a party will not:

         (a) contravene in any material respect any existing applicable law, statue, rule or regulation or any judgment, decree or permit to which it is subject;

         (b) (in the case of each Borrower and each Charging Subsidiary) contravene or conflict with any provision of its Memorandum and Articles of Association;

         (c) (in the case of each Charging Partnership) contravene or conflict with any provision of its partnership agreement;

         (d) breach in any material respect any term of the Licences or the Necessary Authorisations;

         (e) (in the case of TCN only) conflict with in any material respect, or result in any material breach of any of the terms of, or constitute a default under any agreement constituting or evidencing Borrowed Money to which Telewest or any of its Subsidiaries is a party or is subject or by which it or any of its property is bound; or

         (f) result in the creation or imposition of or oblige it to create any Encumbrance (other than those created by the Security Documents) on any of its undertakings, assets, rights or revenues;

10.1.7   NO LITIGATION

         (in the case of any TCN Entity) no litigation, arbitration or administrative proceeding is taking place or, to the knowledge of its officers, pending or threatened against it or (in the case of the representation given by TCN only) Telewest which is reasonably likely


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         to be adversely determined and, if so determined, would have, or would be reasonably likely, in the opinion of the Agent, to have, a Material Adverse Effect;

10.1.8   FINANCIAL STATEMENTS

         (in the case of TCN only):

         (a) the audited financial statements of the Telewest Group, TCN and its Subsidiaries and Flextech Limited (formerly Flextech plc) and its Subsidiaries in respect of the financial year ended on 31 December 1999 as delivered to the Agent have been prepared in accordance with GAAP which principles have been consistently applied and present fairly and accurately the financial position of each such entity as at such date and the results of the operations of each such entity respectively for the financial year ended on such date and, as at such date, no such entity had any significant liabilities (contingent or otherwise) nor any significant unrealised or anticipated losses, which, in any such case, are not disclosed by, or reserved against in, such financial statements;

         (b) the unaudited Quarterly Management Accounts of TCN and its Subsidiaries in respect of the Quarterly Period ended 31 December 2000 as delivered to the Agent have been prepared in accordance with GAAP which principles have been consistently applied and present fairly and accurately the financial position of TCN and its Subsidiaries as at such date and the results of the operations of TCN and its Subsidiaries for such Quarterly Period;

         (c) the pro forma consolidated financial projections for the financial years ending 31 December 2001 to 31 December 2010 inclusive for the TCN Group and the Initial Long Range Plan have been prepared based upon historical financial information and upon the assumptions set forth therein, which assumptions were reasonable when made;

10.1.9   NO FILING REQUIRED

         it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of this Agreement or any of the Security Documents to which it is a party that any of them or any other instrument be notarised, filed, recorded, registered or enrolled in any court or public office (save for (i) the registration of the TCN Debenture, the Pledge and Security Agreements, the Share Charge, the Telewest Loan Assignment and the Scottish Security Documents pursuant to Section 395 or 410 Companies Act 1985 or other similar regulations, to the extent required thereunder and (ii) the filing of UCC-1 Financing Statements and continuation statements with respect to the Pledge and Security Agreements and the Share Charge in respect pursuant to the applicable Uniform Commercial Code);

10.1.10  CHOICE OF LAW

         its choice of English law to govern this Agreement and the Security Documents to which it is a party (other than (a) the Pledge and Security Agreements and the Reimbursement Agreement, under which Colorado law is to govern, (b) the Scottish Security Documents, under which Scots law is to govern and (c) the Jersey Share Pledge, under which Jersey law is to govern) and its submission to the jurisdiction of the English courts, is valid and binding subject to the qualifications contained in the legal opinions referred to in Part A of schedule 3 which relate thereto;

10.1.11  TITLE TO ASSETS

         (in the case of TCN Entities) it is the legal and/or beneficial owner of and has valid title to, or has valid leases of, all its material assets which are the subject of the security created by the Security Documents free and clear of any Encumbrance (other than Permitted Encumbrances) in respect of its interest in such assets;


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
10.1.12  SOLVENCY

         (a) (in the case of TCN only) after giving effect to the transactions contemplated hereby, the Advances to be made hereunder and the application of the proceeds thereof, and taking into account the execution, delivery and effectiveness of the Reimbursement Agreement, (i) on a pro forma basis, the fair value and the present fair saleable value of each Associated Partnership's assets will exceed that Associated Partnership's stated liabilities and identified contingent liabilities, (ii) each Associated Partnership will have the ability to pay its debts as they become absolute or mature, and (iii) the capital or assets remaining in each Associated Partnership after consummation of the transactions contemplated hereby will not be unreasonably small to conduct that Associated Partnership's business as it is now conducted and is proposed to be conducted during the term hereof;

         (b) (in the case of the US Borrower only), immediately following the making of the Facility D1 Advance, and after giving effect to the application of the proceeds of such Advance, (i) the fair value of the assets of the US Borrower on such date will exceed its debts and liabilities, subordinated, contingent or otherwise on such date (ii) the present fair saleable value of the property of the US Borrower will be greater than the amount that will be required to pay the probable liability of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (iii) the US Borrower will be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and
                  (iv) the US Borrower will not have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted following such date;

10.1.13  COMPLIANCE WITH ENVIRONMENTAL LAWS AND LICENCES

         (in the case of TCN Entities) it:

         (a) complies and has at all times complied with all Environmental Laws and Environmental Licences the breach of which would have or would be reasonably likely to have a Material Financial Adverse Effect; and

         (b) has obtained and maintains in full force and effect all Environmental Licences, and there are no facts or circumstances entitling any such Environmental Licences to be revoked, suspended, amended, varied, withdrawn or not renewed, in each case where such failure to have an Environmental License, revocation, suspension, amendment, variation, withdrawal or non-renewal, would have or would be reasonably likely to have a Material Financial Adverse Effect;

10.1.14  ENVIRONMENTAL CLAIM

         (in the case of TCN Entities) no Environmental Claim is pending or has been made or threatened against it or any of its respective officers or any occupier of any property owned or leased by it and it has no reason to believe that it or, in the case of TCN, any of its Subsidiaries or Associated Partnerships has or is likely to have any liability in relation to Environmental Matters which would have or would be reasonably likely to have a Material Financial Adverse Effect;

10.1.15  DEPOSIT OF RELEVANT SUBSTANCE

         (in the case of TCN Entities) to the best of its knowledge and belief, no Relevant Substance has been deposited, disposed of, kept, treated, imported, exported, transported, processed, manufactured, used, collected, sorted or produced at any time, or is present in the environment (whether or not on property owned, leased, occupied or controlled by it) in circumstances which are likely to result in an Environmental Claim against it which would, or is reasonably likely to have a Material Financial Adverse Effect;


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
10.1.16  INTELLECTUAL PROPERTY RIGHTS

         (in the case of TCN Entities):

         (a) the Intellectual Property Rights owned by it are free from any Encumbrance (save for those created or to be created by or pursuant to the Security Documents or otherwise permitted hereunder) and any other rights or interests in favour of third parties;

         (b) the Intellectual Property Rights owned by it are all the Intellectual Property Rights required by them in order to carry on, maintain and operate in all material respects their respective businesses, properties and assets and in carrying on its business it does not infringe any Intellectual Property Rights of any third party where any action taken by such third party in respect of any such infringement would have or would be reasonably likely to have a Material Financial Adverse Effect; and

         (c) no Intellectual Property Rights owned by it are being infringed, nor, to the knowledge of its officers, is there any threatened infringement of any such Intellectual Property Rights which, in either case would have or would be reasonably likely to have a Material Financial Adverse Effect;

10.1.17  COPYRIGHT MATTERS

         (in the case of TCN Entities) it has obtained all consents and taken all other material action required in connection with the secondary transmission by it of any broadcast television signals; it has no knowledge, nor is it aware of any claim, that it is or may be liable to any person for any copyright infringement of any nature whatsoever as a result of the operation of its business which liability in the opinion of the Agent would have or would be reasonably likely to have a Material Financial Adverse Effect.

10.1.18  INVESTMENT COMPANY ACT

         (in the case of the US Borrower only) it is not an "investment company" or a company "controlled" by an "investment company", within the meaning of the United States Investment Company Act of 1940, as amended;

10.1.19  PUBLIC UTILITY HOLDING COMPANY ACT AND FEDERAL POWER ACT

         (in the case of the US Borrower only) it is not a "holding company", or an "affiliate" of a "holding company" or a "subsidiary company" of a "holding company", within the meaning of, or otherwise subject to regulation under, the United States Public Utility Holding Company Act of 1935, as amended. It is not a "public utility" within the meaning of, or otherwise subject to regulation under, the United States Federal Power Act; and

10.1.20  MARGIN STOCK

         (a) (in the case of TCN Entities) the proceeds of the Advances have been and will be used only for the relevant purposes described in clause 1.1;

         (b) (in the case of the US Borrower only) it is not engaged principally in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulations U and X of the Board of Governors of the United States Federal Reserve System), and no portion of any Facility D Advance has been or will be used, directly or indirectly, to purchase or carry margin stock or to extend credit to others for the purpose of purchasing or carrying margin stock.


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
10.2     FURTHER REPRESENTATIONS AND WARRANTIES

         Each TCN Entity (other than TCN) in respect of itself and TCN in respect of itself and (as the case may be) each Joint Venture Group further represents and warrants to each of the Finance Parties that:

10.2.1   LICENCES AND NECESSARY AUTHORISATIONS

         (in the case of TCN Entities) the Licences owned by it are in full force and effect and it is in compliance with all provisions thereof in all respects which are material in the context of the TCN Group taken as a whole. (In the case of TCN Entities) it has secured all the Necessary Authorisations, all such Necessary Authorisations are in full force and effect and it is in compliance in all material respects with all provisions thereof. (In the case of TCN Entities) to the best of its knowledge, neither such Licences nor any such Necessary Authorisations are the subject of any pending or threatened attack or revocation which (in the case of such Necessary Authorisations only) would have or would be reasonably likely to have a Material Adverse Effect;

10.2.2   CONSENTS OBTAINED

         (in the case of TCN Entities) every consent, authorisation, licence or approval of, or registration with or declaration to, governmental or public bodies or authorities or courts required by it to authorise, or required by it in connection with, the execution, delivery, validity, enforceability or admissibility in evidence of this Agreement and the Security Documents to which it is a party or the performance by it of its obligations under this Agreement and the Security Documents to which it is a party has been obtained or made and is in full force and effect (other than those registrations and filings referred to in clause 10.1.9) and there has been no material default in the observance of the conditions or restrictions (if any) imposed in, or in connection with, any of the same;

10.2.3   NO WITHHOLDING TAXES

         (in the case of TCN Entities) as at the date of this Agreement, on the basis that all of the Lenders in connection with Facility A, Facility B and Facility C are Qualifying Lenders, no Taxes are imposed by withholding or otherwise on any payment to be made in respect of Facility A, Facility B or Facility C to the Finance Parties by it under this Agreement or any Security Document to which it is a party or are imposed on it or by virtue of the execution or delivery by it of this Agreement or any Security Document to which it is a party or any document or instrument to be executed or delivered under this Agreement or any such Security Document (other than stamp duty payable on any Security Document);

10.2.4   TELECOMMUNICATIONS, CABLE AND BROADCASTING LAWS

         it and each member of each Joint Venture Group complies and has at all times complied in all material respects with all Telecommunications, Cable and Broadcasting Laws (but excluding, for these purposes only, breaches of Telecommunications, Cable and Broadcasting Laws which have been expressly waived by the relevant regulatory authority);

10.2.5   NO DEFAULT

         (in the case of TCN only) no Default has occurred and is continuing which has not been expressly waived;

10.2.6   INFORMATION MEMORANDUM

         (in the case of TCN only), as at the date of each Information Memorandum (a) all written factual information made available by Telewest or any member of the TCN Group and contained in the Information Memorandum is true, complete and accurate in all material respects and does not omit any material fact the omission of which


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         would make any such factual information misleading and (b) all forecasts, estimates, opinions and financial projections contained in the Initial Long Range Plan have been prepared in good faith, based upon reasonable assumptions.

         No warranty or representation is made in respect of (i) any opinions, projections, forecasts or circumstances relating to the cable and telecommunications industry as a whole ("INFORMATION"), (ii) any person other than Telewest, TCN and members of the TCN Group or (iii) any Information which is in the public domain or which is identified in the Information Memorandum as having been obtained from or made by a source, or being those of a person, other than TCN, any other member of the TCN Group or Telewest;

10.2.7   CARRY ON BUSINESS SOLELY IN UK

         (in the case of TCN only) each of the TCN Entities:

         (a) (other than the US Borrower) does not employ any employees in the State of Colorado or elsewhere in the United States of America; and

         (b) carries on business solely in, and its principal places of business, books and records and the property subject to the Security Documents are located in, the United Kingdom (except that (i) any Charging Partnership formed in the State of Colorado maintains an office in the State of Colorado and does not maintain an office in any other state of the United States of America, (ii) the ownership interests in the Original Charging Partnerships, the US Borrower, BCFL and IVS are located in the country of formation of such entities, (iii) the rights of the US Borrower under the Intercompany Loan Agreement, the books and records of the US Borrower and the other assets of the US Borrower necessary to carry out the business referred to in clause 12.1.19, are located in Delaware,) and (iv) the US Borrower undertakes the business referred to in clause 12.1.19, and control and management of each of the TCN Entities (other than the US Borrower where control takes place in Delaware) takes place outside the United States of America;

10.2.8   US BORROWER

         (in the case of US Borrower only) it has not traded or carried on business since the date it was formed except for the business of borrowing the Facility D1 Advance, making and maintaining the on-loan of such borrowing pursuant to the Intercompany Loan Agreement and other activities directly relating thereto. The US Borrower neither sponsors nor contributes to any ERISA Plan;

10.2.9   IMMATERIAL GROUP ENTITIES

         (in the case of TCN only), each member of the TCN Group which is a Material Group Entity is a party to this Agreement and each Original Non-Charging Subsidiary is an Immaterial Group Entity;

10.2.10  BROADCASTING ACT 1990

         neither it nor any member of any Joint Venture Group is (other than being a body corporate which is controlled by a person or persons falling within paragraph 1(1)(b) of Part 11 of Schedule 2 to the Broadcasting Act 1990 (the "ACT")) a "disqualified person" for the purposes of Schedule 2 of the Act;

10.2.11  JV DOCUMENTATION

         the JV Documentation entered into by it are in full force and effect and constitute valid and legally binding obligations of all members of the TCN Group or any Joint Venture Group party thereto in all material respects. To the best of its knowledge and belief after due enquiry, no


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         party to any JV Documentation is in material breach of the terms thereof and there is no material dispute subsisting between the parties thereto;

10.2.12  GROUP STRUCTURE CHART

         (in the case of TCN only) the group structure chart delivered to the Agent pursuant to Part A of schedule 3 will be true, complete and accurate in all material respects as at the date of the first Advance;

10.2.13  TRANSFER OF FLEXTECH ASSETS

         (in the case of TCN only) as at the date of the first Advance entities and/or assets representing not less than 90 per cent. in aggregate of
         (i) the Gross Assets of Flextech Limited (formerly Flextech plc) and its Subsidiaries, (ii) the consolidated net operating cash flow of Flextech Limited (formerly Flextech plc) and its Subsidiaries (calculated on the same basis as Consolidated TCN Group Net Operating Cash Flow) and (iii) the revenues of Flextech Limited (formerly Flextech plc) and its Subsidiaries, all as determined by reference to the latest consolidated audited financial statements of Flextech Limited (formerly Flextech plc) and its Subsidiaries will be, and/or will be owned by, TCN Entities; and

10.2.14  NO MATERIAL ADVERSE CHANGE

         (in the case of TCN only) there has been no material adverse change in the financial position of (i) TCN and its Subsidiaries, (ii) the Telewest Group and (iii) Flextech Limited (formerly Flextech plc) and its Subsidiaries from that set forth in the financial statements referred to in clause 10.1.8(a) and 10.1.8(b) and there has been no material adverse change in the operations or business prospects of TCN and its Subsidiaries, the Telewest Group or Flextech Limited (formerly Flextech plc) and its Subsidiaries (as applicable) from that set forth in such financial statements.

10.3     REPETITION

         The representations and warranties in clause 10.1 shall be deemed to be repeated by each TCN Entity in respect of itself on and as of each Interest Payment Date and the date on which each Advance is made under this Agreement (but so that (i) the representation and warranty in clause 10.1.8(a) shall for this purpose refer to the latest consolidated financial statements of the TCN Group and the Telewest Group only (as applicable) verified by the auditors of the TCN Group or the Telewest Group (as the case may be) delivered to the Agent under clause 11.1 and (ii) the representation and warranty contained in clause 10.1.8(c) shall for this purpose refer to the then latest pro forma consolidated financial projections of the TCN Group and shall not include a representation or warranty as to the Initial Long Range
         Plan).

11       POSITIVE COVENANTS

11.1     COVENANTS

         Each TCN Entity undertakes with each of the Finance Parties that it will from the date of this Agreement and so long as any monies are owing under this Agreement or any part of the Commitments remains outstanding:

11.1.1   NOTICE OF DEFAULT, ETC.

         (in the case of TCN only) promptly inform the Agent of any Default and any likely breach of any of the undertakings set out in clause 13 forthwith upon becoming aware thereof and will from time to time, if so requested by the Agent, confirm to the Agent in writing that, save as otherwise stated in such confirmation, no Default has occurred and is continuing;


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11.1.2   CONSENTS AND AUTHORISATIONS

         obtain or cause to be obtained (i) every consent, authorisation, licence or approval of, or registration with or declaration to, governmental or public bodies or authorities or courts and (ii) every notarisation, filing, recording, registration or enrolment in any court or public office in the United Kingdom and the United States of America (in any such case) required by it to authorise the execution, delivery, validity, enforceability or admissibility in evidence of the Finance Documents to which it is a party or the performance by it of its respective obligations under Finance Documents to which it is a party;

11.1.3   LICENCES

         (a)      obtain or cause to be obtained every Licence and ensure that:

                  (i) no Licence issued to it is revoked, cancelled, suspended, withdrawn, terminated, expires or otherwise ceases to be in full force and effect unless the same is, prior to or contemporaneously with such event, renewed or replaced or such Licence is no longer required by applicable laws for the purposes of the business of the TCN Group;

                  (ii) none of the DTI, ITC, OFTEL nor any other relevant authority issues any notice in respect of any TCN Franchise informing Telewest or any TCN Entity that it has or will (whether or not following the failure to satisfy certain conditions) revoke, cancel, suspend, withdraw, terminate or not permit the renewal of such Licence (whether or not such notice gives Telewest or any TCN Entity a period within which to remedy the matter which gave rise to such notice); and

                  (iii) no Licence is modified and it does not commit any breach of the terms or conditions thereof (including, without limitation, any failure to meet the milestones referred to therein)

         where any such action or event referred to above would have or would be reasonably likely, in the opinion of the Agent, to have a Material Adverse Effect; and

         (b) ensure that at all times during the Finance Period there are sufficient Licences held by TCN Entities to enable the TCN Group properly to conduct its business;

11.1.4   NECESSARY AUTHORISATIONS

         obtain or maintain or cause to be obtained and maintained every Necessary Authorisation and ensure that:

         (a) none of the Necessary Authorisations is revoked, cancelled, suspended, withdrawn, terminated, expires and is not renewed or otherwise ceases to be in full force and effect; and

         (b) no Necessary Authorisation is modified and it does not commit any breach of the terms or conditions of any Necessary Authorisation which, in the case of any of the actions or events referred to above, would have or would be reasonably likely, in the opinion of the Agent, to have a Material Adverse Effect;

11.1.5   BUSINESS OF THE BORROWERS AND THE CHARGING SUBSIDIARIES

         (a) (in the case of all TCN Entities other than the US Borrower) engage in the business of acting as the holder of shares and/or partnership interests in other TCN Entities and/or the business of constructing, installing, operating and utilising cable television and/or telecommunications systems and/or the business of broadcasting and no other activities save for directly related businesses;


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         (b)      (in the case of the US Borrower) engage solely in the business of borrowing the Facility D1 Advance and making and maintaining the on-loan of such borrowing and other activities directly relating, thereto;

11.1.6   FINANCIAL STATEMENTS

         (in the case of TCN only) prepare consolidated financial statements of the Telewest Group and the TCN Group in accordance with GAAP and cause such financial statements to be reported on by their respective auditors and deliver to the Agent sufficient copies of the same for distribution to all of the Lenders, as soon as practicable but not later than 180 days after the end of the financial year to which they relate;

11.1.7   QUARTERLY MANAGEMENT ACCOUNTS

         (in the case of TCN only) in respect of each Quarterly Period, prepare unaudited consolidated Quarterly Management Accounts for the TCN Group containing information of the same type and to the same level of detail as in the format agreed with the Lead Arrangers (including, without limitation, a profit and loss account, balance sheet and cash flow statement and, in the case of the last Quarterly Period of each financial year, a profit and loss account, balance sheet and cash flow statement for that financial year in the agreed form) (or omitting any such information or detail or containing such other information or to such other level of detail as may, from time to time, be approved by the Agent (acting on the instructions of the Majority Lenders) in writing); TCN shall deliver a copy of the same to the Agent for distribution to all of the Lenders at the same time as the same are publicly announced, but in any event not later than 45 days (or, in the case of the last Quarterly Period of each financial year in which a Facility D Advance has been drawn, 75 days or if no Facility D Advance has been drawn in such financial year, 60 days) after the Quarterly Period to which they relate;

11.1.8   CHANGE IN BASIS OF ACCOUNTS

         (in the case of TCN only) ensure that all financial statements delivered under clause 11.1.6 are prepared in accordance with GAAP and in accordance with the accounting principles and practices used in the preparation of the financial statements referred to in clause 10.1.8(a) and the Annual Budget for the financial year ended 31 December 2001 (the "ORIGINAL BASIS") consistently applied in respect of each financial year save to the extent that TCN notifies the Agent in writing of the relevant change and (at the option of TCN) either prepares and delivers to the Agent audited financial statements on both the Original Basis and financial statements prepared on the new basis (the "NEW BASIS") or on the New Basis only with an audited reconciliation statement (a "RECONCILIATION STATEMENT") showing those adjustments necessary in order to reconcile the financial statements produced on the New Basis to the Original Basis.

         Where TCN elects to deliver financial statements under clause 11.1.6 on both the Original Basis and the New Basis (or on the New Basis but accompanied by a Reconciliation Statement), Quarterly Management Accounts shall also be delivered on a similar basis.

         All financial statements, Quarterly Management Accounts and Reconciliation Statements delivered pursuant to this clause 11.1.8 shall be delivered within the relevant time period set out in clause 11.1.

         The provisions of this clause 11.1.8 shall also apply, mutatis mutandis, to the preparation and delivery of the Annual Budget under clause 11.1.9(e);

11.1.9   DELIVERY OF REPORTS

         (in the case of TCN only) deliver to the Agent, for distribution to the Lenders (in the case of an Accountants Report as referred to in clause 11.1.9(d) below and the documents or announcements referred to in clause 11.1.9(g) below, in sufficient copies for all of the Lenders):


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         (a)      every document issued by any TCN Entity to its creditors
                  generally;

         (b) every document received or issued by any TCN Entity which evidences any default under, or the crystallisation of, any obligations owing by a TCN Entity to a Lessor or to Crosby Sterling;

         (c) a Compliance Certificate, stating that TCN was in compliance with the relevant covenants and undertakings in clause 11.1.21 and clause 13 (or if it was not in compliance indicating the extent of the breach) as at the last day of the financial period to which the financial statements or Quarterly Management Accounts delivered pursuant to clauses 11.1.6 and
                  11.1.7 above relate;

         (d) an Accountants Report confirming the amounts set out in the Compliance Certificate issued in respect of the Quarterly Period ending as at the end of the financial year of the TCN Group;

         (e) an Annual Budget for each financial year for the TCN Group commencing on or after 1 January 2002 no later than 60 days after the beginning of such financial year;

         (f) no later than 90 days after the end of each financial year commencing after the date of this Agreement, revised financial projections and revised projections for operating statistics in relation to the TCN Group containing information of the same type and to the same level of detail as the operational statistics projections contained in the Initial Long Range Plan, such projections to extend to at least 31 December 2010 and to contain details of the assumptions on the basis of which such projections have been prepared and an explanation of any discrepancies from the projections most recently delivered under this sub-paragraph (f) (or, in the case of the first such projections, from the base case projections contained in the Initial Long Range Plan); and

         (g) every document or announcement issued by Telewest to its shareholders generally or made available by Telewest to the public where any such document or announcement relates to the financial position or prospects of Telewest (including, without limitation, reports on forms 10-Q and 10-K as and when delivered to the United States Securities and Exchange Commission)

                  in each case, at the time of issue thereof or within the period referred to in this clause 11.1.9 or (i) in the case of the Compliance Certificates referred to in (c) above) together with the financial statements to be delivered to the Agent pursuant to clauses 11.1.6 and 11.1.7 above and (ii) (in the case of the Accountants Reports referred to in (d) above) together with the financial statements to be delivered to the Agent pursuant to clause 11.1.6 above.

11.1.10  FINANCIAL YEAR END

         maintain a financial year end of 31 December;

11.1.11  AUTHORISED OFFICERS

         ensure that any new or replacement Authorised Officer has provided the Agent with evidence satisfactory to it of such new officer's authority and a specimen of his or their signature(s) prior to signing any certificates, notices, requests or confirmations referred to in this Agreement or relating to the Facilities;

11.1.12  AUDITORS

         ensure that KPMG Audit Limited or another major firm of recognised international standing and repute are its auditors;


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11.1.13  PROVISION OF FURTHER INFORMATION

         (in the case of TCN only) supply to the Agent:

         (a) promptly upon becoming aware of them, details of any litigation, arbitration or administrative proceedings (excluding any such litigation, arbitration or administrative proceedings arising from a breach of any Environmental Law which do not require notification under clause 11.1.16) whether current, threatened or pending against any TCN Entity which has or might reasonably be expected to have a Material Adverse Effect;

         (b) promptly on receipt, all notices or other communications received from the DTI, OFTEL or the ITC (or in each case the relevant successor regulatory body) which allege or claim that a TCN Entity is in any breach of any provision of any of the Licences in any manner which has or is likely to have a Material Adverse Effect or which might reasonably be expected to give rise to the revocation, termination, suspension or withdrawal of any of the Licences; and

         (c) such further financial information concerning each TCN Entity or, to the extent available to any member of the TCN Group, any member of any Joint Venture Group as the Agent or any Lender (acting through the Agent) may from time to time reasonably require provided that TCN shall not be obliged to disclose any such information (A) which would cause the relevant TCN Entity or, in the case of any information relating to any member of a Joint Venture Group, such entity to be in breach of any undertaking or obligation of confidentiality owed to a third party and where TCN has taken all reasonable steps available to it to secure the release of any such confidentiality undertaking or obligation or (B) where the relevant TCN Entity or, in the case of any information relating to any member of a Joint Venture Group, such entity is precluded from such disclosure by law or regulation or any agreement entered into with any government or governmental agency;

11.1.14  INSURANCE

         (in the case of TCN only) maintain policies of insurance in relation to the business and assets of the TCN Group for all risks normally insured by prudent companies carrying on a similar business;

11.1.15  INSPECTION

         where required by the Agent (acting on the instructions of the Majority Lenders), permit representatives of the Agent and any of the Lenders upon three Banking Days' prior written notice to TCN and after having made arrangements with TCN so to do to:

         (a)      visit and inspect its properties during normal business hours;

         (b) inspect and make extracts from and copies of its books and records provided that it shall not be obliged to disclose any such information (A) which would cause it to be in breach of any undertaking or obligation of confidentiality owed to a third party and where it has taken all reasonable steps to secure the release of any such confidentiality undertaking or obligation or (B) where it is precluded from such disclosure by law or regulation or any agreement entered into with any government or governmental agency; and

         (c) discuss with its principal officers and auditors, its business, assets, liabilities, financial position, results of operations and business prospects;

11.1.16  NOTIFICATION OF ENVIRONMENTAL CLAIM AND EXPENDITURE

         (in the case of TCN only) promptly on becoming aware of it notify the Agent of any Environmental Claim which has been made or threatened against any member of the TCN Group or any occupier of any property


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         owned or leased by any member of the TCN Group or any requirement by any Environmental Licence or applicable Environmental Laws for any member of the TCN Group to make any investment or incur any expenditure in excess of (pound)10,000,000 in aggregate in any calendar year or to take or desist from taking any action which would have or would be reasonably likely, if substantiated, to have a Material Financial Adverse Effect;

11.1.17  DELIVERY OF ENVIRONMENTAL LICENCES AND OTHER INFORMATION

         promptly following request by the Agent provide the Agent with copies of all material Environmental Licences and the terms and conditions thereof and any material amendments thereto;

11.1.18  COMPLIANCE WITH LAWS AND REGULATIONS

         comply with the terms and conditions of all laws (other than Telecommunications, Cable and Broadcasting Laws, the Licences and the Necessary Authorisations including any milestone requirements in respect thereof), regulations, judgments, agreements, licences and concessions including, without limitation, all Environmental Laws and all Environmental Licences if the failure to comply therewith, would have or would be reasonably likely, in the opinion of the Agent, to have a Material Financial Adverse Effect;

11.1.19  RELEVANT SUBSTANCE

         notify the Agent forthwith upon becoming aware of any Relevant Substance at or brought on to any property owned, leased or occupied by it which is likely to give rise to an Environmental Claim which would have or would be reasonably likely to have a Material Financial Adverse Effect and take or procure the taking of all necessary action to deal with, remedy or remove from such property or prevent the incursion of (as the case may be) that Relevant Substance in order to prevent such an Environmental Claim and in a manner that complies with all applicable requirements of Environmental Law;

11.1.20  TAXES

         file or cause to be filed all tax returns required to be filed in all jurisdictions in which it is situated or carries on business or is otherwise subject to Taxation and will pay all Taxes shown to be due and payable on such returns or any assessments made against it within the period stipulated for such payment (other than those being contested in good faith and where such payment may be lawfully withheld);

11.1.21  MATERIAL GROUP ENTITIES

         (in the case of TCN only) it will ensure that at all times during the period from (and including) the date of the first Advance to the end of the Finance Period, TCN Entities account for not less than 90 per cent. in aggregate of (i) the Gross Assets of the TCN Group, (ii) the Consolidated TCN Group Net Operating Cash Flow and (iii) the revenues of the TCN Group, determined by reference to the latest audited accounts;

11.1.22  NEW TCN ENTITIES

         (in the case of TCN only) it will and will procure that each Subsidiary or Associated Partnership that is or becomes a member of the TCN Group (other than an Immaterial Group Entity unless such Immaterial Group Entity no longer complies with the definition of Immaterial Group Entity) and which is not already a party to this Agreement promptly upon such Subsidiary or Associated Partnership becoming a member of the TCN Group and which is a Material Group Entity, executes and delivers a Supplemental Deed (to the extent that such accession is not in breach of (a) section 151 of the Companies Act 1985 or (b) the provisions of any Encumbrance permitted by paragraph (i) of the definition of Permitted Encumbrances for so long as such Encumbrance is permitted to subsist pursuant to the terms of such paragraph) and provides the Agent


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
         with such evidence as it may reasonably request as to the power and authority of such party to enter into such Supplemental Deed and the legality, validity and enforceability of the obligations created thereby. Each TCN Entity further agrees to procure that as soon as practicable the directors of the relevant Subsidiary comply, (to the extent permitted by applicable law, with (a) sections 155 to 158 of the Companies Act 1985 or (b) the provisions of any Encumbrance permitted by paragraph (i) of the definition of Permitted Encumbrances for so long as such Encumbrance is permitted to subsist pursuant to the terms of such paragraph) to ensure that there is no breach of section 151 of the Companies Act 1985 as aforesaid. The parties hereto agree that upon the execution and delivery of such Supplemental Deed by all parties thereto such Subsidiary or Associated Partnership shall become a party to this Agreement as a TCN Entity and a party to each relevant Security Document as a chargor;

11.1.23  REIMBURSEMENT AGREEMENT

         (in the case of any TCN Entity party to the Reimbursement Agreement) comply with its obligations under the Reimbursement Agreement and not assign or transfer all or any part of their respective rights and/or obligations under the Reimbursement Agreement or amend, vary or waive all or any of the provisions of the Reimbursement Agreement; and

11.1.24  HEDGING

         (in the case of TCN only) maintain a reasonable and prudent policy for the management of its interest rate and foreign exchange exposures.

12       NEGATIVE COVENANTS

12.1     COVENANTS

         Each TCN Entity undertakes with each of the Finance Parties from the date of this Agreement and so long as any monies are owing under this Agreement or any of the Commitments remain outstanding that, without the prior written consent of the Agent acting on the instructions of the Majority Lenders:

12.1.1   NEGATIVE PLEDGE

         it will not permit any Encumbrance (other than Permitted Encumbrances) to subsist, arise or be created or extended over all or any part of its present or future undertakings, assets, rights or revenues to secure or prefer any present or future Indebtedness of any person;

12.1.2   NO MERGER

         it will not merge or consolidate with any other company or person save for mergers between any TCN Entity (excluding TCN) with another TCN Entity (excluding TCN) ("ORIGINAL ENTITIES") into one or more entities (each a "MERGED ENTITY") provided that:

         (a) such Merged Entity is a member of the TCN Group and is liable for the obligations of the relevant Original Entities under this Agreement and the Security Documents which remain unaffected thereby and entitled to the benefit of all the rights of such Original Entities;

         (b) if required by the Agent (acting on the instructions of the Majority Lenders), such Merged Entity has entered into Security Documents which provide security over the same assets of at least an equivalent nature and ranking to the security provided by the relevant Original Entities pursuant to any Security Documents entered into by them and any possibility of the Security Documents referred to in this paragraph or paragraph (iii) below being challenged or set aside is not greater than any such possibility in relation to the Security


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                  Documents entered into by or in respect of the share capital of any relevant Original Entity;

         (c) (if all or any part of the share capital of any of the relevant Original Entities was charged pursuant to a Security Document) the equivalent part of the issued share capital of such Merged Entity is charged pursuant to a Security Document on terms of at least an equivalent nature and ranking as the Security Document relating to the shares in each relevant Original Entity; and

         (d) the Agent is satisfied (acting reasonably) that all the property and other assets of the relevant Original Entities are vested in the Merged Entity and that the Merged Entity has assumed all the rights and obligations of the relevant Original Entities under all material Necessary Authorisations;

12.1.3   DISPOSALS

         it will not sell, transfer, lease, lend or otherwise dispose of or cease to exercise control over the whole or any part of its present or future undertakings, assets, rights or revenues (whether by one or a series of transactions related or not) other than by way of a Permitted Disposal, provided that in the case of any Permitted Intra-TCN Group Transaction which involves any asset of any nature being transferred by any means whatsoever (directly or indirectly) by any Borrower, an Original Charging Subsidiary or an Original Charging Partnership to another TCN Entity (not being a Borrower, an Original Charging Subsidiary or an Original Charging Partnership), the relevant transfer must be either made expressly subject to the Encumbrances granted by the transferor under the Security Documents or the asset concerned must become subject to a fully enforceable, legally binding Encumbrance from the transferee in favour of the Security Trustee and the other Finance Parties substantially equivalent to or better than any existing Encumbrance over such asset created by the transferor;

12.1.4   BORROWED MONEY

         it will not create, assume, incur or otherwise permit to be outstanding any Borrowed Money other than Permitted Borrowings;

12.1.5   GUARANTEES

         it will not incur any obligations or assume any liability under any guarantee other than Permitted Guarantees;

12.1.6   ISSUE OF SHARES

         it will not issue any shares of any class provided that TCN may issue shares to Telewest and any member of the TCN Group may issue shares to any TCN Entity provided that such shares are charged in favour of the Security Trustee pursuant to the terms of a Security Document and there are delivered to the Security Trustee at the same time, the relevant share certificates and blank stock transfer forms in respect thereof;

12.1.7   LOANS

         it will not make any loan or advance to, or enter into any transaction having the effect of lending money with, any person (including the acquisition of any document evidencing Borrowed Money, loan stock or other debt securities) save for Permitted Loans;

12.1.8   ACQUISITIONS

         it will not make any investment in any Joint Venture or acquire all or any substantial part of the assets, property or business of any other person or any assets that constitute a division or operating unit of the business of any other person or create or acquire any Subsidiary or


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         Associated Partnership or other equity share capital other than
         Permitted Investments;

12.1.9   SWAPS AND HEDGING

         it will not enter into any interest rate or currency swaps or other hedging arrangements other than (i) directly relating to the risk management of any Borrowed Money of the TCN Group (other than any proceeds of the Agreed Securities on-lent to any member of the TCN Group and which may only be borrowed by any member of the TCN Group in Sterling) permitted to subsist or not otherwise restricted by the terms of this Agreement or (ii) forward foreign exchange contracts entered into in the normal course of business of the TCN Group;

12.1.10  CHANGE OF BUSINESS

         (in the case of TCN only) it will procure that the TCN Group (taken as a whole) does not change the nature of the business carried on by it in any material respect from that carried on at the date of this Agreement and that it does not cease to carry on a business where any such change or cessation would have or would be reasonably likely to have a Material Adverse Effect;

12.1.11  MEMORANDA AND ARTICLES OF ASSOCIATION; PARTNERSHIP AGREEMENTS

         it will not amend its Memorandum or Articles of Association or partnership agreement (as applicable) in any way which would restrict the ability of the Security Trustee to exercise its rights under the Security Documents in respect of its shares or partnership interests (as applicable);

12.1.12  RESTRICTED PAYMENTS

         it will not make and it will procure that no other member of the TCN Group makes any Restricted Payment other than Permitted Payments;

12.1.13  SERVICES TO RESTRICTED PERSONS

         it will not enter into any contractual or other arrangements with a Restricted Person or any of their Subsidiaries or Associated Partnerships or any other shareholders other than (i) on bona fide arms length commercial terms and (ii) those arrangements which exist at the date hereof and have been agreed in writing by the UK Agent;

12.1.14  LIABILITIES OF RESTRICTED PERSONS

         it will procure that, save to the extent otherwise permitted by this Agreement, no Restricted Person has outstanding any liabilities to any TCN Entity which are not satisfied within 60 days of the occurrence of the matter in respect of which such liability arose.

         In this clause 12.1.14 "LIABILITIES" of a Restricted Person to a TCN Entity shall mean liabilities incurred after the date hereof and shall include, without limitation, (i) any liabilities of that TCN Entity to a third party entered into on behalf of that Restricted Person and (ii) any payments made by that TCN Entity on behalf of that Restricted Person, in either case where such liabilities or payments have not been discharged or reimbursed but shall exclude any liabilities of a Restricted Person to a TCN Entity which are a Permitted Investment by that TCN Entity in that Restricted Person;

12.1.15  NO CARRYING ON BUSINESS IN UNITED STATES

         it shall not and it shall procure that each other member of the TCN Group shall not (i) (other than the US Borrower) employ any employees in the State of Colorado or elsewhere in the United States of America and (ii) carry on any business or maintain its principal places of business, books and records and the property subject to the Security


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         Documents in the United States of America (except that (i) any Charging
         Partnership formed in the State of Colorado maintains an office in the State of Colorado, but does not maintain an office in any other state of the United States of America, (ii) the ownership interests in the Original Charging Partnerships, the US Borrower, BCFL and IVS are located in the country of formation of such entities, (iii) the rights of the US Borrower under the Intercompany Loan Agreement, the books and records of the US Borrower and the other assets of the US Borrower necessary to carry out the business referred to in clause 12.1.19 are located in Delaware and (iv) the US Borrower undertakes the business referred to in clause 12.1.19). Control and management of each of the TCN Entities (other than the US Borrower where control and management takes place in Delaware) shall take place outside the United States of America;

12.1.16  REDUCTION OF CAPITAL

         (in the case of TCN only) it will not redeem or purchase or otherwise reduce its equity or any other share capital or any uncalled or unpaid liability in respect thereof or reduce the amount (if any) for the time being standing to the credit of its share premium account or capital redemption or other undistributable reserve in any manner save for such a redemption, purchase or reduction as constitutes a Permitted Payment;

12.1.17  TCN GROUP INTERESTS IN JOINT VENTURES

         (in the case of TCN only) it will not, and will procure that no other member of the TCN Group will and no member of the TCN Group which is a shareholder in any Joint Venture will, other than (in the case of (a)(ii), (b) and (c) below) in connection with a JVIPO

         (a) vote, or permit any director appointed by it to the board of any Joint Venture to vote, either (i) to allow such Joint Venture or any of its Subsidiaries to terminate or (ii) to amend or vary or grant any waiver under any JV Documentation if such event referred to above would have or would be reasonably likely, in the opinion of the Agent, to have a Joint Venture Material Adverse Effect;

         (b) save for Permitted Disposals, sell, transfer or otherwise dispose of or cease to exercise direct control over any part of its rights, title and interest in and to any of the Joint Ventures other than in accordance with the provisions of the relevant joint venture agreement for such Joint Venture and in any event will not sell, transfer or otherwise dispose of the same to an Associate (as defined therein) unless such Associate is also a TCN Entity;

         (c) convene any meeting with a view to, or vote in favour of any resolution to, alter any provision of the JV Articles of Association which would create any new class of share or any securities convertible into or carrying rights to subscribe for shares of any class or which would alter the rights of any class of shares otherwise than in accordance with the JV Articles of Association in their form as at the date hereof unless both a JVIPO has occurred and such resolution would not have or would not be reasonably likely to have a Material Adverse Effect;

12.1.18  ACTIONS TAKEN BY THE JOINT VENTURES

         Except after a JVIPO

         (a)      Borrowed Money by the Joint Ventures

                  notwithstanding clause 12.1.4, in the case of TCN it will procure that no member of any Joint Venture Group will create, assume, incur or otherwise permit to be outstanding any Borrowed Money in an aggregate amount of more than (pound)250,000 other than in respect of the JV Loan Stock and the (pound)5,000,000 revolving credit facility to be made available to it by TCN Entities;


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         (b)      Encumbrances by the Joint Venture Group

                  notwithstanding clause 12.1.1, in the case of TCN only, it will procure that no member of the Joint Venture Group permits any Encumbrance (other than liens arising in the ordinary course of trading) to subsist, arise or be created or extended over all or any part of its present or future undertakings, assets, rights or revenues to secure or prefer any present or future Indebtedness of any person other than the WAG NatWest Debenture provided that the amount secured does not exceed (pound)1,000,000;

         (c)      Loans by the Joint Venture Groups

                  notwithstanding clause 12.1.7 in the case of TCN, it will procure that no member of any Joint Venture Group makes any loans or grants any credit (save for normal trade credit in the ordinary course of business) or gives or permits to remain outstanding any guarantee to or for the benefit of any other person other than, in any such case, in favour of any TCN Entity; or

         (d)      Disposals by the Joint Venture Groups

                  notwithstanding clause 12.1.3, in the case of TCN only it will procure that no member of any Joint Venture Group will sell, transfer, lend or otherwise dispose of or cease to exercise direct control over any part of its present or future undertakings, assets, rights or revenues (other than by transfers, sales or disposals for full consideration in the ordinary course of trading);

12.1.19  US BORROWER

         (a) (in the case of the US Borrower only) it will ensure that the proceeds of any Facility D Advance made by the US Borrower shall be on-lent by way of intercompany loan to TCN in accordance with clause 4.9;

         (b) (in the case of the US Borrower only) it will ensure that the intercompany loan referred to in clause 4.9 is made on the terms of the Intercompany Loan Agreement and will comply in all material respects with and not vary or amend the Intercompany Loan Agreement in any material respect and, in addition, the US Borrower will ensure that neither it nor any Subsidiary of it will sponsor or contribute to an ERISA Plan.

13       FINANCIAL COVENANTS

13.1     COVENANTS

         TCN undertakes with each of the Finance Parties:

13.1.1 TOTAL TCN GROUP SENIOR DEBT/CONSOLIDATED ANNUALISED TCN GROUP NET OPERATING CASH FLOW

         that on each Quarter Day falling within the period set out in column
         (1) below the ratio of Total TCN Group Senior Debt on that day to Consolidated Annualised TCN Group Net Operating Cash Flow calculated by reference to the Quarterly Period ending on such day (as shown in the relevant Compliance Certificate) shall not exceed the number set out against such period in column (2) below:


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

                                   (1)                                                        (2)
                                  PERIOD                                                     RATIO
           from the date of this Agreement to (and including) 31                              6.5
           December 2001

           from 1 January 2002 to (and including) 30 June 2002                                6.0

           from 1 July 2002 to (and including) 31 December 2002                              5.75

           from 1 January 2003 to (and including) 30 June 2003                                5.0

           from 1 July 2003 to (and including) 31 December 2003                               4.5

           from 1 January 2004 to (and including) 30 June 2004                                3.5

           from 1 July 2004 and thereafter                                                    3.0


13.1.2   TOTAL TCN GROUP SENIOR DEBT INTEREST COVER

         that on each Quarter Day falling within the period set out in column
         (1) below the ratio of Consolidated TCN Group Net Operating Cash Flow in respect of the Six Month Period ending on such day to Senior Debt
         Interest Charges for such Six Month Period shall not be less than the number set out against such period in column (2) below:

                                      (1)                                                    (2)
                                     PERIOD                                                 RATIO

                 from the date of this Agreement to (and  including) 31                     1.75:1
                 December 2002

                 from 1 January 2003 to (and including) 31 March 2003                       2.00:1

                 from 1 April 2003 to (and including) 30 June 2003                          2.25:1

                 from 1 July 2003 to (and including) 30 September 2003                      2.50:1

                 from 1 October  2003 to (and  including)  31  December                     2.75:1
                 2003

                 from 1 January 2004 to (and including) 31 March 2004                       3.00:1

                 from 1 April 2004 to (and including) 30 June 2004                          3.50:1

                 from 1 July 2004 to (and including) 31 December 2004                       4.00:1

                 from 1 January 2005 onwards                                                5.00:1


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
13.1.3   TCN GROUP CASH PAYING DEBT INTEREST COVER

         that on each Quarter Day falling within the period set out in column
         (1) below the ratio of Consolidated TCN Group Net Operating Cash Flow in respect of the Six Month Period ending on such day to Total TCN
         Group Cash Paying Debt Interest Charges during such Six Month Period shall not be less than the number set out against such period in column
         (2) below:

                                        (1)                                                  (2)
                                       PERIOD                                               RATIO

                 from 1 July 2002 to (and including) 31 December 2002                       0.90:1

                 from 1 January 2003 to (and including) 31 March 2003                       1.00:1

                 from 1 April 2003 to (and including) 31 December 2003                      1.35:1

                 from 1 January 2004 to (and including) 31 March 2004                       1.50:1

                 from 1 April 2004 to (and including) 30 September 2004                     1.75:1

                 from 1 October  2004 to (and  including)  31  December                     2.25:1
                 2004

                 from 1 January 2005 to (and including) 31 March 2006                       2.50:1

                 from 1 April 2006 onwards                                                  3.00:1

13.1.4   AUDITORS CERTIFICATE

         If at any time the Majority Lenders do not consider (acting reasonably) that any figure set out in any Compliance Certificate issued by any Authorised Officer is correct and they believe in good faith that an adjustment to such figure would be likely to lead to a breach of any of the covenants set out in clause 13.1, they shall be entitled within 30 days of the date of the delivery of such Compliance Certificate to the Agent pursuant to clause 11.1 to call for a certificate from TCN's auditors as to such figure if the Agent (on their behalf) provides TCN with an explanation of the reasons for the belief that the figure is incorrect. For such purposes TCN's auditors shall act as independent experts and not as arbiters and every such certificate shall be addressed to the Agent (on behalf of the Lenders) and be at the expense of TCN. The Majority Lenders may only call for one such certificate in any calendar year. If the Majority Lenders call for such a certificate all calculations under this Agreement by reference to the relevant figure shall (i) until TCN's auditors deliver the relevant certificate under this clause 13.1 be made by reference to the figure set out in the relevant Compliance Certificate delivered to the Agent under this Agreement and (ii) following the delivery by the TCN's auditors of a certificate under this clause 13.1 be made by reference to such certificate. TCN undertakes forthwith to take all action including, without limitation, prepaying all or part of the Loan so as to procure that any Advance permitted or other action taken or omitted to be taken on the basis of the relevant Compliance Certificate which on the basis of such auditors certificate would not have been permitted by the terms of this Agreement is reversed or would have been required to have been taken is taken.


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
13.2     CURE PROVISIONS

13.2.1 The Finance Parties agree that TCN may at any time, within 15 Banking Days of the delivery of a Compliance Certificate identifying a breach of the financial covenants set out in clauses 13.1.1, 13.1.2 or 13.1.3 above, cure such breach in accordance with this clause 13.2 so that the Event of Default which would otherwise have arisen from any such breach is deemed not to have arisen.

13.2.2 Subject to paragraphs 13.2.3 and 13.2.4 below, a breach of clauses 13.1.1, 13.1.2 or 13.1.3 may be cured by the making available by Telewest to TCN of a sufficient amount of Subordinated Debt and/or cash injections in the nature of equity (each a "SHAREHOLDER CONTRIBUTION") such that:

         (a) in the case of breaches of clauses 13.1.2 or 13.1.3, when such amount is added to the amount of the Consolidated TCN Group Net Operating Cash Flow used in the calculation of the relevant financial covenant the Consolidated TCN Group Net Operating Cash Flow as so adjusted would be increased to such an amount that TCN would comply with such financial covenants as if such financial covenants were tested against the ratio that was breached on the date of the receipt by TCN of such Shareholder Contributions; and

         (b) in the case of breaches of clause 13.1.1, when such amount as is used by TCN to prepay Total TCN Group Senior Debt is deducted from the amount of Total TCN Group Senior Debt used in the calculation of such financial covenant the Total TCN Group Senior Debt as so adjusted would be reduced to such an amount that TCN would comply with the financial covenant set out in such clause as if such financial covenant was tested against the ratio that was breached on the date of prepayment by TCN of the amount of such Shareholder Contributions.

         For the avoidance of doubt such amounts shall be available for TCN (in case of any breaches of clauses 13.1.2 and 13.1.3) to use for its general corporate purposes or (in the case of breaches of clause 13.1.1) to prepay the Loan in accordance with this Agreement. In the case of breaches of clauses 13.1.2 and 13.1.3, such amounts shall be added to the amount of Consolidated TCN Group Net Operating Cash Flow for the purposes of determining compliance with the financial covenants with respect to the date for testing such financial covenants immediately preceding the date of receipt of such Shareholder Contributions only and shall not be taken into account in making any subsequent calculations of Consolidated TCN Group Net Operating Cash Flow for the purposes of assessing compliance (or otherwise) with
         13.1.2 or 13.1.3.

13.2.3 The financial covenants contained in clauses 13.1.1, 13.1.2 or 13.1.3 may only be cured in accordance with this clause 13.2 on not more than four separate occasions and may not be cured in respect of any two consecutive Quarterly Periods.

13.2.4 Any Shareholder Contribution to be utilised for the purposes of clause 13.2.2(b) above shall be in a minimum amount on any occasion of (pound)20,000,000.

13.2.5 The amount of any Shareholder Contributions made pursuant to this clause 13.2 shall not be added to Consolidated Annualised TCN Group Net Operating Cash Flow for the purposes of clauses 2.3.1 or 6.2.

14       EVENTS OF DEFAULT

14.1     EVENTS OF DEFAULT

         Each of the following events and circumstances is an Event of Default (whether or not caused by any reason outside the control of any TCN Entity):


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
14.1.1   NON-PAYMENT

         (i) any principal amount due and payable under this Agreement is not paid on the due date or (ii) an amount of interest due and payable under this Agreement is not paid within 3 Banking Days of the due date or (iii) any other sum due and payable under this Agreement is not paid within 5 Banking Days of the due date, and, in each such case, in the manner stipulated in this Agreement; or

14.1.2   BREACH OF CERTAIN OBLIGATIONS

         (a) any TCN Entity commits any breach of the undertakings contained in clauses 3.4, 11.1.1, 12.1.1, 12.1.2, 12.1.3,
                  12.1.6, 12.1.7, 12.1.8, 12.1.9, 12.1.11 and 12.1.18 and 13.1;
                  or

         (b) any TCN Entity commits any breach of the undertakings contained in clauses 12.1.4 and 12.1.5 and, in respect of any such breach where the principal amount of the relevant Borrowed Money or guarantee does not exceed (pound)1,000,000, such breach is not remedied within five Banking Days of such breach; or

14.1.3   BREACH OF OTHER OBLIGATIONS

         any TCN Entity or Telewest commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by them under this Agreement (other than failure to pay any sum when due or any breach of the undertakings referred to in clause 14.1.2 above) or any of the Security Documents and, in respect of any such breach or omission which in the opinion of the Majority Lenders is capable of remedy, such remedial action as the Majority Lenders shall require is not carried out within 28 days of the Agent notifying the relevant Borrower of such default and of such remedial action; or

14.1.4   MISREPRESENTATION

         any representation or warranty made or deemed to be made or repeated by or in respect of any TCN Entity or Telewest in or pursuant to this Agreement or the Security Documents or in any notice, certificate or statement referred to in or delivered under this Agreement or the Security Documents is or proves to have been incorrect or misleading in any material respect on the date on which it was made or deemed to be made or repeated; or

14.1.5   CHALLENGE TO SECURITY

         any Security Document is not or ceases to be effective (unless by reason of the Lenders' or the Security Trustee's failure to file any required UCC Statements in the United States) or any TCN Entity or Telewest shall in any way challenge, or any proceedings shall in any way be brought to challenge (and in the case of a proceeding brought by someone other than any TCN Entity or Telewest shall continue unstayed for 30 days) the prior status of the charges created by the Security Documents or the validity or enforceability of the Security Documents (save for any prior ranking Permitted Encumbrances); or

14.1.6   CROSS-DEFAULT

         (i) Borrowed Money of any TCN Entity or Telewest (which, in aggregate and including for these purposes any Borrowed Money referred to in clause 14.1.6(ii) below, exceeds (pound)35,000,000) is not paid when due (or within any applicable grace period expressly contained in the agreement relating to such Borrowed Money in its original terms) or becomes due and payable prior to the date when it would otherwise have become due or (ii) any creditor of any TCN Entity or Telewest becomes entitled to declare any such Borrowed Money in excess of (pound)35,000,000 (in aggregate) due and payable prior to the date when it would otherwise have become due; or

14.1.7   HEDGING DEFAULT

         an event entitling the relevant counterparty to terminate any arrangements in relation to interest rate hedging permitted pursuant to clause 12.1.9 or any other interest rate or currency swap or other hedging arrangements entered into by any TCN Entity or Telewest occurs (whether or not such counterparty exercises such right to terminate) and the amount of the liabilities of the relevant TCN Entity or Telewest due to such termination exceeds (pound)35,000,000; or

14.1.8   APPOINTMENT OF RECEIVERS AND MANAGERS

         (i) any administrative or other receiver is appointed of any TCN Entity or Telewest or any member of any Joint Venture Group or any part of their respective assets and/or undertakings or (ii) any other legal proceedings are taken which are not irrevocably discharged or withdrawn within 28 days of the commencement thereof to enforce any Encumbrance over all or any part of the assets of any TCN Entity or Telewest or any member of the Joint Venture Group; or

14.1.9   INSOLVENCY

         any TCN Entity or Telewest or any member of any Joint Venture Group is deemed unable to pay its debts within the meaning of sections 123(1)(e) or (2) of the Insolvency Act 1986 or any TCN Entity or Telewest otherwise becomes insolvent or stops or suspends making payments (whether of principal or interest) with respect to all or any class of its debts or is unable or announces an intention so to do or admits inability to pay its debts as they fall due; or

14.1.10  LEGAL PROCESS

         any judgment or order made against any TCN Entity or Telewest or any member of any Joint Venture Group for an amount in excess of (pound)100,000 is not stayed or complied with within 28 days or a creditor attaches or takes possession of, or a distress, execution, sequestration, diligence (other than on the dependence of an action) or other process is levied or enforced upon or sued out against, any material part of the undertaking, assets, rights or revenues of any TCN Entity or Telewest and is not discharged within 28 days; or

14.1.11  COMPOSITIONS

         any steps are taken or negotiations commenced, by any TCN Entity or Telewest or any member of any Joint Venture Group or by their respective creditors with a view to proposing any kind of composition, compromise or arrangement involving such company and any group or class of its creditors generally; or

14.1.12  WINDING-UP

         (a) any TCN Entity or Telewest or any member of any Joint Venture Group takes any action or any legal proceedings are started (not being action or proceedings which can be demonstrated to the satisfaction of the Agent by providing an opinion of a leading firm of London solicitors to that effect, is frivolous, vexatious or an abuse of the process of the court or relates to a claim to which such person has a good defence and which is being vigorously contested by such body) for any TCN Entity or Telewest or any member of any Joint Venture Group to be adjudicated or found bankrupt or insolvent (other than for the purpose of an amalgamation or reconstruction previously approved in writing by the Agent acting on the instructions of the Majority Lenders); or

         (b) an order is made or resolution passed for the winding-up of any TCN Entity or Telewest or a notice is issued convening a meeting for the purpose of passing any such resolution; or


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
14.1.13  ADMINISTRATION

         any petition is presented or other step is taken for the purpose of the appointment of an administrator of any TCN Entity or Telewest or any member of any Joint Venture Group or an administration order is made in relation to any TCN Entity or Telewest or any member of any Joint Venture Group; or

14.1.14  ANALOGOUS PROCEEDINGS

         there occurs, in relation to any TCN Entity or Telewest or any member of any Joint Venture Group in any country or territory in which any of them carries on business or to the jurisdiction of which courts any part of their respective assets is subject, any event which, in the reasonable opinion of the Agent, appears in that country or territory to correspond with, or have an effect equivalent or similar to, any of those mentioned in clauses 14.1.8 to 14.1.13 inclusive (including, without limitation, if any application is made for the declaration of the assets of BCFL or IVS en desastre); or

14.1.15 CHANGE OF CONTROL OF TCN OR ANY CHARGING SUBSIDIARY OR CHARGING PARTNERSHIPS

         (a) any Charging Subsidiary (other than an Immaterial Group Entity) ceases to be a wholly owned and controlled Subsidiary of TCN (or, prior to the TCN Group Restructuring Flextech Limited (formerly Flextech plc)) or any Charging Partnership ceases to have as its sole partners members of the TCN Group; or

         (b) TCN ceases to be a wholly owned Subsidiary of Telewest or the US Borrower ceases to be a wholly owned Subsidiary of TCN; or

14.1.16  UNLAWFULNESS

         it becomes unlawful at any time for any Borrower, any TCN Entity or Telewest to perform any of its obligations under this Agreement or the Security Documents which are considered by the Majority Lenders to be material or any such obligations become unenforceable in any way or there ceases to be a first priority charge over the relevant property or assets of each Borrower, any TCN Entity or Telewest as intended and created by the Security Documents save for Permitted Encumbrances; or

14.1.17  TELECOMMUNICATIONS, CABLE AND BROADCASTING LAWS

         any TCN Entity fails to comply with any term or condition of any Telecommunications, Cable and Broadcasting Law where such non-compliance would have or would be reasonably likely to have a Material Adverse Effect, in the opinion of the Agent; or

14.1.18  REPUDIATION

         any TCN Entity or Telewest repudiates this Agreement or any Security Document to which it is a party or does or causes or permits to be done any act or thing evidencing an intention to repudiate this Agreement or any such Security Document; or

14.1.19  SEIZURE

         all or a material part of the undertakings, assets, rights or revenues of or shares or other ownership interests in the TCN Group (taken as a whole) or Telewest are seized, nationalised, expropriated or compulsorily acquired by or under the authority of any government; or

14.1.20  MATERIAL EVENTS

         any other event occurs or circumstances arise which in the reasonable opinion of the Majority Lenders has or is reasonably likely to have a Material Adverse Effect; or


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
14.1.21  JOINT VENTURE MATERIAL EVENTS

         any event occurs or circumstances arise which permit any party to any JV Documentation who is not a TCN Entity to terminate such JV Documentation or any event occurs in relation to any member of the Joint Venture Group which, in the reasonable opinion of the Majority Lenders, has or is reasonably likely to have prior to a JVIPO, a Joint Venture Material Adverse Effect or after a JVIPO, a Material Adverse Effect.

         Provided that, at any time after a JVIPO, if any of the events described in clauses 14.1.8 to 14.1.14 (inclusive) occurs in relation to any member of a Joint Venture Group, such event shall not constitute an Event of Default.

14.2     ACCELERATION

14.2.1   If at any time or during any period:

         (a) Telewest or any TCN Entity shall reside or have a domicile, a place of business or a property in the United States (to the extent that such residence, domicile, place of business or property is sufficient for a person to become a "debtor" under section 109(a) of the U.S. Federal Bankruptcy Code); and

         (b) an Event of Default specified in clauses 14.1.8 to 14.1.14 shall have occurred and be continuing in respect of Telewest or any such TCN Entity, in furtherance of which Event of Default an order for relief with respect to Telewest or such TCN Entity shall actually be (or shall be deemed to have been) entered under the U.S. Federal Bankruptcy Code, then the obligation of each Lender to make its Commitment available shall be automatically terminated and the Loan and all interest and commitment commission accrued and all other sums payable under this Agreement immediately shall become due and payable.

14.2.2 At any time after the happening of any Event of Default (other than in the circumstances set out in sub-clause (a) above), so long as the same is continuing the Agent may, and if so requested by the Majority Lenders shall, without prejudice to any other rights of the Lenders, by notice to each Borrower declare that:

         (a) the obligation of each Lender to make its Commitment available shall be terminated, whereupon the Total Commitments shall be reduced to zero forthwith; and/or

         (b) the Outstandings and all interest and commitment commission accrued and all other sums payable under this Agreement or any Ancillary Facilities Letter have become due and payable, whereupon the same shall, immediately, or on demand or otherwise in accordance with the terms of such notice, become due and payable or (as applicable) due for discharge.

14.2.3 At any time after the happening of any Event of Default, so long as the same is continuing the Agent may, and if so requested by the Majority Lenders shall, without prejudice to any other rights of the Lenders, by notice to each Borrower declare that it and/or the Security Trustee shall exercise any of the rights granted to the Agent, the Security Trustee or the Lenders under the Security Documents.

14.3     ON DEMAND

         If, pursuant to clause 14.2.2(b), the Agent declares the Outstandings to be due and payable on demand then, at any time thereafter, the Agent may (and, if so instructed by the Majority Lenders, shall) by written notice to each Borrower: (a) call for repayment of the Outstandings on such date as may be specified in such notice whereupon the Outstandings shall become due and payable on the date so specified together with all interest and commitment commission accrued and all other sums payable under this Agreement and the Ancillary Facilities Letters or (b) withdraw such declaration with effect from the date specified in such notice.

15       INDEMNITIES

15.1     MISCELLANEOUS INDEMNITIES

         TCN shall on demand indemnify each Finance Party (other than the Facility C Lenders), without prejudice to any of their other rights under this Agreement, against any loss (excluding in the case of 15.1.3 or 15.1.4 below loss of Margin except where an Event of Default has arisen in which case loss of Margin shall be included) or expense which such Finance Party shall sustain or incur by it as a consequence of:

15.1.1 any default in payment by any Borrower of any sum under this Agreement when due; or

15.1.2   the occurrence of any other Event of Default; or

15.1.3 any repayment or prepayment of the Outstandings or part thereof being made under clause 7 or 16.1 otherwise than on the last day of an Interest Period relating to the part of at Outstanding repaid or prepaid; or

15.1.4 any Advance not being made for any reason (excluding any default by the Agent or any Lender) after a Drawdown Notice has been given,

         including, but not limited to, any loss or expense sustained or incurred by such Lender in maintaining or funding its Contribution or any part thereof or in liquidating or re-employing deposits from third parties acquired or contracted for to fund its Contribution or any part thereof or any other amount owing to such Lender.

15.2     CURRENCY INDEMNITY

         If any sum due from any Borrower under this Agreement or any order or judgment given or made in relation hereto has to be converted from the currency (the "FIRST CURRENCY") in which the same is payable under this Agreement or under such order or judgment into another currency (the "SECOND CURRENCY") for the purpose of (a) making or filing a claim or proof against a Borrower, (b) obtaining an order or judgment in any court or other tribunal or (c) enforcing any order or judgment given or made in relation to this Agreement, each Borrower agrees to indemnify and hold harmless the Agent, each Arranger, the Security Trustee, and each Lender from and against any loss suffered as a result of any difference between (i) the rate of exchange used for such purpose to convert the sum in question from the first currency into the second currency and (ii) the rate or rates of exchange at which the Agent, such Arranger, the Security Trustee or such Lender may in the ordinary course of business purchase the first currency with the second currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. Any amount due from any Borrower under this clause 15.2 shall be due as a separate debt and shall not be affected by judgment being obtained for any other sums due under or in respect of this Agreement and the term "rate of exchange" includes any premium and costs of exchange payable in connection with the purchase of the first currency with the second currency.

15.3     ENVIRONMENTAL INDEMNITY

         TCN agrees to indemnify on demand each Lender, each Arranger, the Security Trustee and the Agent, and their respective officers, employees, agents and delegates (together the "INDEMNIFIED PARTIES") in respect of which each Lender, each Arranger, the Security Trustee and the Agent holds this indemnity on trust, without prejudice to any of their other rights under this Agreement, against any loss, liability, action, claim, demand, cost, expense, fine or other outgoing whatsoever whether in contract, tort, delict or otherwise and whether arising at


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
         common law, in equity or by statute which the relevant Indemnified Party shall certify as sustained or incurred by it at any time as a consequence of, or relating to, or arising directly or indirectly out of, an Environmental Claim made or asserted against such Indemnified Party which would not have arisen if this Agreement had not been executed and which was not caused by the negligence or wilful default of the relevant Indemnified Party.

16       UNLAWFULNESS AND INCREASED COSTS; MITIGATION

16.1     UNLAWFULNESS

         If it is or becomes contrary to any law or regulation for any Lender to contribute to Advances or to maintain its Commitment or fund or maintain its Contribution, such Lender shall promptly, either through the Agent or, in the case of a Facility C Lender, direct, notify the Borrowers whereupon (a) such Lender's Commitment shall be reduced to zero and (b) the Borrowers shall be obliged to prepay the Contribution of such Lender on the earlier of (i) the date falling 30 days after the date of receipt by the Borrowers of the relevant notice pursuant to this clause or (ii) the latest date permitted by the relevant law or regulation. Without prejudice to the reduction of such Lender's Commitment to zero or the obligations of the Borrowers to make such repayment, the Borrowers, the Agent and such Lender shall negotiate for a period not exceeding 14 days with a view to such Lender making available its Commitment and/or funding or maintaining its Contribution in whole or in part in a manner which is not unlawful.

16.2     INCREASED COSTS

         If the result of the reserve requirements of the European System of Central Banks or of any change in, or in the interpretation or application of, or the introduction of, any law or regulation, request or requirement (whether or not having the force of law, but, if not having the force of law, with which the relevant Finance Party or, as the case may be, its holding company habitually complies) including, without limitation, those relating to Taxation, capital adequacy, liquidity, reserve assets, cash ratio deposits and special deposits is to:

16.2.1 subject any Finance Party to Taxes or change the basis of Taxation of any Finance Party with respect to any payment under this Agreement (other than Taxes or Taxation on the overall net income, profits or gains of such Finance Party imposed in the jurisdiction in which its principal office or Facility Office is located and other than Taxes currently payable by such Finance Party on amounts received by it under this Agreement but only to the extent so payable at the date hereof); and/or

16.2.2 increase the cost to, or impose an additional cost on, any Finance Party or its holding company in making or keeping available all or part of such Finance Party's Commitment or maintaining or funding such Finance Party's Contribution; and/or

16.2.3 reduce the amount payable or the effective return to any Finance Party under this Agreement; and/or

16.2.4 reduce any Finance Party's or its holding company's rate of return on its overall capital by reason of a change in the manner in which it is required to allocate capital resources to such Finance Party's obligations under this Agreement; and/or

16.2.5 require any Finance Party or its holding company to make any additional payment or forego (to a greater extent than at the date hereof) a return calculated by reference to or on any amount received or receivable by such Finance Party under this Agreement; and/or

16.2.6 require any Finance Party or its holding company to incur or sustain a loss (including a loss of future potential profits) additional to that incurred or sustained at the date hereof by reason of being obliged to deduct a greater part of such Finance Party's Commitment or


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         Contribution from its capital for regulatory purposes, than is required to be deducted at the date hereof

         then and in each such case (but subject to clauses 16.3 and 16.4):

         (a) such Finance Party shall notify TCN either through the Agent or, in the case of a Facility C Lender, direct, in writing of such event promptly upon its becoming aware of the same; and

         (b) TCN agrees to pay on demand, made at any time, whether or not such Finance Party's Contribution has been repaid, either to the Agent for the account of such Finance Party or, in the case of a Facility C Lender, direct, the amount which such Finance Party specifies (in a certificate setting forth the basis of the computation of such amount but not including any matters which such Finance Party or its holding company regards as confidential) is required to compensate such Finance Party and/or (if and to the extent that, such holding company has passed the cost of the same on to such Finance Party) its holding company for such liability to Taxes, increased or additional cost, reduction, payment or foregone return.

16.3     EXCEPTIONS

         Nothing in this clause shall entitle any Lender to compensation for any such increased cost, reduction, payment or foregone return:

16.3.1 to the extent that the same is taken into account in calculating the Additional Cost or, in the case of a Facility C Lender, the equivalent provision of the relevant Ancillary Facilities Letter; or

16.3.2 to the extent that the same is the subject of an additional payment under clause 9.7 (or would have been so subject but for an exemption or exception thereto); or

16.3.3 occurring as a result of any gross negligence or wilful default of any Lender or its holding company (including, without limitation, a breach of any fiscal, monetary or capital adequacy limit imposed by any law or regulation).

16.4     FURTHER EXCEPTION

         Nothing in this clause shall entitle any Lender to compensation for any such increased cost, reduction, payment or foregone return which arises as a consequence of (or of any law or regulation implementing) (i) the proposals for international convergence of capital measurement and capital standards published by the Basle Committee on Banking Regulations and Supervisory Practices in July 1988 and/or (ii) any applicable directive of the European Union (in each case) unless it results from any change in, or in the interpretation or application of, such proposals or any such applicable directive (or any law or regulation implementing the same) occurring after the date of this Agreement.

         For the purposes of clause 16.4 the term "applicable directive" means (exclusively) each of the Own Funds Directive (89/299/EEC of 17 April
         1989) and the Solvency Ratio Directive (89/647/EEC of 18 December
         1989).

16.5     MITIGATION

         If, in respect of any Lender, circumstances arise which would, or would upon the giving of notice, result in:

16.5.1 any Borrower being required to make an increased payment to such Lender pursuant to clause 9.7;


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16.5.2   the reduction of such Lender's Commitment to zero or any Borrower being required to prepay such Lender's Contribution pursuant to clause16.1;
         or

16.5.3 any Borrower being required to make a payment to such Lender to compensate such Lender for an increased cost, reduction, payment or foregone return pursuant to clause 16.2,

         then, without in any way limiting, reducing or otherwise qualifying the obligations of the Borrowers under clauses 9 and 16, such Lender shall, (other than in the case of a Facility C Lender) in consultation with the Agent, endeavour to take such reasonable steps as may be open to it to mitigate or remove such circumstances including (without limitation) the transfer of its rights and obligations under this Agreement to another bank or financial institution acceptable to the relevant Borrower or a change of lending office of such Lender to one acceptable to the Borrower unless, in either case, to do so might (in the opinion of such Lender) be prejudicial to such Lender or be in conflict with such Lender's general banking policies or involve such Lender in expense or an increased administration burden.

17       SET-OFF AND PRO RATA PAYMENTS

17.1     SET-OFF

         Each Borrower authorises each Lender to apply any credit balance to which such Borrower is then entitled on any account of the Borrower with such Lender at any of its branches in or towards satisfaction of any sum then due and payable from such Borrower to such Lender under this Agreement whilst any Event of Default has occurred and is continuing. For this purpose each Lender is authorised to purchase with the moneys standing to the credit of such account such other currencies as may be necessary to effect such application. No Lender shall be obliged to exercise any right given to it by this clause. Each Lender shall notify the Agent and the relevant Borrower forthwith upon the exercise or purported exercise of any right of set-off giving full details in relation thereto and the Agent shall inform the other Lenders.

17.2     PRO RATA PAYMENTS

17.2.1 If at any time any Finance Party (the "RECOVERING FINANCE PARTY") receives or recovers any amount owing to it by any Borrower under this Agreement by direct payment, set-off or in any manner other than by payment through the Agent pursuant to clause 9.1 or 9.12 (not being a payment received from an Assignee, a Substitute or a Sub-Participant), the Recovering Finance Party shall, within two Banking Days of such receipt or recovery (a "RELEVANT RECEIPT") notify the Agent of the amount of the Relevant Receipt. If the Relevant Receipt exceeds the amount which the Recovering Finance Party would have received if the Relevant Receipt had been received by the Agent and distributed pursuant to clause 9.1 or 9.12 (as the case may be) then:

         (a) within two Banking Days of demand by the Agent, the Recovering Finance Party shall pay to the Agent an amount equal to the excess;

         (b) the Agent shall treat the excess amount so paid by the Recovering Finance Party as if it were a payment made by the relevant Borrower and shall distribute the same to the Finance Parties (other than the Recovering Finance Party) in accordance with clause 9.12, and

         (c) as between the relevant Borrower and the Recovering Finance Party the excess amount so re-distributed shall be treated as not having been paid but the obligations of the relevant Borrower to the other Finance Parties shall, to the extent of the amounts so re-distributed to them, be treated as discharged.

17.2.2 If any part of the Relevant Receipt subsequently has to be wholly or partly refunded by the Recovering Finance Party (whether to a


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         liquidator or otherwise) each Finance Party to which any part of such
         Relevant Receipt was so re-distributed shall on request from the Recovering Finance Party repay to the Recovering Finance Party such Finance Party's pro rata share of the amount which has to be refunded by the Recovering Finance Party.

17.2.3 Each Finance Party shall on request supply to the Agent such information as the Agent may from time to time request for the purpose of this clause 17.2.

17.2.4 Notwithstanding the foregoing provisions of this clause 17.2 no Recovering Finance Party shall be obliged to share any Relevant Receipt which it receives or recovers pursuant to legal proceedings taken by it to recover any sums owing to it under this Agreement with any other party which has a legal right to, but does not, either join in such proceedings or commence and diligently pursue separate proceedings to enforce its rights in the same or another court (unless the proceedings instituted by the Recovering Finance Party are instituted by it without prior notice having been given to such party through the Agent).

         Monies received or recovered by a Facility C Lender by virtue of any Group Pooling Arrangements shall not be brought into account under clause 17.2.

17.3     NO RELEASE

         For the avoidance of doubt it is hereby declared that failure by any Recovering Finance Party to comply with the provisions of clause 17.2 shall not release any other Recovering Finance Party from any of its obligations or liabilities under clause 17.2.

17.4     NO CHARGE

         The provisions of this clause 17 shall not, and shall not be construed so as to, constitute a charge by a Lender over all or any part of a sum received or recovered by it in the circumstances mentioned in clause 17.2.

18       ASSIGNMENT, SUBSTITUTION, LENDING OFFICES AND ADDITIONAL BORROWERS

18.1     BENEFIT AND BURDEN

         This Agreement shall be binding upon, and enure for the benefit of, the Finance Parties, the TCN Entities and their respective successors.

18.2     NO ASSIGNMENT BY BORROWERS

         None of the TCN Entities may assign or transfer any of their respective rights or obligations under this Agreement.

18.3     NOVATION

         Each Lender (a "TRANSFEROR LENDER") may transfer, by way of novation:

18.3.1 in respect of Facility A, all or any part of its rights and/or obligations under the Finance Documents in relation to its undrawn Facility A Commitment and Facility A Contribution, being in relation to its undrawn Facility A Commitment and its Facility A Contribution (taken together) at least (pound)5,000,000,

18.3.2 in respect of Facility B, all or any part of its rights and/or obligations under the Finance Documents in relation to its undrawn Facility B Commitment and its Facility B Contribution, being in relation to its undrawn Facility B Commitment and its Facility B Contribution (taken together) at least (pound)5,000,000,

18.3.3 in respect of Facility D, all or any part of its rights and/or obligations under the Finance Documents in relation to its undrawn Facility D Commitment and its Facility D Contribution, being in relation to its undrawn Facility D1 Commitment and its Facility D2


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         Contribution (taken together) at least $1,000,000 or, in relation to its undrawn Facility D2 Commitment and Facility D2 Contribution (taken together) at least (pound)1,000,000 or, in relation to its undrawn Facility D3 Commitment and Facility D3 Contribution (taken together) at least (euro)1,000,000, and/or in each case of its rights, benefits and/or obligations under this Agreement and the Intercreditor Deed to any person (a "SUBSTITUTE") with (in each case) other than if there is an outstanding Default the prior written consent of TCN (which shall not be unreasonably withheld or delayed). Provided that (a) in the case of Facility B only, the Transferor Lender must novate equal fractions of its Facility B Commitment and its Facility B Contribution (if any) and, if at the time when such novation takes effect more than one Facility B Advance is outstanding, the novation of its Facility B Contribution shall take effect in respect of the same fraction of each Facility B Advance and (b) in the case of clauses 18.3.1, 18.3.2 and 18.3.3 no such consent is necessary if such Substitute is an Affiliate of such Transferor Lender. Any such novation shall be effected upon five Banking Days' prior notice by delivery to the Agent of a duly completed Substitution Certificate duly executed by the relevant Lender, the Substitute and the Agent (for itself, the Lead Arrangers, the Security Trustee, each Borrower, the Charging Subsidiaries and the other Lenders). On the effective date specified in a Substitution Certificate so executed and delivered, to the extent that they are expressed in such Substitution Certificate to be the subject of the novation effected pursuant to this clause18.3:

         (a) the existing parties to this Agreement and the Lender party to the relevant Substitution Certificate shall be released from their respective obligations towards one another under this Agreement and the Intercreditor Deed ("DISCHARGED OBLIGATIONS") and their respective rights against one another under this Agreement ("DISCHARGED RIGHTS") shall be cancelled;

         (b) the Substitute party to the relevant Substitution Certificate and the existing parties to this Agreement and the Intercreditor Deed (other than the Lender party to such Substitution Certificate) shall assume obligations towards each other which differ from the discharged obligations only insofar as they are owed to or assumed by such Substitute instead of to or by such Lender;

         (c) the Substitute party to the relevant Substitution Certificate and the existing parties to this Agreement and the Intercreditor Deed (other than the Lender party to such Substitution Certificate) shall acquire rights against each other which differ from the discharged rights only insofar as they are exercisable by or against such Substitute instead of by or against such Lender and, on the date upon which such novation takes effect the Substitute shall pay to the UK Agent for its own account (in relation to Facility A, Facility B, Facility D2 and Facility D3) a fee of (pound)2,000 or to the US Agent for its own account (in relation to Facility D1) a fee of US$3,500 provided that (i) no such fee shall be payable if the Substitute is a wholly-owned Subsidiary of the Transferor Lender or is a person of whom such Transferor Lender is a wholly-owned Subsidiary or is a Subsidiary of the same holding company as such Transferor Lender and (ii) in the case of contemporaneous novations by a Lender under Facility D1 in respect of its Facility D1 Commitment and/or Facility D1 Contribution by a Lender under Facility D2 in respect of its Facility D2 Commitment and/or Facility D2 Contribution or by a Lender under Facility D3 in respect of its Facility D3 Commitment and/or Facility D3 Contribution, in any such case, to more than one fund managed by the same investment adviser (which funds are not then Lenders hereunder), only a single US$3,500 fee shall be payable for all such contemporaneous novations. The Agent shall promptly notify TCN of the receipt by it of any Substitution Certificate and deliver a copy thereof to TCN.

18.4     RELIANCE ON SUBSTITUTION CERTIFICATE

         The Finance Parties and each TCN Entity shall be fully entitled to rely on any Substitution Certificate delivered to the Agent in accordance with the foregoing provisions of this clause 18 which is complete and


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         regular on its face as regards its contents and purportedly signed on behalf of the relevant Lender and the Substitute and none of the Finance Parties or each TCN Entity shall have any liability or responsibility to any party as a consequence of placing reliance on and acting in accordance with any such Substitute Certificate if it proves to be the case that the same was not authentic or duly authorised.

18.5     AUTHORISATION OF AGENT

         Each TCN Entity, each Arranger, the Security Trustee and each Lender irrevocably authorises the Agent to counter-sign each Substitution Certificate and each Facility D Lender Accession Agreement on its behalf without any further consent of, or consultation with such TCN Entity, such Arranger, the Security Trustee or such Lender except in respect of the Substitution Certificate only, in the case of the Borrowers, the consent required pursuant to clause 18.3.

18.6     CONSTRUCTION OF CERTAIN REFERENCES

         If any Lender novates all or any part of its rights, benefits and obligations as provided in clause 18.3 all relevant references in this Agreement to such Lender shall thereafter be construed as a reference to such Lender and/or its Substitute (as the case may be) to the extent of their respective interests.

18.7     LENDING OFFICES

         Each Lender shall lend through its office at the address specified in schedule 1 or, as the case may be, in any relevant Substitution Certificate or Facility D Accession Agreement or through any other office located in the United Kingdom, or in the case of Facility D1, the United States of America, of such Lender selected from time to time by such Lender through which such Lender wishes to lend for the purposes of this Agreement. If the office through which a Lender is lending is changed pursuant to this clause 18.7, such Lender shall notify the Agent promptly of such change.

18.8     FACILITY C LENDERS

         Any Facility C Lender may resign from its appointment as a Facility C Lender under the Agreement and the relevant Ancillary Facilities Letter provided that no such retirement shall take effect unless either (i) a successor Facility C Lender has been appointed by TCN and has entered into an Ancillary Facilities Letter and such arrangements as the UK Agent may require so that such successor Facility C Lender required becomes a party to the relevant Finance Documents as a Facility C Lender and assumes rights and obligations thereunder as a Facility C Lender or (ii) such resignation is in accordance with the provisions of clause 7.3.

18.9     FACILITY D LENDERS

18.9.1 If on the date of this Agreement the Facility D Commitments are zero, the Agent may by notice in writing to TCN notify TCN that certain financial institutions are to become additional parties to this Agreement as Facility D Lenders (the "Acceding Facility D Lenders").

18.9.2 Such accession shall be effected by delivery to the Agent as a Facility D Lender Accession Agreement duly executed by the Acceding Facility D Lenders. On the Accession Date (as defined therein) the Acceding Facility D Lenders shall become Facility D Lenders with a Facility D1 Commitment and/or Facility D2 Commitment and/or Facility D3 Commitment as set out in the Facility D Lender Accession Agreement by virtue of the counter-signature by the Facility D Accession Agreement by the UK Agent (or as the case may be) the US Agent or (as the case may be) each Agent for the Finance Parties and the TCN Entities.


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18.10    DISCLOSURE OF INFORMATION

         Save as permitted pursuant to the terms of this Agreement or the relevant Security Document, any information furnished pursuant to this Agreement or any Security Document to the Finance Parties shall be kept confidential by the recipient and the Agents, the Lead Arrangers, the Security Trustee and the Lenders, save that the provisions of this clause 18.10 shall not apply:

18.10.1  to any information already known to the recipient;

18.10.2 to any information subsequently received by the recipient which it would otherwise be free to disclose;

18.10.3 to any information which is or becomes public knowledge otherwise than as a result of a breach by any person of this clause 18.10 or of any confidentiality undertaking entered into pursuant to clause 18.12; and

18.10.4 to any extent that the recipient is required to disclose the same pursuant to any law or order of any court or order or request of any governmental agency with whose instructions the recipient habitually complies.

18.11    SUB-PARTICIPATION

         No Lender may assign, or enter into any sub-participation arrangements in relation to, all or any part of its rights and obligations under this Agreement with any person without the consent of TCN (other than if there is a Default) and the Agent (such consents not to be unreasonably withheld or delayed).

18.12    CONFIDENTIALITY UNDERTAKING

         Any Finance Party may disclose to an Affiliate, a prospective Substitute or to any other person who may propose entering into contractual relations with such Finance Party in relation to this Agreement or any Security Document any confidential information referred to in clause 18.10 subject to such Affiliate, the prospective Substitute or other person first entering into a confidentiality undertaking with the Borrowers and the other TCN Entities in substantially the same terms as clause 18.10 and this clause 18.12.

18.13    GROSS-UP AND INCREASED COSTS FOLLOWING NOVATION OR CHANGE IN LENDING
         OFFICE

         If:

18.13.1 a Lender novates any of its rights or obligations under this Agreement or changes its lending office pursuant to clause 18.7; and

18.13.2 as a result of circumstances existing at the date the novation or change occurs, a Borrower would be obliged to make a payment to the Substitute or Lender acting through its new lending office under clause
         9.7 or clause 16.2,

         then the Substitute or Lender acting through its new lending office is only entitled to receive payment under those clauses to the same extent as the Transferor Lender or Lender acting through its previous lending office would have been if the novation or change had not occurred.

19       LEAD ARRANGERS, AGENT AND REFERENCE LENDERS

19.1     APPOINTMENT OF AGENT

         Each Lender irrevocably appoints each Agent as its agents for the purposes of this Agreement and any relevant Security Document and authorises each Agent (whether or not by or through employees or


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         agents) to take such action on such Lender's behalf and to exercise such rights, remedies, powers and discretions as are specifically delegated to the relevant Agent by this Agreement and/or any relevant Security Document, together with such powers and discretions as are reasonably incidental thereto. None of the Agents, the Lead Arrangers or the Security Trustee shall, however, have any duties, obligations or liabilities to the Lenders beyond those expressly stated in this Agreement and/or the Security Documents.

19.2     AMENDMENTS TO THIS AGREEMENT

19.2.1   Subject to clause 19.2.2, 19.2.3, 19.2.4 and 19.2.5 save where otherwise provided in this Agreement, the Agent may, with the consent of the Majority Lenders (or if and to the extent expressly authorised by the other provisions of this Agreement), amend, modify or otherwise vary or waive breaches of, or defaults under, or otherwise excuse performance of, any provision of the Finance Documents. An Ancillary Facilities Letter may only be amended with the agreement of the parties to it, but, for the avoidance of doubt, the consent of no other party to the Finance Documents shall be required for such amendments.

19.2.2 With the prior written consent of all the Facility A Lenders, the Facility B Lenders and Facility C Lenders, the Agent may agree with any TCN Entity any amendment to this Agreement or to grant waivers in respect of breaches of or defaults under this Agreement or excuse performance of this Agreement which would:

                  (i) reduce the Margin in respect of Facility A or Facility B;

                  (ii) extend the due date or reduce the amount of any payment of principal, interest or other amount payable under this Agreement in respect of Facility A or Facility B or Facility C (except where such extension or reduction relates to payments to be made under clause 7.7 in relation to which clause 19.2.1 shall apply);

                  (iii)    change the definition of "Majority Bank Lenders";

                  (iv)     change this clause 19.2.2.

         For the avoidance of doubt no consent shall be required under this clause 19.2.2 for the renewal or extension of an Ancillary Facilities Letter.

19.2.3 With the prior written consent of all of the Facility D Lenders, the Agent may agree with any TCN Entity any amendment to this Agreement or to grant waivers in respect of breaches of or defaults under this Agreement or excuse performance of this Agreement which would:

                  (i)      reduce the Margin in respect of Facility D;

                  (ii) extend the due date or reduce the amount of any payment of principal, interest or other amount payable under this Agreement in respect of Facility D (except where such extension or reduction relates to payments to be made under clause 7.7 in relation to which clause 19.2.1 shall apply);

                  (iii)    change the definition of "Majority Institutional
                           Lenders";

                  (iv)     change clause 7.13 or this clause 19.2.3.

19.2.4 With the prior written consent of all of the Lenders, the Agent may agree with any TCN Entity any amendment to this Agreement or to grant waivers in respect of breaches of or defaults under this Agreement or to excuse performance of this Agreement which would:

                  (i) increase the Margin for Facility A, Facility B or Facility D;


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                  (ii)     bring forward the due date or increase the amount of
                           any payment of principal, interest or other amount payable under this Agreement;

                  (iii) change the currency in which any amount is payable under this Agreement;

                  (iv) increase any Lender's Facility A Commitment and/or its Facility B Commitment and/or its Facility C Commitment and/or its Facility D Commitment (except under the Accession Agreement);

                  (v) change clauses 2.2, 2.3, 3.3 (in respect of the first Advance only) 16.2, 17.2 or 18.2;

                  (vi)     change the definition of "Super Majority Lenders";
                           and

                  (vii)    change this clause 19.2.4.

         For the avoidance of doubt no consent shall be required under this clause 19.2.4 for the renewal or extension of an Ancillary Facilities Letter.

19.2.5 With the prior written consent of the Super Majority Lenders, the Agent may:

         (a) subject to clause 19.3, release any asset of whatever nature that is subject to a Security Document unless such release is to permit the disposal or other dealing with such asset where such disposal or dealing is not restricted by the terms of this Agreement or the relevant Security Document;

         (b) release any TCN Entity (other than an Immaterial Group Entity) from all of its obligations under this Agreement and the Security Documents;

         (c)      change clause 7.8.5 or this clause 19.2.5.

19.2.6 Any action authorised and effected by the Agent pursuant to clause 19.2.1, 19.2.2, 19.2.3, 19.2.4 or 19.2.5 shall be promptly notified to the Lenders and shall be binding on all the Lenders.

19.2.7 Each TCN Entity (other than TCN) irrevocably appoints TCN to act on its behalf as its agent in relation to this Agreement, any Supplemental Deed, the Facility D Lender Accession Agreement and any amendment agreement relating to this Agreement and irrevocably authorises (i) TCN on its behalf to supply all information concerning itself contemplated by the Finance Documents to the Finance Parties and to give all notices and instructions (including, in the case of the US Borrower, Drawdown Notices) under the Finance Documents without further reference to, or the consent of, such TCN Entity and such TCN Entity shall be bound as though it had itself given such notices and instructions, (ii) each Finance Party to give any notice, demand or other communication to such TCN Entity pursuant to the Finance Documents to TCN on its behalf and such TCN Entity shall be bound as it had received such notice, demand or other communication itself and (iii) TCN to execute on its behalf
         (a) any amendments to the Finance Documents and (b) any Supplemental Deed or Facility D Lender Accession Agreement without further reference to, or the consent of, such TCN Entity and to give any waivers, consents in relation to the Finance Documents and any amendment agreement relating thereto and to take any other action in relation to the Finance Documents and any amendment agreement relating thereto without further reference to or the consent of such TCN Entity. The US Borrower confirms its agreement to TCN giving the notices and taking the other action referred to in clause 6 in relation to the Facility D1 Advance without the consent of, or further reference to, the US Borrower.

19.2.8 Every act, omission, agreement, undertaking, settlement, waiver, notice or other communication given or made by TCN or given to TCN under the Finance Documents, or in connection with the Finance Documents (whether or not known to any other TCN Entity and whether occurring before or after such other TCN Entities became a TCN Entity under the Finance


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         Documents) shall be binding for all purposes on all other TCN Entities as if the other TCN Entities had expressly made, given or concurred with the same. In the event of any conflict between any notices or other communications of TCN and any other TCN Entity those of TCN shall prevail.

19.3 RIGHTS OF AGENT, SECURITY TRUSTEE AND EACH LEAD ARRANGER AS LENDER; NO PARTNERSHIP

         With respect to its own Commitment and Contribution (if any) each Agent, the Security Trustee and each Lead Arranger shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not performing the duties and functions delegated to it under this Agreement and/or the Security Documents and the term "Lenders" shall, unless the context clearly otherwise indicates, include each Agent, the Security Trustee, each Lead Arranger, in its individual capacity as a Facility A Lender, Facility B Lender, Facility C Lender or Facility D Lender (as the case may be). This Agreement shall not and shall not be construed so as to constitute a partnership between the parties or any of them.

19.4     NO LIABILITY OF THE LEAD ARRANGERS, THE SECURITY TRUSTEE AND AGENTS

         None of the Lead Arrangers, the Security Trustee, or the Agents shall:

19.4.1 be obliged to request any certificate or opinion under clause 11 or 13 or to make any enquiry as to the use of the proceeds of the Loan unless (in the case of the Agent) so required in writing by any Lender, in which case the Agent shall promptly make the appropriate request of the Borrowers, or be obliged to make any enquiry as to any default by the Borrowers in the performance or observance of any of the provisions of this Agreement or as to the existence of a Default unless (in the case of the Agent) the Agent has actual knowledge thereof or has been notified in writing thereof by a Lender, in which case the Agent shall promptly notify the Lenders of the relevant event or circumstance; or

19.4.2 be liable to any Lender for any action taken or omitted under or in connection with this Agreement or the Facilities unless caused by their or its gross negligence or wilful misconduct.

         For the purpose of this clause 19 neither Agents nor the Security Trustee shall be treated as having actual knowledge of any matter of which the corporate finance or any other division outside the corporate lending or loan administration departments of the person for the time being acting as the Agent or the Security Trustee, as the case may be, may become aware in the context of corporate finance or advisory activities from time to time undertaken by the Agent or the Security Trustee, as the case may be, for any TCN Entity, Telewest or any of their respective Subsidiaries or Associated Partnerships.

19.5     AGENTS' DUTY TO NOTIFY AND TAKE ACTION

         Each Agent shall:

19.5.1 promptly notify each Lender of the contents of each notice, certificate or other document received by the Agent from the Borrowers under or pursuant to clause 12 and provide each Lender with a copy of each set of financial statements, Quarterly Management Accounts or other financial information delivered to the Agent under clause 11.1.6,
         11.1.7 or 11.1.9 unless, in the case of a Facility D Lender only, such Facility D Lender has previously notified the relevant Agent in writing that it does not want to receive all or certain specified documents and has not subsequently revoked or amended such notification in writing; and

19.5.2 (subject to its being indemnified to its satisfaction) take such action or, as the case may be, refrain from taking such action with respect to any Default of which the Agent has actual knowledge as the Majority Lenders or the Super Majority Lenders or the Majority Institutional

         Lenders or the Majority Bank Lenders or all the Lenders (as the case may be) may reasonably direct.

         Each Facility D Lender who is a party to this Agreement on the date hereof confirms that it wishes to receive details of each notice, certificate or other communication and copies of the financial information referred to in this clause 19.5.1, save as set out in part E of schedule 1.

19.6     IDENTITY OF THE LENDERS

         The Agents may deem and treat (a) each Lender as the person entitled to the benefit of the Contribution of such Lender for all purposes of this Agreement unless and until a Substitution Certificate shall have been filed with the Agent, and (b) the office set opposite the name of each Lender in part E of schedule 1 or, as the case may be, in any relevant Substitution Certificate as such Lender's Facility Office unless and until a written notice of change of Facility Office shall have been received by the UK Agent (or as the case may be) the US Agent; and the relevant Agent may act upon any such notice unless and until the same is superseded by a further such notice.

19.7     NON-RELIANCE ON THE LEAD ARRANGERS, THE SECURITY TRUSTEE OR THE AGENTS

         Each Lender acknowledges that it has not relied on any statement, opinion, forecast or other representation made by the Lead Arrangers, the Security Trustee or the Agents to induce it to enter into this Agreement and that it has made and will continue to make, without reliance on the Agents, the Lead Arrangers, or the Security Trustee and based on such documents as it considers appropriate, its own appraisal of the creditworthiness of each TCN Entity and Telewest and its own independent investigation of the financial condition and affairs of each TCN Entity and Telewest in connection with the making and continuation of the Advances and Utilisation under this Agreement. None of the Lead Arrangers, the Security Trustee or the Agents shall have any duty or responsibility, either initially or on a continuing basis, to provide any Lender with any credit or other information with respect to any TCN Entity or Telewest, whether coming into their or its possession before the making of any Advance or at any time or times thereafter, other than (in the case of the Agents) as provided in clause 19.5.1.

19.8 NO RESPONSIBILITY ON LEAD ARRANGERS, SECURITY TRUSTEE OR AGENT FOR BORROWERS, ETC. PERFORMANCE

         None of the Lead Arrangers, the Security Trustee or the Agents shall have any responsibility to any Lender on account of the failure of any TCN Entity or Telewest to perform their respective obligations under this Agreement or the Security Documents or for the financial condition of any TCN Entity or Telewest, or for the completeness or accuracy of any statements, representations or warranties in this Agreement, the Security Documents or any document delivered under this Agreement, the Security Documents or for the execution, effectiveness, adequacy, genuineness, validity, enforceability or admissibility in evidence of this Agreement or the Security Documents or of any certificate, report or other document executed or delivered under this Agreement or the Security Documents or otherwise in connection with the Loan or its negotiation or for acting (or, as the case may be, refraining from acting) in accordance with the instructions of the Majority Lenders, the Majority Institutional Lenders, the Majority Bank Lenders, the Super Majority Lenders or all of the Lenders (as the case may be). The Lead Arrangers, the Security Trustee and the Agents shall be entitled to rely on any communication, instrument or document believed by them or it to be genuine and correct and to have been signed or sent by the proper person and shall be entitled to rely as to legal or other professional matters on opinions and statements of any legal or other professional advisers selected or approved by them or it.

19.9     OTHER DEALINGS

         The Lead Arrangers, the Security Trustee and the Agents may, without any liability to account to the Lenders, accept deposits from, lend money to, and generally engage in any kind of banking or trust business with, each TCN Entity, Telewest or any of their respective Subsidiaries or Associated Partnerships or any of the Lenders as if they or it were not a Lead Arranger, the Security Trustee or an Agent (as the case may be).

19.10    REIMBURSEMENT AND INDEMNITY BY LENDERS

         Each Lender shall reimburse the Lead Arrangers, the Security Trustee and the Agents (rateably in accordance with such Lender's Commitment, at any time before the making of the first Advance or if no Advance is then outstanding, or Contribution, at any other time) to the extent that such Lead Arranger, the Security Trustee or such Agent is not reimbursed by any Borrower, for the charges and expenses incurred by such Arranger, the Security Trustee and such Agent in connection with the negotiation, preparation, syndication and execution of this Agreement and/or in contemplation of, or otherwise in connection with, the enforcement of, or the preservation of any rights under, or in carrying out its duties under, this Agreement and/or the Security Documents including (in each case) the fees and expenses of legal or other professional advisers. Each Lender shall indemnify the Agents and the Security Trustee (rateably in accordance with such Lender's Commitment, at any time before the making of the first Advance or if no Advance is then outstanding, or Contribution, at any other time) against all liabilities, damages, costs and claims whatsoever incurred by the Agents or the Security Trustee (as the case may be) in connection with this Agreement and/or the Security Documents or any document or report referred to in this Agreement or the performance of its duties under this Agreement and/or the Security Documents or any action taken or omitted by the Agents or the Security Trustee (as the case may be) under this Agreement and/or the Security Documents, unless such liabilities, damages, costs or claims arise from the UK Agent or (as the case may be) the US Agent or the Security Trustee's (as the case may be) own gross negligence or wilful misconduct.

19.11    RETIREMENT AND REMOVAL OF AGENT

19.11.1 Each Agent may retire from its appointment as Agent under this Agreement and/or the relevant Security Documents having given to TCN and, in respect of the US Agent, each of the Lenders to Facility D1, and in respect of the UK Agent, each of the Lenders other than the Lenders to Facility D1, not less than 30 days' notice of its intention to do so, provided that no such retirement shall take effect unless there has been appointed by, in respect of the US Agent, all the Lenders to Facility D1 or in respect of the UK Agent, all the Lenders other than the Lenders to Facility D1 (in each case, after consultation with TCN) as a successor agent:

         (a) (in respect of the UK Agent) a Lender and (in respect of the US Agent) a Lender to Facility D1; or

         (b) any other reputable and experienced financial institution with, in respect of the UK Agent, offices in London nominated and accepted by the Majority Lenders, or in respect of the US Agent, offices in New York and accepted by all the Lenders under Facility D1 and, in each case, to which TCN has given its consent (such consent not to be unreasonably withheld or delayed);

         (c) or, failing such nomination in paragraph (b) above, any reputable and experienced bank or financial institution with offices in London (or as the case may be) New York nominated by the relevant Agent and to which TCN has given its consent (such consent not to be unreasonably withheld or delayed).

19.11.2 In the case of the UK Agent, all of the Lenders (other than the Lenders to Facility D1) or, in the case of the US Agent, all of the Lenders to Facility D1 (in each case, other than the relevant Agents, in its capacity as a Lender) may, having given to the relevant Agent not less than 30 days' notice of the intention to do so, remove either Agent from its appointment as such under the Agreement. The removal shall automatically be of effect on the expiry of the notice save, where the relevant Lenders (other than the relevant Agent, in its capacity as a Lender) shall have failed to appoint a successor agent falling within the requirements of clause 19.11.1(a) or 19.11.1(b), in which case the removal shall be deferred until such appointment is made. The relevant Lenders (other than the relevant Agent, in its capacity as a Lender) shall immediately notify the relevant Agent in writing of their making such appointment.

19.11.3 Upon any such successor as aforesaid being appointed, the relevant retiring Agent shall be discharged from any further obligation under this Agreement and/or the relevant Security Documents and its successor and each of the other parties to this Agreement and/or the relevant Security Documents shall have the same rights and obligations among themselves as they would have had if such successor had been a party to this Agreement and/or the relevant Security Documents in place of the retiring Agent.

19.12    CHANGE OF REFERENCE LENDERS

         If (a) the whole of the Contribution (if any) of any Reference Lender is prepaid, (b) the Commitment (if any) of any Reference Lender is reduced to zero in accordance with clause 7.7 or 16.1, (b) a Reference Lender assigns and/or novates the whole of its rights and obligations (if any) as a Lender under this Agreement or (d) any Reference Lender ceases to provide quotations to the Agent for the purposes of determining LIBOR, the Agent may, acting on the instructions of the Majority Lenders, terminate the appointment of such Reference Lender and after consultation with the Borrowers appoint another Lender to replace such Reference Lender.

20       NOTICES AND OTHER MATTERS

20.1     NOTICES

         All Relevant Information shall:

20.1.1 be in writing delivered personally or by first-class prepaid letter (airmail if applicable and available) or telefax (confirmed in the case of a telefax, by first-class prepaid letter (airmail if available));

20.1.2 be deemed to have been received, subject as otherwise provided in this Agreement, in the case of a letter, when delivered personally or 3 days (7 days in the case of a letter posted from one country to another) after it has been put into the post and, in the case of a telefax, at the time of despatch with confirmation by the sender's facsimile machine that the message has been received at the correct facsimile number (provided that if the date of delivery or despatch is not a business day in the country of the addressee or if the time of despatch of any telefax is after the close of business in the country of the addressee it shall be deemed to have been received at the opening of business on the next such business day); and

20.1.3     be sent:

         (a)      to the Borrowers and each other TCN Entity at:

                               c/o Telewest Communications plc
                               160 Great Portland Street
                               London
                               W1N 5QA
                               Telefax:   0207 299 6400
                               Attention: Clive Burns

         (b)      to the UK Agent and the Security Trustee at:

                               Cottons Centre
                               Cottons Lane
                               London SE1 2QL
                               Telefax:   0207 234 6433
                               Attention: Supervisor, Corporate Lending
                                          Middle Office

                 to the US Agent at:

                                 425 Lexington Avenue
                                 New York, NY 10017
                                 Telefax: 212 856 3763
                                 Attention: Agency Services

         (c) to each Arranger and each Lender at its address or telefax number specified in part E of schedule 1, the Facility D Lender Accession Agreement or in any relevant Substitution Certificate or to such other address or telefax number as is notified by the Borrowers, a TCN Entity, an Agent, an Arranger, the Security Trustee or a Lender (as the case may be) to the other parties to this Agreement, save that a Lender or Arranger need not notify any other Lenders or Arrangers.

20.2     NOTICES THROUGH THE AGENT

         All Relevant Information to be given (i) by any TCN Entity or Telewest to any Finance Party shall be given to the UK Agent for onward transmission as appropriate, (ii) to any TCN Entity shall (except as otherwise provided in this Agreement) be given to TCN on behalf of such TCN Entity by the UK Agent (all Relevant Information addressed to any TCN Entity shall be copied to Telewest), (iii) to Telewest shall be given by the UK Agent and (iv) by or to a Finance Party shall be given to or by (as applicable) the UK Agent for onward transmission as appropriate other than Relevant Information to be given by or to a Facility D Lender who has a Facility D1 Commitment and/or a Facility D1 Contribution which shall be given to or by (as applicable) the US Agent for onward transmission as appropriate). The UK Agent shall promptly notify the US Agent and the US Agent, shall promptly notify the UK Agent of any Relevant Information received by it pursuant to this clause 20.2.

20.3     INTRALINKS SITE

         In the event that TCN and the Agent agree that they wish to deliver Relevant Information to each other and to the other parties to the Finance Documents by posting the same to a web site at secure hosting facilities the parties to this Agreement agree that they will co-operate with TCN and the Agent in order to agree such changes to the Finance Documents as may be required in order for Relevant Information to be delivered in such manner.

20.4     NO IMPLIED WAIVERS, REMEDIES CUMULATIVE

         No failure or delay on the part of the Finance Parties or any of them to exercise any power, right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise by the Finance Parties or any of them of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in this Agreement are cumulative and are not exclusive of any remedies provided by law.

20.5     COUNTERPARTS

         This Agreement may be executed in any number of counterparts and by the different parties on separate counterparts, each of which when so executed and delivered shall be an original, but all counterparts shall together constitute one and the same instrument.

21       GOVERNING LAW AND JURISDICTION

21.1     LAW

         This Agreement is governed by and shall be construed in accordance with English law.

21.2     SUBMISSION TO JURISDICTION

         Each TCN Entity agrees for the benefit of the Finance Parties that any legal action or proceedings in connection with this Agreement against any TCN Entity or any of their respective assets may be brought in the English courts. Each TCN Entity irrevocably and unconditionally submit to the jurisdiction of such courts and in the case of TCN Entities which are not incorporated or organised under the laws of England, irrevocably designate, appoint and empower Telewest at present of 160 Great Portland Street, London W1W 5QA to receive for them and on their behalf, service of process issued out of the English courts in any legal action or proceedings arising out of or in connection with this Agreement. The submission to such jurisdiction shall not (and shall not be construed so as to) limit the right of the Finance Parties to take proceedings against any TCN Entity to enforce any judgment obtained in any court referred to in this clause 21.2 in any jurisdiction in which any of the assets of any TCN Entity are situated, nor shall the taking of proceedings in any one or more jurisdiction referred to in this clause 21.2 preclude the taking of proceedings in any other such jurisdiction, whether concurrently or not.

21.3     INCONVENIENT FORUM

         Each TCN Entity irrevocably waives any objection they may have now or hereafter to the laying of venue of any action or proceeding in any court or jurisdiction referred to in clause 21.2 and any claim they may have now or hereafter that any action or proceeding brought in such courts or jurisdiction has been brought in an inconvenient forum.

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

                                   SCHEDULE 1
               PART A - THE ORIGINAL CHARGING SUBSIDIARIES OF TCN

================================================================================== ==========================================
                                           (1)                                                        (2)
                                      COMPANY NAME                                              COMPANY NUMBER
---------------------------------------------------------------------------------- ------------------------------------------
Birmingham Cable Corporation Limited                                                                2170379
---------------------------------------------------------------------------------- ------------------------------------------
Birmingham Cable Finance Limited                                                                     60972
---------------------------------------------------------------------------------- ------------------------------------------
Birmingham Cable Limited                                                                            2244565
---------------------------------------------------------------------------------- ------------------------------------------
Bravo TV Limited                                                                                   02342064
---------------------------------------------------------------------------------- ------------------------------------------
Cable Camden Limited                                                                               01795642
---------------------------------------------------------------------------------- ------------------------------------------
Cable Enfield Limited                                                                              02466511
---------------------------------------------------------------------------------- ------------------------------------------
Cable Hackney & Islington Limited                                                                  01795641
---------------------------------------------------------------------------------- ------------------------------------------
Cable Haringey Limited                                                                             01808589
---------------------------------------------------------------------------------- ------------------------------------------
Cable London Limited                                                                               01794264
---------------------------------------------------------------------------------- ------------------------------------------
Central Cable Holdings Limited                                                                      3008567
---------------------------------------------------------------------------------- ------------------------------------------
Cheltrading 283 Limited                                                                            04125315
---------------------------------------------------------------------------------- ------------------------------------------
Cheltrading 284 Limited                                                                            04125325
---------------------------------------------------------------------------------- ------------------------------------------
Crystal Palace Radio Limited                                                                       01459745
---------------------------------------------------------------------------------- ------------------------------------------
Filegale Limited                                                                                    2804553
---------------------------------------------------------------------------------- ------------------------------------------
Flextech (1992) Limited                                                                            01190025
---------------------------------------------------------------------------------- ------------------------------------------
Flextech (Travel Channel) Limited                                                                  03427763
---------------------------------------------------------------------------------- ------------------------------------------
Flextech Children's Channel Limited                                                                02678881
---------------------------------------------------------------------------------- ------------------------------------------
Flextech Communications Limited                                                                    02588902
---------------------------------------------------------------------------------- ------------------------------------------
Flextech Digital Broadcasting Limited                                                              03298737
---------------------------------------------------------------------------------- ------------------------------------------
Flextech Family Channel Limited                                                                    02856303
---------------------------------------------------------------------------------- ------------------------------------------
Flextech Interactive Limited                                                                       03184754
---------------------------------------------------------------------------------- ------------------------------------------
Flextech IVS Limited                                                                               02678882
---------------------------------------------------------------------------------- ------------------------------------------
Flextech Media Holdings Limited                                                                    02678886
---------------------------------------------------------------------------------- ------------------------------------------
Flextech Rights Limited                                                                            02981104
---------------------------------------------------------------------------------- ------------------------------------------
Flextech Television Limited                                                                        02294553
---------------------------------------------------------------------------------- ------------------------------------------


                                       94

================================================================================== ==========================================
                                           (1)                                                        (2)
                                      COMPANY NAME                                              COMPANY NUMBER
---------------------------------------------------------------------------------- ------------------------------------------
Flextech Video Games Limited                                                                       02670821
---------------------------------------------------------------------------------- ------------------------------------------
General Cable Group Limited                                                                         2872852
---------------------------------------------------------------------------------- ------------------------------------------
General Cable Holdings Limited                                                                      2798236
---------------------------------------------------------------------------------- ------------------------------------------
General Cable Limited                                                                               2369824
---------------------------------------------------------------------------------- ------------------------------------------
Imminus Limited                                                                                     1785381
---------------------------------------------------------------------------------- ------------------------------------------
IVS Cable Holdings Limited                                                                           41688
---------------------------------------------------------------------------------- ------------------------------------------
Maidstone Broadcasting                                                                             02721189
---------------------------------------------------------------------------------- ------------------------------------------
Middlesex Cable Limited                                                                             2460325
---------------------------------------------------------------------------------- ------------------------------------------
Sheffield Cable Communications Limited                                                              2465953
---------------------------------------------------------------------------------- ------------------------------------------
Southwestern Bell International Holdings Limited                                                    2378768
---------------------------------------------------------------------------------- ------------------------------------------
Starstream Limited                                                                                 01733724
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Central Lancashire) Limited                                                1737862
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Cotswolds) Limited                                                         1743081
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Dundee & Perth) Limited                                                   SC096816
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Liverpool) Limited                                                         1615567
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (London South) Limited                                                      1697437
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Midlands and North West) Limited                                           2795350
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Midlands) Limited                                                          1882074
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Motherwell) Limited                                                       SC121617
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (North East) Limited                                                        2378214
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (North West) Limited                                                        2321124
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Scotland Holdings) Limited                                                SC150058
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Scotland) Limited                                                          SC80891
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (South East) Limited                                                        2270764
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (South Thames Estuary) Limited                                              2270763
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (South West) Limited                                                        2271287
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (St. Helens & Knowsley) Limited                                             2466599
---------------------------------------------------------------------------------- ------------------------------------------


                                       95

================================================================================== ==========================================
                                           (1)                                                        (2)
                                      COMPANY NAME                                              COMPANY NUMBER
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Tyneside) Limited                                                          2407676
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Wigan) Limited                                                             2451112
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications Cable Limited                                                               2883742
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications Group Limited                                                               2514287
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Communications Holdings Limited                                                            2982404
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Limited                                                                                   03291383
---------------------------------------------------------------------------------- ------------------------------------------
Telewest Parliamentary Holdings Limited                                                             2514316
---------------------------------------------------------------------------------- ------------------------------------------
The Cable Corporation Limited                                                                       2075227
---------------------------------------------------------------------------------- ------------------------------------------
Theseus No. 1 Limited                                                                               2994027
---------------------------------------------------------------------------------- ------------------------------------------
Theseus No. 2 Limited                                                                               2994061
---------------------------------------------------------------------------------- ------------------------------------------
UK Living Limited                                                                                  02802598
---------------------------------------------------------------------------------- ------------------------------------------
United Artists Investments Limited                                                                 02761569
---------------------------------------------------------------------------------- ------------------------------------------
Windsor Television Limited                                                                          1745542
---------------------------------------------------------------------------------- ------------------------------------------
Yorkshire Cable Communications Limited                                                              2490136
---------------------------------------------------------------------------------- ------------------------------------------
The Yorkshire Cable Group Limited                                                                   2782818
---------------------------------------------------------------------------------- ------------------------------------------


                 PART B - THE ORIGINAL NON-CHARGING SUBSIDIARIES

============================================================================ ==========================================
                                           (1)                                                  (2)
                                      COMPANY NAME                                        COMPANY NUMBER
---------------------------------------------------------------------------- ------------------------------------------
Avon Cable Investments Limited                                                               02487110
---------------------------------------------------------------------------- ------------------------------------------
Avon Cable Investments Limited                                                               02487110
---------------------------------------------------------------------------- ------------------------------------------
Barnsley Cable Communications Limited                                                         2466594
---------------------------------------------------------------------------- ------------------------------------------
Bradford Cable Communications Limited                                                         2664803
---------------------------------------------------------------------------- ------------------------------------------
Cable Adnet Limited                                                                           3283202
---------------------------------------------------------------------------- ------------------------------------------
Cable Communications (Telecom) Limited                                                       02423585
---------------------------------------------------------------------------- ------------------------------------------
Cable Communications Limited                                                                 01860121
---------------------------------------------------------------------------- ------------------------------------------
Cable Finance Limited                                                                        FC018511
---------------------------------------------------------------------------- ------------------------------------------
Cable Interactive Limited                                                                    03006851
---------------------------------------------------------------------------- ------------------------------------------
Cable Internet Limited                                                                        3085918
---------------------------------------------------------------------------- ------------------------------------------
Cable on Demand Limited                                                                      03039816
---------------------------------------------------------------------------- ------------------------------------------
Capital City Cablevision Limited                                                              SC80665
---------------------------------------------------------------------------- ------------------------------------------
Central Cable Limited                                                                         3008681
---------------------------------------------------------------------------- ------------------------------------------
Central Cable Sales Limited                                                                   2985669
---------------------------------------------------------------------------- ------------------------------------------
Chariot Collection Services Limited                                                           3155349
---------------------------------------------------------------------------- ------------------------------------------
Continental Shelf 16 Limited                                                                 03005499
---------------------------------------------------------------------------- ------------------------------------------
Crystalvision Productions Limited                                                            01947225
---------------------------------------------------------------------------- ------------------------------------------
Digital Mind Games Limited                                                                   03968752
---------------------------------------------------------------------------- ------------------------------------------
Doncaster Cable Communications Limited                                                        2407940
---------------------------------------------------------------------------- ------------------------------------------
Dundee Cable and Satellite Limited                                                           SC093114
---------------------------------------------------------------------------- ------------------------------------------
Edinburgh Cablevision Limited                                                                SC078895
---------------------------------------------------------------------------- ------------------------------------------
European Business Network Limited                                                             2146363
---------------------------------------------------------------------------- ------------------------------------------
Fastrak Limited                                                                               1804294
---------------------------------------------------------------------------- ------------------------------------------
Flextech (Kindernet Investment) Limited                                                       1260228
---------------------------------------------------------------------------- ------------------------------------------
Flextech Business News Limited                                                               02954531
---------------------------------------------------------------------------- ------------------------------------------
Flextech Distribution Limited                                                                 2678883
---------------------------------------------------------------------------- ------------------------------------------


                                       97

============================================================================ ==========================================
                                           (1)                                                  (2)
                                      COMPANY NAME                                        COMPANY NUMBER
---------------------------------------------------------------------------- ------------------------------------------
Flextech Flexinvest Limited                                                                  01192945
---------------------------------------------------------------------------- ------------------------------------------
Flextech Living Health Limited                                                               03673915
---------------------------------------------------------------------------- ------------------------------------------
Flextech Satellite Investment Limited                                                        02710978
---------------------------------------------------------------------------- ------------------------------------------
General Cable Investments Limited                                                             2885920
---------------------------------------------------------------------------- ------------------------------------------
General Cable Programming Limited                                                             2924232
---------------------------------------------------------------------------- ------------------------------------------
Halifax Cable Communications Limited                                                          2459173
---------------------------------------------------------------------------- ------------------------------------------
Hieronymous Limited                                                                           SC80135
---------------------------------------------------------------------------- ------------------------------------------
Imminus (Ireland) Limited                                                                     267096
---------------------------------------------------------------------------- ------------------------------------------
Lewis Reed Debt Recovery Limited                                                              3008683
---------------------------------------------------------------------------- ------------------------------------------
London Interconnect Limited                                                                  02777628
---------------------------------------------------------------------------- ------------------------------------------
Maidstone Studios Limited                                                                    01471172
---------------------------------------------------------------------------- ------------------------------------------
Mayfair Way Management Limited                                                                2681702
---------------------------------------------------------------------------- ------------------------------------------
Minotaur International Limited                                                               03059563
---------------------------------------------------------------------------- ------------------------------------------
Multimedia Mapping Limited                                                                   03121505
---------------------------------------------------------------------------- ------------------------------------------
Northern Credit Limited                                                                       2743896
---------------------------------------------------------------------------- ------------------------------------------
Perth Cable Television Limited                                                               SC032627
---------------------------------------------------------------------------- ------------------------------------------
Recommend Limited                                                                            03692064
---------------------------------------------------------------------------- ------------------------------------------
Rotherham Cable Communications Limited                                                        2455726
---------------------------------------------------------------------------- ------------------------------------------
Screenshop Limited                                                                           03529106
---------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Cumbernauld) Limited                                                SC121614
---------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Dumbarton) Limited                                                  SC121700
---------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (East Lothian & Fife) Limited                                        SC150057
---------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Falkirk) Limited                                                    SC122481
---------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Fylde & Wyre) Limited                                               02935056
---------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Glenrothes) Limited                                                 SC119523
---------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Internet) Limited                                                   03141035
---------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Nominees) Limited                                                    2318746
---------------------------------------------------------------------------- ------------------------------------------


                                       98

============================================================================ ==========================================
                                           (1)                                                  (2)
                                      COMPANY NAME                                        COMPANY NUMBER
---------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Publications) Limited                                               03860829
---------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Southport) Limited                                                  03085912
---------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Taunton & Bridgwater) Limited                                        3184760
---------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Telford) Limited                                                     2389377
---------------------------------------------------------------------------- ------------------------------------------
Telewest Communications (Worcester) Limited                                                  02475098
---------------------------------------------------------------------------- ------------------------------------------
Telewest Communications Services Limited                                                      2415291
---------------------------------------------------------------------------- ------------------------------------------
Telewest Share Trust Limited                                                                 02472760
---------------------------------------------------------------------------- ------------------------------------------
Telewest Trustees Limited                                                                    03071066
---------------------------------------------------------------------------- ------------------------------------------
Telso Communications Limited                                                                 02067186
---------------------------------------------------------------------------- ------------------------------------------
The Cable Corporation Equipment Limited                                                       2116958
---------------------------------------------------------------------------- ------------------------------------------
The Cable Equipment Store Limited                                                             2693805
---------------------------------------------------------------------------- ------------------------------------------
The North London Channel Limited                                                             02527764
---------------------------------------------------------------------------- ------------------------------------------
The Parliamentary Channel Limited                                                            02670380
---------------------------------------------------------------------------- ------------------------------------------
The Way Ahead Group Limited                                                                  03554468
---------------------------------------------------------------------------- ------------------------------------------
TVS Pension Fund Trustees Limited                                                            01539051
---------------------------------------------------------------------------- ------------------------------------------
TVS Television Limited                                                                       00591652
---------------------------------------------------------------------------- ------------------------------------------
UK Channel Management Limited                                                                03322468
---------------------------------------------------------------------------- ------------------------------------------
UK Gold Broadcasting Limited                                                                  0202650
---------------------------------------------------------------------------- ------------------------------------------
UK Gold Holdings Limited                                                                     03298738
---------------------------------------------------------------------------- ------------------------------------------
UK Programme Distribution Limited                                                            03323782
---------------------------------------------------------------------------- ------------------------------------------
VIS ITV Limited                                                                              04000147
---------------------------------------------------------------------------- ------------------------------------------
Wakefield Cable Communications Limited                                                        2400909
---------------------------------------------------------------------------- ------------------------------------------
West Midlands Credit Limited                                                                  2989858
---------------------------------------------------------------------------- ------------------------------------------
Xrefer.com Limited                                                                           03840990
---------------------------------------------------------------------------- ------------------------------------------
Yorkshire Cable Finance Limited                                                               2993376
---------------------------------------------------------------------------- ------------------------------------------
Yorkshire Cable Limited                                                                      02792601
---------------------------------------------------------------------------- ------------------------------------------
Yorkshire Cable Properties Limited                                                           02951884
---------------------------------------------------------------------------- ------------------------------------------


                                       99

============================================================================ ==========================================
                                           (1)                                                  (2)
                                      COMPANY NAME                                        COMPANY NUMBER
---------------------------------------------------------------------------- ------------------------------------------
Yorkshire Cable Telecom Limited                                                               2743897
---------------------------------------------------------------------------- ------------------------------------------


                   PART C - THE ORIGINAL CHARGING PARTNERSHIPS

=============================================================== ===============================================================
                                  (1)                                                        (2)
                           PARTNERSHIP NAME                                      PRINCIPAL PLACE OF BUSINESS
--------------------------------------------------------------- ---------------------------------------------------------------
Avon Cable Joint Venture                                        700 Waterside Drive
                                                                Aztec West
                                                                Almondsbury
                                                                Bristol BS12 4ST
--------------------------------------------------------------- ---------------------------------------------------------------
Avon Cable Limited Partnership                                  700 Waterside Drive
                                                                Aztec West
                                                                Almondsbury
                                                                Bristol BS12 4ST
--------------------------------------------------------------- ---------------------------------------------------------------
Cotswolds Cable Limited Partnership                             Concord House,
                                                                Staverton Technology Park,
                                                                Staverton,
                                                                Cheltenham,
                                                                Gloucestershire GL51 6TQ
--------------------------------------------------------------- ---------------------------------------------------------------
Edinburgh Cable Limited Partnership                             1 South Gyle Crescent Lane
                                                                Edinburgh EH2 9EG
--------------------------------------------------------------- ---------------------------------------------------------------
Estuaries Cable Limited Partnership                             Communications House, Scimitar Park,
                                                                Courtauld Park,
                                                                Basildon,
                                                                Essex SS1 1ND
--------------------------------------------------------------- ---------------------------------------------------------------
London South Cable Partnership                                  Communications Centre
                                                                5 Factory Lane
                                                                Croydon
                                                                Surrey
--------------------------------------------------------------- ---------------------------------------------------------------
TCI/US WEST Cable Communications Group                          Genesis Business Park,
                                                                Albert Drive,
                                                                Woking,
                                                                Surrey GU21 5RW
--------------------------------------------------------------- ---------------------------------------------------------------
Telewest Communications (London South) Joint Venture            Communications Centre
                                                                5 Factory Lane
                                                                Croydon
                                                                Surrey
--------------------------------------------------------------- ---------------------------------------------------------------
Telewest Communications (Cotswolds) Venture                     Network Centre
                                                                Staverton Technology Park
                                                                Staverton
                                                                Cheltenham
                                                                Gloucestershire  GL51 6TQ
--------------------------------------------------------------- ---------------------------------------------------------------


                                      101

=============================================================== ===============================================================
                                  (1)                                                        (2)
                           PARTNERSHIP NAME                                      PRINCIPAL PLACE OF BUSINESS
--------------------------------------------------------------- ---------------------------------------------------------------
Telewest Communications (North East) Partnership                Communications House,
                                                                1 Duke's Way West,
                                                                Team Valley,
                                                                Gateshead,
                                                                County Durham NE11 6EG
--------------------------------------------------------------- ---------------------------------------------------------------
Telewest Communications (Scotland) Venture                      1 South Gyle Crescent Lane
                                                                Edinburgh EH2 9EG
--------------------------------------------------------------- ---------------------------------------------------------------
Telewest Communications (South East) Partnership                Communications House,
                                                                Scimitar Park,
                                                                Courtauld Park,
                                                                Basildon,
                                                                Essex SS1 1ND
--------------------------------------------------------------- ---------------------------------------------------------------
Tyneside Cable Limited Partnership                              Communications House,
                                                                1 Duke's Way West,
                                                                Team Valley,
                                                                Gateshead,
                                                                County Durham NE11 6EG
--------------------------------------------------------------- ---------------------------------------------------------------
United Cable (London South) Limited Partnership                 Communications Centre
                                                                5 Factory Lane
                                                                Croydon
                                                                Surrey
=============================================================== ===============================================================


                           PART D - THE LEAD ARRANGERS

============================================================ =================================================================
                                  (1)                                                        (2)
                           PARTNERSHIP NAME                                      PRINCIPAL PLACE OF BUSINESS
------------------------------------------------------------ -----------------------------------------------------------------
Bank of America International Limited                        1 Alie Street, London E1 8DE
------------------------------------------------------------ -----------------------------------------------------------------

Barclays Capital                                             5 The North Colonnade, Canary Wharf, London E14 4BB
------------------------------------------------------------ -----------------------------------------------------------------

Bayerische Hypo-und Vereinsbank AG                           Vintners Place, 68 Upper Thames Street, London EC4V 3BJ
------------------------------------------------------------ -----------------------------------------------------------------

BNY Markets Limited                                          One Canada Square, London E14 5AL
------------------------------------------------------------ -----------------------------------------------------------------

CIBC World Markets Plc                                       Cottons Centre, Cottons Lane, London SE1 2QL
------------------------------------------------------------ -----------------------------------------------------------------

Credit Suisse First Boston                                   1-5 Cabot Square, London E14 4QR
------------------------------------------------------------ -----------------------------------------------------------------

Deutsche Bank AG, London                                     Winchester House, 1 Great Winchester Street, London EC2N 2DB
------------------------------------------------------------ -----------------------------------------------------------------

Fortis Bank S.A./N.V.                                        Camomile Court, 23 Camomile Street, London EC3A 7PP
------------------------------------------------------------ -----------------------------------------------------------------

J.P. Morgan Plc                                              125 London Wall, London EC2Y 5AJ
------------------------------------------------------------ -----------------------------------------------------------------

The Royal Bank of Scotland plc                               Corporate  and  Institutional   Banking  (Technology,   Media  &
                                                             Telecom) 8th Floor, 135 Bishopsgate, London EC2M 3UR
------------------------------------------------------------ -----------------------------------------------------------------

Salomon Brothers International Limited                       33 Canada Square, Canary Wharf, London E14 5LB
------------------------------------------------------------ -----------------------------------------------------------------

TD Bank Europe Limited                                       Triton Court, 14/18 Finsbury Square, London EC2A 1DB
------------------------------------------------------------ -----------------------------------------------------------------

The Fuji Bank, Limited                                       Riverplate House, 7-11 Finsbury Circus, London EC2M 7DN
------------------------------------------------------------ -----------------------------------------------------------------

Westdeutsche Landesbank Girozentrale                         51 Moorgate, London EC2R 6AE
============================================================ =================================================================


                   PART E - THE LENDERS AND THEIR COMMITMENTS

---------------------------------------------- ------------- ------------------- --------------- ----------- ----------- -----------
      NAME, ADDRESS AND CONTACT DETAILS          COLUMN 1         COLUMN 2           COLUMN 3     COLUMN 4    COLUMN 5    COLUMN 6
                                                FACILITY A       FACILITY B         FACILITY C   FACILITY D1 FACILITY D2 FACILITY D3
                                                COMMITMENT       COMMITMENT         COMMITMENT   COMMITMENT  COMMITMENT  COMMITMENT
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
Abbey National         Abbey House               6,250,000       18,750,000             Nil          Nil         Nil         Nil
Treasury Services plc  Baker Street
                       London NW1 6XL

                       Contact: Han Nong

---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
Banca Commerciale      90 Queen Street           6,250,000       18,750,000             Nil          Nil         Nil         Nil
Italiana S.p.A. -      London
London Branch          EC4N 1SA

                       Contact: Alessia Picci
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
Bankgesellschaft       1 Crown Court             8,750,000       26,250,000             Nil          Nil         Nil         Nil
Berlin AG, London      Cheapside
                       London EC2V 6LR

                       Contact:
                       Ben Rosenberger /
                       Gabriela Sarafjan
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
Bank of America, N.A.  1 Alie Street, London   27,767,857.14   83,303,571.43            Nil          Nil         Nil         Nil
                       E1 8DE

                       Contact: Richard Woods
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
The Bank of New York   One Canada Square,      27,767,857.14   83,303,571.43            Nil          Nil         Nil         Nil
                       London E14 5AL

                       Contact:
                       Cilla Housego, Loans
                       Administration
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
Barclays Bank PLC      5 The North             27,767,857.14   58,303,571.43       25,000,000.00     Nil         Nil         Nil
                       Colonnade, Canary
                       Wharf, London E14 4BB

                       Contact:  Ian Stewart
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
Bayerische             Bavaria House            12,500,000       37,500,000             Nil          Nil         Nil         Nil
Landesbank             13/14 Appold Street
Girozentrale, London   London EC2A 2NB
Branch
                       Contact: David
                       Mellotte
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
Bayerische Hypo-und    Vintners Place          27,767,857.14   83,303,571.43            Nil          Nil         Nil         Nil
Vereinsbank AG         68 Upper Thames Street
                       London EC4V 3BJ

                       Contact:  Martin Self
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
The Chase Manhattan    125 London Wall,        27,767,857.14   83,303,571.43            Nil          Nil         Nil         Nil
Bank                   London EC2Y 5AJ

                       Contact:  Stephen
                       Murford/Steve Clarke
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------


                                      104

---------------------------------------------- ------------- ------------------- --------------- ----------- ----------- -----------
      NAME, ADDRESS AND CONTACT DETAILS          COLUMN 1         COLUMN 2           COLUMN 3     COLUMN 4    COLUMN 5    COLUMN 6
                                                FACILITY A       FACILITY B         FACILITY C   FACILITY D1 FACILITY D2 FACILITY D3
                                                COMMITMENT       COMMITMENT         COMMITMENT   COMMITMENT  COMMITMENT  COMMITMENT
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
CIBC World Markets     Cottons Centre,         27,767,857.14   83,303,571.43            Nil          Nil         Nil         Nil
Plc                    Cottons Lane, London
                       SE1 2QL

                       Contact: Supervisor,
                       Corporate Lending
                       Middle Office
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
Citibank, N.A.         33 Canada Square,       27,767,857.14   83,303,571.43            Nil          Nil         Nil         Nil
                       Canary Wharf, London
                       E14 5LB

                       Contact: Graham
                       Thrower/Paul House
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
Credit Suisse First    1-5 Cabot Square,       27,767,857.14   83,303,571.43            Nil          Nil         Nil         Nil
Boston                 London E14 4QR

                       Contact:  Team 1/Loan
                       Services
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
Deutsche Bank AG,      Winchester House, 1     27,767,857.14   83,303,571.43            Nil          Nil         Nil         Nil
London                 Great Winchester
                       Street, London EC2N
                       2DB

                       Contact:  N J
                       Whelan/Elizabeth
                       Keegan
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
Dresdner Bank AG       Riverbank House          18,750,000       56,250,000             Nil          Nil         Nil         Nil
London Branch          2 Swan Lane
                       London
                       EC4R 3UY

                       Contact:  Philip
                       McDonald/Aidan O'Byrne
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
Fleet National Bank    39 Victoria Street        3,750,000       11,250,000             Nil          Nil         Nil         Nil
                       London SW1H 0ED

                       Contact: Lisa
                       Verdigi/Julie Onions
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
Fortis Bank S.A./N.V.  Camomile Court, 23      27,767,857.14   83,303,571.43            Nil          Nil         Nil         Nil
                       Camomile Street,
                       London EC3A 7PP

                       Contact:
                       Wayne Robertson
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
General Electric       120 Long Ridge Road       8,750,000       26,250,000             Nil          Nil         Nil         Nil
Capital Corporation    Stamford
                       CT 06927

                       Contact: Miguel
                       Torress
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
ING Bank N.V. London   60 London Wall            6,250,000       18,750,000             Nil         `Nil         Nil         Nil
Branch                 London
                       EC2M 5TQ

                       Contact: Samantha
                       McKenzie
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------


                                      105

---------------------------------------------- ------------- ------------------- --------------- ----------- ----------- -----------
      NAME, ADDRESS AND CONTACT DETAILS          COLUMN 1         COLUMN 2           COLUMN 3     COLUMN 4    COLUMN 5    COLUMN 6
                                                FACILITY A       FACILITY B         FACILITY C   FACILITY D1 FACILITY D2 FACILITY D3
                                                COMMITMENT       COMMITMENT         COMMITMENT   COMMITMENT  COMMITMENT  COMMITMENT
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
Merrill Lynch          4 World Financial        12,500,000       37,500,000             Nil          Nil         Nil         Nil
Capital Corporation    Centre
                       7th Floor
                       New York
                       NY 10080

                       Contact: Eve Larn/
                       Mark Campbell
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
National Westminster   Corporate &                  Nil             Nil       (pound)10,000,000      Nil         Nil         Nil
Bank plc               Institutional Banking
                       (Technology, Media &
                       Telecom)
                       8th Floor
                       135 Bishopsgate
                       London EC2M 3UR

                       Contact: David Ellis
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
The Royal Bank of      Corporate &             27,767,857.14   58,303,571.43  (pound)15,000,000      Nil         Nil         Nil
Scotland plc           Institutional Banking
                       (Technology, Media &
                       Telecom)
                       8th Floor
                       135 Bishopsgate
                       London EC2M 3UR

                       Contact: David Ellis
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
Scotiabank Europe plc  Scotia House              6,250,000       18,750,000             Nil          Nil         Nil         Nil
                       33 Finsbury Square
                       London
                       EC2A 1BB

                       Contact:  Joanne
                       Coombs/Stephen Caller
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
Skandinaviska          Kungstradgards-gatan 8    6,250,000       18,750,000             Nil          Nil         Nil         Nil
Enskilda Banken        106-40 Stockholm
(Publ)                 Sweden

                       Contact:
                       Peter Bergengren
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
The Governor and       Project & Specialised    15,000,000       45,000,000             Nil          Nil         Nil         Nil
Company of The Bank    Industries Finance
of Scotland            Orchard Brae House
                       Level 2
                       30 Queensferry Road
                       Edinburgh EH4 2UG

                       Contact:
                       Alan Hogarth
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
The Fuji Bank,         Riverplate House,       27,767,857.14   83,303,571.43            Nil          Nil         Nil         Nil
Limited                7-11 Finsbury Circus,
                       London EC2M 7DN

                       Contact:  Richard
                       Miscock
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
The Toronto-           Triton Court, 14/18     27,767,857.14   83,303,571.43            Nil          Nil         Nil         Nil
Dominion Bank          Finsbury Square,
                       London EC2A 1DB

                       Contact:  Denise Payne
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------


                                      106

---------------------------------------------- ------------- ------------------- --------------- ----------- ----------- -----------
      NAME, ADDRESS AND CONTACT DETAILS          COLUMN 1         COLUMN 2           COLUMN 3     COLUMN 4    COLUMN 5    COLUMN 6
                                                FACILITY A       FACILITY B         FACILITY C   FACILITY D1 FACILITY D2 FACILITY D3
                                                COMMITMENT       COMMITMENT         COMMITMENT   COMMITMENT  COMMITMENT  COMMITMENT
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
Westdeutsche           51 Moorgate, London     27,767,857.14   83,303,571.43            Nil          Nil         Nil         Nil
Landesbank             EC2R 6AE
Girozentrale
                       Contact: Carly
                       Baker/Michelle
                       Phillips
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------
                                                                                                 (pound)0    (pound)0     (pound)0
                                               ------------- ------------------  ---------------

                                           (pound)500,000,000 (pound)1,450,000,000 (pound)50,000,000
---------------------- ----------------------- ------------- ------------------- --------------- ----------- ----------- -----------

                                   SCHEDULE 2
             PART A - FORM OF DRAWDOWN NOTICE - FACILITY B ADVANCES


To:        CIBC World Markets plc
           Cottons Centre
           Cottons Lane
           London SE1 2QL

Attention:           Supervisor, Corporate Lending Middle Office         [Date]

LOAN AGREEMENT DATED O, 2001 FOR CREDIT FACILITIES OF (POUND)2,000,000,000 TOGETHER WITH AN INSTITUTIONAL FACILITY OF UP TO (POUND)250,000,000 (AS FROM TIME TO TIME AMENDED, VARIED, EXTENDED, RESTATED OR REPLACED, THE "LOAN AGREEMENT")

1 We refer to the above Loan Agreement and hereby give you notice that we wish to draw a Facility B Advance of (pound)[ ] ON [ ] and select a Term for such Facility B Advance of [ ] month[s]. The funds should be credited to [NAME AND NUMBER OF ACCOUNT] with [BANK IN LONDON].

2        We confirm that:

         (a) no event or circumstance has occurred and is continuing which constitutes a Default;

         (b) the representations and warranties referred to in clause 10.3 deemed to be made by the Borrower pursuant to such clause are (subject as provided therein) true and correct at the date hereof as if each was made with respect to the facts and circumstances existing at the date hereof; and

         (c) the borrowing to be effected by such Facility B Advance will be within our powers, has been validly authorised by appropriate action and will not cause any limit on our borrowings (whether imposed by statute, regulation, agreement or otherwise) to be exceeded.

3 We confirm that Consolidated Annualised TCN Group Net Operating Cash Flow in the most recently delivered Quarterly Management Accounts was (pound)[ ] and on the date hereof Total TCN Group Senior Debt is (pound)[ ].

4 We further confirm that the ratio of the Total TCN Group Senior Debt on the date hereof (including, for these purposes, the amount of the Advance the subject of this notice) to Consolidated Annualised TCN Group Net Operating Cash Flow as calculated from the most recently delivered Quarterly Management Accounts delivered to the Agent under this Agreement was [ ].

Words and expressions defined in the Loan Agreement shall have the same meanings where used herein.

                              For and on behalf of
                     TELEWEST COMMUNICATIONS NETWORK LIMITED


               ..................................................

                               Authorised Officer

                                     PART B
               FORM OF DRAWDOWN NOTICE - FACILITY A AND D ADVANCES


To:        CIBC World Markets plc
           Cottons Centre
           Cottons Lane
           London SE1 2QL

Attention:           Supervisor, Corporate Lending Middle Office        [Date]
and To:              Canadian Imperial Bank of Commerce*

LOAN AGREEMENT DATED O, 2001 FOR CREDIT FACILITIES OF (POUND)2,000,000,000 TOGETHER WITH AN INSTITUTIONAL FACILITY OF UP TO (POUND)250,000,000 (AS FROM TIME TO TIME AMENDED, VARIED, EXTENDED, RESTATED OR REPLACED, THE "LOAN AGREEMENT")

1. We refer to the above Loan Agreement and hereby give you notice that we wish to draw a [Facility A Advance] [Facility D Advance] in [Sterling] [Dollars] [euro] of [(pound)o] [(euro)o] [$o].

2.       We confirm that:

         (i) no event or circumstance has occurred and is continuing which constitutes a Default;

         (ii) the representations and warranties referred to in clause 10.3 deemed to be made by the Borrower pursuant to such clause are (subject as provided therein) true and correct at the date hereof as if each was made with respect to the facts and circumstances existing at the date hereof; and

         (iii) the borrowing to be effected by such [Facility A Advance] [Facility D Advance] will be within our powers, has been validly authorised by appropriate action and will not cause any limit on our borrowings (whether imposed by statute, regulation, agreement or otherwise) to be exceeded.

3. We confirm that Consolidated Annualised TCN Group Net Operating Cash Flow in the most recently delivered Quarterly Management Accounts was (pound)[ ] and on the date hereof Total TCN Group Senior Debt is (pound)[ ].

4. We further confirm that the ratio of the Total TCN Group Senior Debt on the date hereof (including, for these purposes, the amount of the Advance the subject of this notice) to Consolidated Annualised TCN Group Net Operating Cash Flow as calculated from the most recently delivered Quarterly Management Accounts delivered to the Agent under this Agreement was [ ].



Words and expressions defined in the Loan Agreement shall have the same meanings where used herein.

                              For and on behalf of
                               [NAME OF BORROWER]


               ..................................................

                               Authorised Officer

                                     PART C
                             FORM OF ROLLOVER NOTICE


To:        CIBC World Markets plc
           Cottons Centre
           Cottons Lane
           London SE1 2QL

Attention:           Supervisor, Corporate Lending Middle Office         [Date]

LOAN AGREEMENT DATED O 2001 FOR CREDIT FACILITIES OF (POUND)2,000,000,000 TOGETHER WITH AN INSTITUTIONAL FACILITY OF UP TO (POUND)250,000,000 (AS FROM TIME AMENDED, VARIED, EXTENDED, RESTATED OR REPLACED, THE "LOAN AGREEMENT")

We refer to the above Loan Agreement and hereby give you notice that we wish to draw a Facility B Advance of (pound)[ ] ON [ ] and select a Term for such Facility B Advance of [ ] months. The funds should be applied in repayment [in part] of the Facility B Advance of (pound)[ ] which falls due to be repaid on the same day in accordance with clause 4.8 of the LOAN Agreement.

Words and expressions defined in the Loan Agreement shall have the same meanings when used herein.

                              For and on behalf of
                    TELEWEST COMMUNICATIONS NETWORKS LIMITED




                           ...........................

                               Authorised Officer

                                   SCHEDULE 3

    PART A - DOCUMENTS AND EVIDENCE REQUIRED AS CONDITIONS PRECEDENT TO FIRST
                                    DRAWDOWN


1 Copies, certified as true, complete and up-to-date copies by an Authorised Officer of TCN, of the Certificate of Incorporation, the Memorandum and Articles of Association of TCN.

2 Copies, certified as true, complete and up-to-date copies by an Authorised Officer, of (i) the Certificate of Incorporation, Memorandum and Articles of Association (or equivalent constitutional documents) of Telewest, the US Borrower, each Joint Venture and of each Original Charging Subsidiary and the Partnership Agreement of each Original Charging Partnership and (ii) resolutions of the members of each Original Charging Subsidiary whose Articles of Association need to be amended to include an Article restricting the right of the directors to refuse to register transfers of shares.

3 Certificates of valid existence by the appropriate State in relation to each of the Original Charging Partnerships that is a limited partnership and is organised under the laws of one of the states of the United States of America and the US Borrower.

4 A copy, certified as a true copy by an Authorised Officer of TCN, of resolutions of the Board of Directors of TCN evidencing approval of this Agreement and any Security Document to which it is a party and authorising its appropriate officers to execute and deliver this Agreement, each Security Document to which it is a party and to give all notices (including drawdown notices) and take all other action required by TCN under this Agreement, the Ancillary Facilities Letters and each Security Document to which it is a party.

5 A copy, certified as a true copy by an Authorised Officer of Telewest, of resolutions of the Board of Directors of Telewest evidencing approval of the Share Charge, the Deed of Subordination, the Telewest Loan Assignment and authorising its appropriate officers to execute and deliver such documents and to give all notices and to take all action required by Telewest under the Share Charge, the Deed of Subordination and the Telewest Loan Assignment.

6 A copy, certified as a true copy by an Authorised Officer of TCN, of resolutions of the Board of Directors of the US Borrower, each Original Charging Subsidiary and the BBC Joint Venture and a copy, certified as a true copy by an Authorised Officer of TCN, of resolutions of the Partners of each Original Charging Partnership evidencing:

         (a) approval of this Agreement and any Security Document to which it is a party;

         (b) authorising its appropriate officers to execute and deliver this Agreement and the Security Documents to which it is a party; and

         (c) to give all notices and take all other action required by each such Original Charging Subsidiary or, as the case may be, such Original Charging Partnership under this Agreement and each Security Document to which it is a party together with a copy of the resolutions of the authorised representative of each General Partner of each Charging Partnership evidencing approval of this Agreement and any Security Document to which it is a party (certified as a true copy by a responsible officer of such General Partner and certifying as to the authority of such authorised representative) and in the case of also Cable London and its Subsidiaries and Filegale Limited and Imminus Limited a copy of all board resolutions, shareholder written resolutions, declarations and other documents required to ensure compliance with sections 151-158 of the Companies Act 1985 including the necessary auditor's reports addressed to the directors Cable London and its Subsidiaries and Filegale Limited and Imminus Limited together with a letter from TCN confirming they will register the relevant documents at Companies House and a copy of the letter from KPMG Audit Plc to the Lenders in the agreed form.

7 Specimen signatures, authenticated by the relevant Authorised Officer, of the persons authorised in the resolutions of the Board of Directors or Partners referred to in paragraphs 4, 5 and 6 above.

8 Certificate of the Assistant Secretary of TINTA evidencing authority of its relevant officers to sign the TINTA Intercreditor Deed, together with specimen signatures of such persons duly authorised.

9 Copies, certified as true copies by the relevant Authorised Officer of Telewest as agents for receipt of service of process referred to in this Agreement and/or the Security Documents of acknowledgement of its appointment as such.

10 The Deed of Subordination, the Share Charge and the Telewest Loan Assignment having been duly executed and delivered by Telewest.

11 The Security Documents (other than those referred to in Schedule 3 part B and paragraph 10 above and paragraph 20 below) having been duly executed and delivered by all parties thereto (other than the Finance Parties).

12 The Intercompany Loan Agreement having been duly executed and delivered by TCN and the US Borrower.

13 An opinion of Norton Rose, solicitors to the Agent, dated no earlier than 15 days prior to the date of this Agreement.

14 Opinions of (i) legal counsel to the Agent in the jurisdiction of incorporation or formation of each Original Charging Subsidiary and each Original Charging Partnership (to the extent not incorporated or formed in England and Wales); and (ii) legal counsel to TCN in the jurisdiction of incorporation of the US Borrower and each Original Charging Partnership (to the extent not incorporated or formed in England and Wales), in each case dated no earlier than 15 days prior to the date hereof.

15 A letter, addressed to the UK Agent and the Lenders, from KPMG Audit Plc stating that in KPMG Audit Plc's opinion the financial projections and underlying accounting assumptions of the Initial Long Range Plan delivered to the Lead Arrangers prior to the date of this Agreement are reasonable.

16 A copy of the Annual Budget of the TCN Group for the period commencing on 1 January 2001 and ending on 31 December 2001.

17 A copy, certified as a true copy by an Authorised Officer of TCN, of the Quarterly Management Accounts of the TCN Group in respect of the Quarterly Period ending on 31 December 2000.

18 A copy, certified as a true copy by an Authorised Officer of TCN, of the Initial Long Range Plan and the group structure chart as at the first Drawdown Date.

19 A letter from an Authorised Officer of Telewest confirming that as of the first Drawdown Date any borrowing limit set out in Telewest's Articles of Association will not be exceeded by the borrowing by TCN of all the Commitments.

20 A Pledge and Security Agreement with respect to each of the Original Charging Partnerships organised under the laws of one of the states of the United States of America in each case duly executed and delivered by each and every of the partners in such Original Charging Partnership.

21 Confirmation from an Authorised Officer of Telewest that neither Telewest nor the Telewest Group is in default under any existing financing arrangements including the Agreed Securities.

22 A UCC-1 financing statement executed by each of the partners in each of the Original Charging Partnerships that is organised under the laws of one of the states of the United States of America with respect to their respective pledges under the Pledge and Security Agreements and a UCC-1 financing statement in relation to the US Borrower's charges under the Debenture duly executed.

23 Copies, certified as true copies by an Authorised Officer of TCN, of those Encumbrances detailed in schedule 8 and underlying loan documentation, together with a notice to each party secured by an existing Encumbrance, such notice to be in a form agreed between TCN and the UK Agent, and any acknowledgements of such notices which TCN has, using its reasonable endeavours, been able to procure.

24 Copies, certified as true copies by an Authorised Officer of Telewest, of the Agreed Cash Management Loans which have been entered into as at the date of this Agreement and all other agreements which evidence the "Telewest Loans" (as defined in the Telewest Loan Assignment).

25 Confirmation from the Company Secretary of TCN that there are no outstanding Encumbrances and there is no outstanding Borrowed Money of TCN Entities other than Permitted Encumbrances and Permitted Borrowings.

26 All share certificates and all other documents of title representing 100% of the issued share capital of TCN, the US Borrower (to be kept in New York) and each Original Charging Subsidiary (other than Telewest Communications (Scotland Holdings) Limited) and each Joint Venture together with share transfer forms executed in blank to enable the Security Trustee or its nominees to become registered as the owner of the same.

27       All stock certificates in respect of the JV Loan Stock.

28 Deeds of release in relation to each Encumbrance created by a member of the TCN Group in connection with the Existing Facilities executed in escrow and to become effective upon the making of the first Advance or Utilisation hereunder.

29 Share transfer forms executed by (i) CIBC International Trust Limited in relation to each Encumbrance over shares created by an Original Charging Subsidiary incorporated in Scotland in connection with the TCN Loan Agreement and (ii) each shareholder of each Original Charging Subsidiary incorporated in Scotland (other than Telewest Limited in respect of the shares of Telewest Communications (Scotland Holdings) Limited, in connection with the Facilities in favour of the Security Trustee, together with all statutory declarations required in relation to the TCN Group Restructuring.

30 A copy certified as a true copy by an Authorised Officer of TCN, of each of:

         (a)      the Barclays Loan Agreements;

         (b)      the Lease Documents.

31 Ancillary Facilities Letters duly executed by TCN and each Facility C Lender together with confirmation that the same have been unconditional in all respects (save for any condition which relates solely to this Agreement becoming unconditional);

32 A certificate of the Flextech Agent as to the Flextech Outstandings and a certificate of the TCN Agent as to the TCN Outstandings.

33 All notices and acknowledgements required to be delivered under the Debenture, duly executed by the relevant TCN Entity.

34 A collateral account security assignment having been duly executed and delivered by The Yorkshire Cable Group Limited in favour of Robert Fleming Leasing (Number 4) Limited together with all notices and assignments required thereunder.

                                   SCHEDULE 3

        PART B - DOCUMENTS AND EVIDENCE REQUIRED AS CONDITIONS SUBSEQUENT



1 Share transfer forms executed by Telewest Limited in respect of the shares of Telewest Communications (Scotland Holdings) Limited in favour of the Security Trustee.

2 A first ranking Scottish law share pledge duly executed and delivered by Telewest Limited over the shares of Telewest Communications (Scotland Holdings) Limited in favour of the Security Trustee (the "TCSHL PLEDGE").

3 An opinion of legal counsel to the Agent in Scotland in relation to the TCSHL Pledge.

                                   SCHEDULE 4
                         CALCULATION OF ADDITIONAL COST


1 The Additional Cost shall be calculated by the Agent in respect of each period for which it falls to be calculated in accordance with the following formulae:

      In relation to each amount in Sterling:

               CL+S(L-Z)+0.01F
               --------------- = per cent.per annum
                  100-(C+S)
                 0.01F
               Y------ = per cent.per annum
                 100

      In relation to each other amount:


      Where:

      C    =      The amount required to be held as a non-interest bearing cash ratio deposit with the Bank of England expressed as a percentage of an eligible institution's eligible liabilities
                  (above any stated minimum).

      F    =      The amount of Sterling per (pound)1,000,000 of the fee base of an authorised institution payable to the FinaNCIAL Services
                  Authority per annum (disregarding any minimum fee payable under the Fees Regulations).

      L    =      The rate of interest per annum at which Sterling deposits are offered by the Agent to leading banks in the London Interbank
                  Market at or about 11.00 a.m. on the date of calculation for a period comparable to the period for which the Additional Cost is to be calculated.

      S    =      The amount required to be placed as special deposits with the
                  Bank of England, expressed as a percentage of an eligible institution's eligible liabilities (above any stated minimum).

      Y    =      The fraction of foreign currency liabilities taken into
                  account under the Fees Regulations in calculating the fee base
                  (disregarding any offset for claims on non-resident offices).

      Z    =      The lower of L and the rate of interest per annum paid by the
                  Bank of England on special deposits at or about 11.00 a.m. on the date of calculation.

2        For the purposes of calculating the Additional Cost:

                  (i) C, L, S and Z are included in the formula as numbers and not as percentages, e.g. if C = 0.15 per cent. and L = 7 per cent. CL is calculated as 0.15 x 7;

                  (ii) the formula is applied on the first day of each period for which it falls to be calculated (and the result shall apply for the duration of such period);

                  (iii) each amount is rounded up to the nearest four decimal places; and

                  (iv) if the formula produces a negative percentage, the percentage shall be taken as zero.

3 If alternative or additional financial requirements are imposed by the Bank of England, the Financial Services Authority or any other United Kingdom governmental authority or agency which in the Agent's opinion

         (after consultation with the Banks) make the formulae (or either of them) no longer appropriate, the Agent shall be entitled by notice to the Original Borrower to stipulate such other formulae as shall be suitable to apply in substitution for the formulae. Any such other formulae so stipulated shall take effect in accordance with the terms of such notice.

4        In this schedule 4:

         "AUTHORISED" and "INSTITUTION" have the meanings given to those terms in the Banking Act 1987;

         "BANK OF ENGLAND ACT" means the Bank of England Act 1998;

         "ELIGIBLE INSTITUTION" has the meaning given to that term in schedule 2 to the Bank of England Act;

         "ELIGIBLE LIABILITIES" has the meaning given to that term in the Cash Ratio Deposits (Eligible Liabilities) Order 1998 or the applicable substitute order made under the Bank of England Act as is in force on the date of application of the formulae;

         "FEE BASE" has the meaning given to that term in the Fees Regulations;

         "FEES REGULATIONS" means the Banking Supervision (Fees) Regulations 2000 or the applicable substitute regulations made under the Bank of England Act as are in force on the date of application of the formulae; and

         "SPECIAL DEPOSITS" has the meaning given to that term by the Bank of England on the date of application of the formulae.

                                   SCHEDULE 5
                        FORM OF SUBSTITUTION CERTIFICATE

NB: CONSENT OF SHEARMAN AND HOWARD MUST BE OBTAINED BEFORE SUBSTITUTE CAN RELY ON THEIR OPINION

LENDERS ARE ADVISED NOT TO EMPLOY SUBSTITUTION CERTIFICATES OR OTHERWISE TO ASSIGN OR TRANSFER INTERESTS IN THE AGREEMENT WITHOUT FIRST ENSURING THAT THE TRANSACTION COMPLIES WITH ALL APPLICABLE LAWS AND REGULATIONS, INCLUDING THE FINANCIAL SERVICES ACT 1986 AND REGULATIONS MADE THEREUNDER.

[To:       CIBC World Markets plc
           Cottons Centre
           Cottons Lane
           London SE1 2QL]

[To:       Canadian Imperial Bank of Commerce
[Address]
[in respect of D1 Advances only]]

Attention: Supervisor, Corporate Lending Middle Office
                                                                          [Date]

SUBSTITUTION CERTIFICATE


This Substitution Certificate relates to a Loan Agreement (as from time to time amended, varied, extended, restated or replaced (the "AGREEMENT") dated o 2001 between Telewest Communications Networks Limited as Facility A Borrower (1), Telewest Communications Networks Limited as Facility B Borrower (2), Telewest Communications Networks Limited as Facility C Borrower (3), Telewest Communications Networks Limited and Telewest Finance Corporation as Facility D Borrowers (4), the Subsidiaries of Telewest Communications Networks Limited whose respective names and registered numbers are set out in part B of schedule 1 thereto, (5), the Associated Partnerships whose respective names and principal places of business are set out in part C of schedule 1 thereto (6), the banks and financial institutions whose respective names and addresses are set out in part D of schedule 1 thereto as Lead Arrangers (7), the banks and financial institutions whose respective names and addresses are set out in part E of schedule 1 thereto as Lenders (8), the Agents (9) and the Security Trustee (10). Terms defined in the Agreement shall have the same meaning in this Substitution Certificate.

1 [Existing Lender] (the "EXISTING LENDER") (a) confirms the accuracy of the summary of its participation in the Agreement to be novated set out in the schedule hereto; and (b) requests [Substitute Lender] (the "SUBSTITUTE") to accept by way of novation the portion of such participation specified in the schedule hereto by countersigning and delivering this Substitution Certificate to the Agent at its address for the service of notices specified in the Agreement.

2 The Substitute hereby requests the Agent (on behalf of itself and the other parties to the Agreement and the Intercreditor Deed) to accept this Substitution Certificate as being delivered to the Agent pursuant to and for the purposes of clause 18.3 of the Agreement, so as to take effect in accordance with the respective terms thereof on [date of transfer] (the "EFFECTIVE DATE") or on such later date as may be determined in accordance with the terms thereof.

3 The Agent (on behalf of itself and the other parties to this Agreement and the Intercreditor Deed) confirms the novation effected by this Substitution Certificate pursuant to and for the purposes of clause
         18.3 of the Agreement so as to take effect in accordance with the terms thereof.

4        The Substitute confirms:

         (a) that it has received a copy of the Agreement, the Security Documents and all other documentation and information required by it in connection with the transactions contemplated by this Substitution Certificate;

         (b) that it has made and will continue to make its own assessment of the validity, enforceability and sufficiency of this Agreement and the Security Documents and the Substitution Certificate and has not relied and will not rely on the Existing Lender, any Arranger, the Security Trustee, any other Lender or any Agent or any statements made by any of them in that respect;

         (c) that it has made and will continue to make its own credit assessment of each Borrower, each other TCN Entity and Telewest and has not relied and will not rely on the Existing Lender, any Arranger, the Security Trustee, any other Lender or any statements made by any of them in that respect;

         (d) accordingly, none of the Existing Lender, any Arranger, the Security Trustee, any other Lender or any Agent shall have any liability or responsibility to the Substitute in respect of any of the foregoing matters; and

         (e) [in the case of a Facility D Lender only] that it wishes to receive details of each notice, certificate or other document and copies of the financial information referred to in clause
                  19.5.1 of the Agreement [other than o].

5 Execution of this Substitution Certificate by the Substitute constitutes its representation to the Existing Lender and all other parties to the Agreement and the Intercreditor Deed that it has power to become party to the Agreement and the Intercreditor Deed as a Lender on the terms herein and therein set out and has taken all necessary steps to authorise execution and delivery of this Substitution Certificate.

6 The Existing Lender makes no representation or warranty and assumes no responsibility with respect to the legality, validity, effectiveness, adequacy or enforceability of the Agreement or the Security Documents or any document relating thereto and assumes no responsibility for the financial condition of each Borrower, each other TCN Entity and Telewest or any other party to the Agreement or the Security Documents or for the performance and observance by each Borrower, each other TCN Entity and Telewest or any other such party of any of its obligations under the Agreement or the Security Documents or any document relating thereto and any and all such conditions and warranties, whether express or implied by law or otherwise, are hereby excluded.

7 The Substitute hereby undertakes to the Existing Lender, each Borrower, the other TCN Entities, the Lead Arrangers, the Security Trustee, the other Lenders and the Agents that it will perform in accordance with their terms all those obligations which by the respective terms of the Agreement and the Security Documents will be assumed by it after acceptance of this Substitution Certificate by the Agent.

8 This Substitution Certificate and the rights and obligations of the parties hereunder are governed by and shall be construed in accordance with English law.

NOTE: This Substitution Certificate is not a security, bond, note, debenture, investment or similar instrument.

AS WITNESS the hands of the authorised signatories of the parties hereto on the date appearing below.

                                  THE SCHEDULE

AMOUNT OF FACILITY A CONTRIBUTION                    NEXT INTEREST PAYMENT DATE(S)       PORTION NOVATED
                                                                                         ((POUND))
AMOUNT OF FACILITY B CONTRIBUTION                    NEXT INTEREST PAYMENT DATE(S)       PORTION NOVATED
                                                                                         ((POUND))
AMOUNT OF FACILITY D CONTRIBUTION                    NEXT INTEREST PAYMENT DATE(S)       PORTION NOVATED
                                                                                         [((POUND))] [$] [(EURO)]



                AMOUNT OF FACILITY A COMMITMENT                                      PORTION NOVATED ((POUND))


                AMOUNT OF FACILITY B COMMITMENT                                      PORTION NOVATED ((POUND))


                AMOUNT OF FACILITY D COMMITMENT                                 PORTION NOVATED [((POUND))] [$] [(EURO)]


                      ADMINISTRATIVE DETAILS OF SUBSTITUTE

Lending office:

Account for payments:

Telephone:

Fax:

Attention:



[Existing Lender]                                          [Substitute]
By:                                                        By:
Date:                                                      Date:

The Agent
By:
Date:


on its own behalf
and on behalf of the other parties to the Agreement and the Intercreditor Deed.

                                   SCHEDULE 6

      PART A - FORM OF COMPLIANCE CERTIFICATE TO BE ISSUED BY AN AUTHORISED
                                 OFFICER OF TCN



To:        CIBC World Markets plc
           Cottons Centre
           Cottons Lane
           London SE1 2QL

Attention: Supervisor, Corporate Lending Middle Office
                                                                          [Date]
Dear Sirs

TELEWEST COMMUNICATIONS NETWORKS LIMITED LOAN AGREEMENT DATED O 2001 FOR CREDIT FACILITIES OF (POUND)2,000,000,000 TOGETHER WITH AN INSTITUTIONAL FACILITY OF UP TO (POUND)250,000,000 (AS FROM TIME TO TIME AMENDED, VARIED, EXTENDED, RESTATED OR REPLACED (THE "LOAN AGREEMENT")


We refer to the Loan Agreement and deliver this Certificate in respect of the
Quarterly Period ended [          ] pursuant to clause 11.1.9(c) thereof. Terms
defined in the Loan Agreement shall have the same meaning when used in this Certificate. Net Operating Cashflow shall herein be defined as "NOCF".

1          We confirm that on or as of the last day of the Quarterly Period ending [         ]:

           (a)        *Total TCN Group Senior Debt for the Quarterly Period ended [         ] was [         ].

           (b)        *Consolidated Annualised TCN Group NOCF for the Quarterly Period ended [         ], was [         ].

           (c)        *Consolidated TCN Group NOCF for the Six Month Period ended [         ] was [         ].

           (d)        *Senior Debt Interest Charges for the Six Month Period ended [        ] was [         ].

           (e)        **Total TCN Group Cash Paying Debt Interest Charges for the Six Month Period ended [         ] was [        ].

2          Based on the above, we confirm that on [        ]:

           (a)        *The ratio of Total TCN Group  Senior Debt to  Consolidated  Annualised  TCN Group NOCF was
                      [  :   ], against a covenant of [    :    ].

           (b)        * The  ratio of  Consolidated  TCN  Group  NOCF to  Senior  Debt  Interest  Charges  was [ : ],
                      against  a  covenant  of [    :    ].

            (c)      **The ratio of Consolidated TCN Group NOCF to Total TCN Group Cash Paying Debt Interest Charges
                     was [ : ], against a covenant of [ : ].

3         Based on the above, we confirm that TCN was in compliance with the undertakings set out in clause 12.1.1
          to 12.1.3 as at [             ].

4 We confirm that, as determined by reference to the latest audited accounts of the TCN Group, on or as of the last day of the Quarterly Period ending [ ] TCN Entities accounted for not less than 90 per cent. in aggregate of (i) the Gross Assets of the TCN Group, (ii) Consolidated Annualised TCN Group NOCF and (iii) the revenues of the TCN Group for such Quarterly Period, and therefore that TCN was in compliance with the undertaking set out in clause 11.1.21 as at [ ].

                              FOR AND ON BEHALF OF
                             TELEWEST COMMUNICATIONS
                                NETWORKS LIMITED


           ..........................................................
                               Authorised Officer




*              To be reported with effect from the date hereof
**             To be reported with effect from 1 July 2002

                                     PART B
                 FORM OF ACCOUNTANTS REPORT TO BE ISSUED BY THE
                            AUDITORS OF THE TCN GROUP


To:        CIBC World Markets plc
           Cottons Centre
           Cottons Lane
           London SE1 2QL

Attention: Supervisor, Corporate Lending Middle Office
                                                                          [Date]

Dear Sirs

TELEWEST COMMUNICATIONS NETWORKS LIMITED (THE "COMPANY") LOAN AGREEMENT DATED O 2001 FOR CREDIT FACILITIES OF (POUND)2,000,000,000 TOGETHER WITH AN INSTITUTIONAL FACILITY OF UP TO (POUND)250,000,000 AS FROM TIME TO TIME AMENDED, VARIED, EXTENDED, RESTATED OR REPLACED (THE "LOAN AGREEMENT")

We refer to the Loan Agreement. Terms defined in the Loan Agreement shall have the same meaning when used in this report.

In accordance with the terms of our engagement letter to the Company and the Agents dated o 2001 and further to the requirements of the Loan Agreement, we have examined the attached schedule [schedule 7A of the Loan Agreement] delivered in respect of the Quarterly Period ending o which details the calculation of the financial ratios set out in clause 13 of the Agreement (the "FINANCIAL RATIOS") for the Quarterly Period ended [ ]. The schedule has been prepared by, and is the sole responsibility of, the directors of the Company (the "DIRECTORS"). Our responsibility, under the terms of our engagement letter, is to form an opinion, on the basis of the work performed, and report our opinion to the Company.

Our duties in relation to this report are owed solely to the Company, and accordingly we do not accept any responsibility for loss occasioned to any third party acting or refraining from action as a result of this report.

Under the terms of our engagement we are not required, nor have we, audited or otherwise attempted to verify the underlying accuracy or completeness of the information in the statement or the management accounts and accounting records from which the directors have calculated the financial ratios.

On the basis of the work performed, in our opinion the definitions of the financial ratios contained in the Loan Agreement, when applied to the balance sheet contained within the relevant unaudited management accounts as at the Quarterly Period ended [ ], produce the amounts set out in respect of this term on the schedule.

On the basis of the work performed, in our opinion the definitions of the financial ratios contained in the Loan Agreement, when applied to the unaudited management accounts covering the Quarterly Period from [ ] to [ ], produce the amounts set out in respect of this term on the schedule.



This report is provided on the basis that it is for your information, and that of CIBC World Markets plc acting as Agents on behalf of the Lenders, only and that it will not be copied or disclosed to any third party or otherwise quoted or referred to, in whole or in part, without our prior written consent.

                              FOR AND ON BEHALF OF



                .................................................

                              Chartered Accountants

                                   SCHEDULE 7
                          FORM OF DEED OF SUBORDINATION



                          DATED                    2001
                          -----------------------------

                         TELEWEST COMMUNICATIONS PLC        (1)
                                       AND
                             CIBC WORLD MARKETS PLC
                             AS SECURITY TRUSTEE            (2)


                          -----------------------------

                              DEED OF SUBORDINATION

                          -----------------------------



                                   Norton Rose

THIS DEED OF SUBORDINATION is dated o, 2001 and made

BETWEEN:

(1) TELEWEST COMMUNICATIONS PLC (Company No. 2983307) whose registered office is at Unit 1, Genesis Business Park, Albert Drive, Woking, Surrey GU21 5RW (the "CREDITOR"); and

(2) CIBC WORLD MARKETS PLC of Cottons Centre, Cottons Lane, London SE1 2PL in its capacity as Security Trustee for the Beneficiaries (as defined below) (in this capacity, the "SECURITY TRUSTEE").

WHEREAS

(A) By an agreement dated o, 2001 (as from time amended, varied, extended, restated or replaced the "LOAN AGREEMENT") and made between Telewest Communications Networks Limited as Facility A Borrower (1), Telewest Communications Networks Limited as Facility B Borrower (2), Telewest Communications Networks Limited as Facility C Borrower (3), Telewest Communications Networks Limited and Telewest Finance Corporation as Facility D Borrowers (4), the subsidiaries of Telewest Communications Networks Limited whose respective names and registered numbers are set out in part A of schedule 1 thereto, (5), the partnerships whose respective names and principal places of business are set out in part D of schedule 1 thereto (6), the banks and financial institutions whose names and addresses are set out in part D of schedule 1 thereto as Lead Arrangers (7), the banks and financial institutions whose respective names and addresses are set out in part E of schedule 1 thereto as Lenders (8), the Agents (9) and the Security Trustee (10), the Lenders agreed to make available to the Borrower credit facilities of(pound)2,000,000,000 comprising Facility A, Facility B and Facility C, together with an institutional facilitY OF up to(pound)250,000,000.

(B) The execution of this Deed is one of the conditions precedent to the obligation of each Lender to make its Commitment available under the Loan Agreement.

NOW IT IS AGREED as follows:

1          INTERPRETATION

1.1        DEFINITIONS

         In this Deed, unless the context otherwise requires:

         "COLLATERAL INSTRUMENTS" means the Security Documents, any guarantees and any other documents or instruments (including, without limitation, any other document or instrument creating or evidencing an Encumbrance which contain or evidence an obligation (with or without security) to pay, discharge or be responsible directly or indirectly for any of the Secured Liabilities under or pursuant to the Loan Agreement;

         "INCAPACITY" means in relation to a person the death, bankruptcy, insolvency, liquidation, dissolution, winding-up, administration, receivership, amalgamation, reconstruction or other incapacity of that person whatsoever (and, in the case of a partnership, includes the termination or change in the composition of such partnership);

         "INSOLVENCY EVENT" means, in relation to any member of the TCN Group, any of the events or circumstances described in clause 14.1.8 to
         14.1.14 inclusive of the Loan Agreement as if references therein to "any TCN Entity" were to "any member of the TCN Group";

         "INSOLVENCY PROCEEDINGS" means winding-up, dissolution, liquidation, receivership, administration, voluntary arrangements, proceedings under Title 11 of the United States Bankruptcy Code or any proceedings in any jurisdiction which correspond with or have an effect equivalent to any of the same;

         "LIABILITIES" means all obligations and liabilities whatsoever, whether express or implied, whether as principal or surety, whether present or future, actual or contingent, whether joint or several, in whatever style, name or form and in whatever currency denominated;

         "PERMITTED AMOUNTS" means all amounts which the Borrower or any of its Subsidiaries are permitted to pay pursuant to clause 12.1.12 of the Loan Agreement and, to the extent that the relevant payment constitutes a Permitted Payment, pursuant to clauses 12.1.13 and 12.1.14 of the Loan Agreement;

         "SECURED LIABILITIES" means all obligations, present, future or contingent, joint or several, of any TCN Entity pursuant to the Finance Documents; and

         "SECURITY PROVIDER" means any person who has or may at any time hereafter enter into a Collateral Instrument.

1.2      DEFINED EXPRESSIONS

         Unless the context requires or unless otherwise defined in this Deed, words and expressions defined in the Loan Agreement shall have the same meaning when used in this Deed (including its Recitals).

1.3      HEADINGS

         Clause headings are inserted for convenience of reference only and shall be ignored in the interpretation of this Deed.

1.4      CONSTRUCTION OF CERTAIN TERMS

         In this Deed, unless the context otherwise requires:

1.4.1 references to clauses are to be construed as references to the clauses of this Deed;

1.4.2 reference to (or to any specified provision of) this Deed or any other document shall be construed as references to this Deed, that provision or that document as in force for the time being and as amended in accordance with the terms thereof or, as the case may be, with the agreement of the relevant parties and (where such consent is, by the terms of this Deed or the relevant document, required to be obtained as a condition to such amendment being permitted) the prior written consent of the Agent, the Security Trustee, all of the Lenders, the Majority Lenders, the Majority Bank Lenders, the Majority Institutional Lenders, the Super Majority Lenders or all or any of the other Beneficiaries (as the case may be);

1.4.3 references to a "regulation" include any present or future regulation, rule, directive, requirement, request or guideline (whether or not having the force of law) of any agency, authority, central bank or government department or any self-regulatory or other national or supra-national authority;

1.4.4    words importing the plural shall include the singular and vice versa;

1.4.5    references to a time of day are to London time;

1.4.6 references to a person shall be construed as including references to an individual, firm, company, corporation, unincorporated body of persons or any State or any agency thereof;

1.4.7 reference to "set-off" includes retention, compensation and balancing of accounts under Scots law;

1.4.8 references to a "guarantee" include references to an indemnity or other assurance against financial loss including, without limitation, an obligation to purchase assets as a consequence of default by any other person to pay any Indebtedness and "guaranteed" shall be construed accordingly; and

1.4.9 references to any enactment shall be deemed to include references to such enactment as replaced, amended or re-enacted from time to time.

1.5      EFFECT AS A DEED

         This Deed is intended to take effect as a deed notwithstanding that the Security Trustee and/or the Creditor may have executed it under hand only.

1.6      SUCCESSORS AND ASSIGNS

         The expressions "BENEFICIARY", "SECURITY TRUSTEE", "BORROWER", "TCN ENTITY", "AGENTS", "ARRANGER", "LENDER", "SECURITY PROVIDER" and "CREDITOR" include, where the context admits, their respective successors, permitted assigns, in the case of the Lenders, their Assignees and Substitutes, in the case of the Security Trustee such other person as may from time to time be appointed as Security Trustee for the Beneficiaries pursuant to the terms of the Intercreditor Deed and, in the case of each Agent, such other person as may from time to time be appointed as UK Agent or US Agent (as the case may be) pursuant to clause 19.11 of the Loan Agreement.

2        RESTRICTED PAYMENTS

         The Creditor undertakes with the Security Trustee that so long as any of the Secured Liabilities remain outstanding:

2.1.1 it will not, and will procure that none of its Subsidiaries or Associated Partnerships (which are not TCN Entities) demand, take, accept or receive, by set-off or in any other manner, any Restricted Payment other than a Permitted Amount;

2.1.2 it will not, and will procure that none of its Subsidiaries or Associated Partnerships (which are not TCN Entities) take, accept, receive or permit to exist any Encumbrance over all or any part of the present or future undertakings, assets, rights or revenues of any member of the TCN Group to secure any Restricted Payment;

2.1.3 it will not, and will procure that none of its Subsidiaries, or Associated Partnerships assign, transfer, create any Encumbrance over or otherwise dispose of any Restricted Payment save where the relevant assignee, transferee or beneficiary of Encumbrance becomes a party hereto as a Creditor and provides the Security Trustee with such evidence as it may reasonably require as to the legality, validity and enforceability of the relevant assignment, transfer or Encumbrance; and

2.1.4 it will not, and will procure that none of its Subsidiaries or Associated Partnerships (which are not TCN Entities) commence any proceedings against any member of the TCN Group in respect of any Restricted Payment (including, without limitation, any action or step with a view to winding-up any member of the TCN Group).

3        SUBORDINATION

3.1      INSOLVENCY EVENTS

         Upon an Insolvency Event occurring in respect of any member of the TCN
         Group:


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3.1.1    the claims of the Creditor in respect of any Restricted Payment owed by that member of the TCN Group other than any Permitted Amounts shall be postponed in all respects to the Secured Liabilities;

3.1.2

         (a) the Creditor shall not, unless otherwise directed by the Security Trustee, prove in any Insolvency Proceedings for any Restricted Payment, other than the Permitted Amounts, until the Secured Liabilities have first been irrevocably paid or discharged in full (and for all purposes any payment or distribution of assets (whether in cash, property, securities or otherwise) received by the Security Trustee or any of the Beneficiaries shall only be taken to discharge the Secured Liabilities to the extent of the actual amount received);

         (b) if the Creditor is directed by the Security Trustee to prove in any Insolvency Proceedings for all or any part of any Restricted Payment, other than any Permitted Amounts, then it shall act in accordance with such directions and shall procure that any resultant payment or distribution of assets (whether in cash, property, securities or otherwise) shall be made by the liquidator of any member of the TCN Group or, as the case may be, any other person making the payment or distribution of assets (whether in cash, property, securities or otherwise) to the Security Trustee to the extent necessary to repay all the Secured Liabilities in full; and

         (c) the Creditor hereby irrevocably authorises and directs the Security Trustee to submit any proof and/or to instruct the relevant liquidator or other person to make any payment or distribution of assets (whether in cash, property, securities or otherwise) in accordance with the foregoing.

3.2      PAYMENTS CONTRARY TO THIS DEED

         In the event of:

3.2.1 any payment or distribution of assets (whether in cash, property, securities or otherwise) being made to or right of set-off being exercised by the Creditor contrary to the provisions of this Deed; or

3.2.2 any payment or distribution of assets (whether in cash, property, securities or otherwise) being made by a liquidator or any other person to the Creditor rather than to the Security Trustee as required by clause 3.1, the Creditor shall forthwith pay to the Security Trustee an amount equal to the payment or distribution of assets (whether in cash, property, securities or otherwise) which shall have been so received by it up to an aggregate amount equal to the Secured Liabilities or, as the case may be, in the case of set-off, an amount equal to the sum set-off up to an aggregate amount equal to the Secured Liabilities and, until such payment to the Security Trustee, the Creditor will hold such sums on trust for the Security Trustee (provided that, for the avoidance of doubt, this clause 3.2 shall not oblige the Creditor to create any Encumbrance in favour of the Security Trustee over such money or other property) and any sums so paid to the Security Trustee shall be applied in accordance with the terms of the Intercreditor Deed.

3.3      SUBROGATION

         If the Secured Liabilities are partially paid out of any proceeds received in respect of or on account of any Restricted Payment, the Creditor will not be subrogated to the Secured Liabilities so paid (or any Collateral Instrument) until the Secured Liabilities have been irrevocably paid in full.


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

4        CONTINUING OBLIGATIONS

4.1      CONTINUING OBLIGATIONS

         The obligations of the Creditor hereunder shall be continuing obligations and shall be and remain fully effective until this Deed is formally released following the discharge in full of the Secured Liabilities notwithstanding any intermediate reduction or settlement of the Secured Liabilities or any part thereof and notwithstanding any increase in or variation of the Secured Liabilities or any variation, extension or supplement to the Loan Agreement or any Security Documents.

4.2      STATEMENTS OF ACCOUNTS

         Any statement of account of any member of the TCN Group, signed as correct by an officer of the Security Trustee, showing the amount of the Secured Liabilities shall be prima facie evidence of the amount of the Secured Liabilities.

4.3      CONTINUING SECURITY AND OTHER MATTERS

         This Deed shall:

4.3.1 secure the ultimate balance from time to time of the Secured Liabilities and shall be a continuing security, notwithstanding any settlement of account or other matter whatsoever;

4.3.2 be in addition to any present or future Collateral Instrument, right or remedy held by or available to the Security Trustee, the Beneficiaries or any of them; and

4.3.3 not be in any way prejudiced by the existence of any such Collateral Instrument, rights or remedies or by the same becoming wholly or in part void, voidable or unenforceable on any ground whatsoever or by the Security Trustee, the Beneficiaries or any of them dealing with, exchanging, varying or failing to perfect or enforce any of the same or giving time for payment or indulgence or compounding with the Borrower or any Security Provider.

4.4      LIABILITY UNCONDITIONAL

         The liability of the Creditor shall not be affected, discharged or reduced by reason of:

4.4.1 the Incapacity or any change in the name, style or constitution of the Borrower or any other Security Provider;

4.4.2 the Security Trustee, the Beneficiaries or any of them granting any time, indulgence or concession to, or compounding with, discharging, releasing or varying the liability of, the Borrower or any other Security Provider or renewing, determining, varying or increasing any accommodation, facility or transaction or otherwise dealing with the same in any manner whatsoever or concurring in, accepting or varying any compromise, arrangement or settlement or omitting to claim or enforce payment from the Borrower or any other Security Provider; or

4.4.3 any act or omission which but for this provision might operate to exonerate the Creditor.

4.5      COLLATERAL INSTRUMENTS

         None of the Beneficiaries or the Security Trustee shall be obliged to make any claim or demand on the Borrower or any other Security Provider or to resort to any Collateral Instrument or other means of payment now or hereafter held by or available to them or it before enforcing this Deed and no action taken or omitted by the Security Trustee or any Beneficiary in connection with any such Collateral Instrument or other means of payment shall discharge, reduce, prejudice or affect the


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

         liability of the Creditor under this Deed nor shall the Security Trustee or any Beneficiary be obliged to account for any money or other property received or recovered in consequence of any enforcement or realisation of any such Collateral Instrument or other means of payment.

4.6      SUSPENSE ACCOUNTS

         Any money received in connection with this Deed (whether before or after any Incapacity of the Borrower, any other Security Provider or the Creditor) may be placed to the credit of an interest bearing suspense account with a view to preserving the rights of the Security Trustee and each Beneficiary to prove for the whole of their respective claims against the Borrower or any other person liable or may be applied in or towards satisfaction of such of the Secured Liabilities as the Security Trustee may from time to time determine in accordance with the terms of the Intercreditor Deed (which determination shall, save in the case of manifest error, be conclusive). Interest shall accrue on monies from time to time standing to the credit of any suspense account at the rate agreed between the Security Trustee and the Creditor at the relevant time or, failing such agreement, the Security Trustee's overnight deposit rate from time to time and shall be credited to such suspense account or may be applied in or towards satisfaction of such of the Secured Liabilities as the Security Trustee may from time to time determine in accordance with the terms of the Intercreditor Deed (which determination shall, save in the case of manifest error, be conclusive).

4.7      SETTLEMENTS CONDITIONAL

         Any release, discharge or settlement between the Creditor and the Security Trustee or any of the Beneficiaries shall be conditional upon no security, disposition or payment to the Security Trustee, or any of the Beneficiaries by the Borrower or any other person liable being void, set aside or ordered to be refunded pursuant to any enactment or law relating to bankruptcy, liquidation, administration or insolvency or for any other reason whatsoever and if such condition shall not be fulfilled the Security Trustee shall be entitled to enforce this Deed subsequently as if such release, discharge or settlement had not occurred and any such payment had not been made.

4.8      RETENTION OF THIS DEED

         Notwithstanding any other provision of this Deed, this Deed shall not be released, the Security Trustee shall be entitled to retain this Deed and all the provisions of this Deed shall remain in full force and effect until the irrevocable payment or discharge in full of all the Secured Liabilities. Following the irrevocable payment or discharge in full of all the Secured Liabilities, the Security Trustee shall forthwith release this Deed (and to effect or evidence such release shall execute such documents (at the cost of the Creditor) as the Creditor may reasonably require) and deliver this Deed, together with such documents, to the Creditor.

5        REPRESENTATIONS AND WARRANTIES

5.1      REPRESENTATION AND WARRANTIES

         The Creditor represents and warrants to the Security Trustee that:

5.1.1    DUE INCORPORATION

         it is duly incorporated, validly existing as a limited liability company and has all requisite corporate power and authority to own its property and other assets and to carry on its business as it is now being conducted and is authorised to do business in each jurisdiction where such qualification or authorisation is required, except where the failure to so qualify, to be so authorised or to be in good standing would not have a material adverse effect on the ability of the Creditor to perform any of its obligations under this Deed;



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

5.1.2    POWER OF THE CREDITOR

         the Creditor has all requisite power to execute, deliver and perform its obligations under this Deed and compliance has been made with all necessary requirements and all necessary action has been taken to authorise the execution, delivery and performance of the same;

5.1.3    BINDING OBLIGATIONS

         this Deed constitutes valid and legally binding obligations of the Creditor enforceable in accordance with its terms subject to the qualifications contained in the legal opinions referred to in schedule 3 to the Loan Agreement which relate to this Deed;

5.1.4    NO CONFLICT WITH OTHER OBLIGATIONS

         the execution and delivery of, the performance of its obligations under, and compliance with the provisions of, this Deed by the Creditor, will not:

         (a) contravene any existing applicable law, statute, rule or regulation or any judgment, decree or permit to which the Creditor is subject except where such contravention would not or would not be likely to have a material adverse effect on the ability of the Creditor to perform any of its obligations under or otherwise to comply with the terms of this Deed;

         (b) contravene or conflict with any provision of the Memorandum and Articles of Association of the Creditor;

         (c) breach in any material respect any term of the Licences or the Necessary Authorisations;

         (d) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement constituting or evidencing Borrowed Money of the Creditor to which the Creditor is a party or is subject or by which it or any of its property is bound except where such breach or default would not or would not be likely to have a material adverse effect on the ability of the Creditor to perform any of its obligations under or otherwise to comply with the terms of this Deed; or

         (e) result in the creation or imposition of or oblige the Creditor to create any Encumbrance (other than those created by the Security Documents) on any of the Creditor's material undertakings, assets, rights or revenues;

5.1.5    NO LITIGATION

         no litigation, arbitration or administrative proceeding is taking place, or, to the knowledge of the officers of the Creditor, pending or threatened against the Creditor which is reasonably likely to be adversely determined and, if so determined, would have or would be reasonably likely to have a material adverse effect on the ability of the Creditor to fulfil its obligations under this Deed;

5.1.6    NO FILING REQUIRED

         it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of this Deed that this Deed or any other instrument be notarised, filed, recorded, registered or enrolled in any court or public office in the United Kingdom or that any stamp, registration or similar tax or charge be paid in the United Kingdom on or in relation to this Deed;

5.1.7    CHOICE OF LAW

         the choice by the Creditor of English law to govern this Deed is valid and binding;



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

5.1.8    CONSENTS OBTAINED

         every consent, authorisation, licence or approval of, or registration with or declaration to, governmental or public bodies or authorities or courts required by the Creditor (i) to authorise the execution and delivery of this Deed or the performance by the Creditor of its obligations under this Deed or (ii) to ensure the validity, enforceability or admissibility in evidence of this Deed or the performance by the Creditor of its obligations under this Deed has been obtained or made and is in full force and effect and there has been no material default in the observance of the conditions or restrictions (if any) imposed in, or in connection with, any of the same which would, in any such case, adversely affect the execution, delivery, validity, enforceability or admissibility in evidence of this Deed or the performance by the Creditor of its obligations under this Deed.

5.2      REPETITION

         The representations and warranties in clause 5.1 (excluding that contained in Clause 5.1.8) shall be deemed to be repeated by the Creditor in respect of itself and its Subsidiaries on and as of each Interest Payment Date and the date on which each Advance is made under the Loan Agreement.

6        COVENANTS

6.1      COVENANTS BY TELEWEST

         The Creditor hereby undertakes with the Security Trustee that from the date of this Deed and so long as any of the Secured Obligations remain outstanding or any Beneficiary remains under any commitment to any TCN
         Entity:

6.1.1    CHANGE TO AGREED SECURITIES

         to ensure that there is no change to the terms and conditions of the Agreed Securities containing payment obligations, termination events or negative covenants affecting Telewest or any TCN Entity which could reasonably be considered by the Agent (acting on the instructions of the Majority Lenders) to be materially adverse to the Finance Parties;

6.1.2    FINANCIAL INFORMATION

         to provide to the Agent copies of all circulars, statements and other information about the Creditor at the time that the same is made generally available by the Creditor to the public or to the shareholders of the Creditor, including, without limitation, any periodic reports containing annual or quarterly financial reports filed with the United States Securities and Exchange Commission; and

6.1.3    TCN TO BE WHOLLY-OWNED

         to ensure that TCN remains its directly or indirectly wholly-owned and controlled Subsidiary.

7        BENEFIT OF THIS DEED

7.1      BENEFIT AND BURDEN

         This Deed shall be binding upon the Creditor and its successors in title and shall enure for the benefit of the Security Trustee (and any successor Security Trustee appointed pursuant to the provisions of the Intercreditor Deed) and their respective successors for the benefit of the Beneficiaries in accordance with the provisions of the Intercreditor Deed.



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

7.2      CHANGES IN CONSTITUTION OR REORGANISATION OF LENDERS

         For the avoidance of doubt and without prejudice to the provisions of clause 7.1, this Deed shall remain binding on the Creditor notwithstanding any change in the constitution of the Security Trustee or any of the Beneficiaries or their or its absorption in, or amalgamation with, or the acquisition of all or part of their or its undertaking or assets by, any other person, or any reconstruction or reorganisation of any kind, to the intent that this Deed shall remain valid and effective in all respects in favour of the Security Trustee (and any successor Security Trustee appointed pursuant to the provisions of the Intercreditor Deed and their respective successors in title) as trustee for the Beneficiaries and any assignee, transferee or other successor in title of a Beneficiary.

7.3      NO ASSIGNMENT BY THE CREDITOR

         The Creditor may not assign or transfer any of its rights or obligations under this Deed.

7.4      THE INTERCREDITOR DEED

         The Creditor and the Security Trustee hereby acknowledge that the covenants of the Creditor contained in this Deed and the rights constituted by this Deed and all moneys, property and assets paid to, or held, received or recovered by the Security Trustee pursuant to or in connection with this Deed are held by the Security Trustee subject to and on the terms of the trusts declared in the Intercreditor Deed.

8        NOTICES AND OTHER MATTERS

8.1      NOTICES

         Every notice, request, demand or other communication under this Deed shall be given in accordance with clause 20.1.1 and 20.1.2 of the Loan Agreement and shall be sent to the Creditor at its address set out above (facsimile number: 0207 299 6400) or to the Security Trustee at its address or telex or facsimile number set out in clause 20.1.3(b) of the Loan Agreement or to such other address or such telex or facsimile number as is notified by one party to this Deed to the other.

8.2      NO IMPLIED WAIVERS, REMEDIES CUMULATIVE

         No failure or delay on the part of the Security Trustee or the Beneficiaries (or any of them) to exercise any power, right or remedy under this Deed shall operate as a waiver thereof, nor shall any single or partial exercise by the Security Trustee or the Beneficiaries (or any of them) of any power, right or remedy preclude any other or further exercise thereof or the exercise of any other power, right or remedy. The remedies provided in this Deed are cumulative and are not exclusive of any remedies provided by law.

8.3      OTHER COLLATERAL INSTRUMENTS

         The Creditor agrees to be bound by this Deed notwithstanding that any other person intended to execute or to be bound by any Collateral Instrument may not do so or may not be effectively bound and notwithstanding that such other Collateral Instrument may be determined or be or become invalid or unenforceable against any other person, whether or not the deficiency is known to the Security Trustee or any of the Beneficiaries.

8.4      SEVERABILITY

         Each of the provisions of this Deed is severable and distinct from one another and if at any time one or more of such provisions is or becomes illegal, invalid or unenforceable under any applicable law the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.


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

9        LAW AND JURISDICTION

9.1      GOVERNING LAW

         This Deed is governed by and shall be construed in accordance with English law.



IN WITNESS whereof the parties to this Deed have caused this Deed to be duly executed on the date first above written.



EXECUTED and DELIVERED as a DEED                    )
for and on behalf of                                )
TELEWEST COMMUNICATIONS PLC                         )
By:                                                 )

                                                    ...........................
                                                    Director


                                                    ...........................
                                                    Director/Secretary


Signed for and on behalf of                                   )
CIBC WORLD MARKETS PLC                                        )
by:                                                           )

                                   SCHEDULE 8
                                  ENCUMBRANCES

                COMPANY/PARTNERSHIP               ENCUMBRANCE
(A)           Telewest Communications (South      (a)      Mortgage of  deposited  moneys  dated 21st  January,
              East) Limited                                1994  with   Electricity   Supply  Nominees
                                                           Limited.

                                                  (b)      Deed of  Variation  and  Further  Charge  dated 26th
                                                           June,   1995   with   Electricity    Supply
                                                           Nominees Limited.

(B)           Telewest Communications             Standard  Security dated 31 May 1996 granted or to be granted
              (Motherwell) Limited                over premises at Bothwell Park Industrial Estate,  Uddingston in favour of The British Linen Bank Limited.

(C)           Sheffield Cable Communications      Legal Charge dated (i) 24 December 1996 granted over 1
              Limited                             Chippingham Street, Sheffield and (ii) 12 November 1999
                                                  granted over leasehold property known as 1.62 acres of land at
                                                  Sheffield Technology Park, Chippingham Street, each in favour of Barclays Bank PLC.

(D)           Yorkshire Cable Communications      Legal  Charge  dated 16 June 1992 granted over Units 8, 9, 10
              Limited                             and adjoining  land,  Mayfair  Business  Park,  Sticker Lane,
                                                  Bradford, West Yorkshire in favour of Barclays Bank PLC.

(E)           Yorkshire Cable Communications      Legal Charge dated 24 December  1996 granted over Units 4 and
              Limited                             5, Mayfair Business Park,  Broad Lane,  Bradford in favour of
                                                  Barclays Bank PLC.

(F)           Yorkshire Cable Communications      Legal Charge dated 24 December  1996 granted over Units 8, 9,
              Limited                             10 and adjoining  land,  Mayfair  Business Park,  Broad Lane,
                                                  Bradford in favour of Barclays Bank PLC.

(G)           Yorkshire Cable Communications      Legal Charge dated 24 December  1996 granted over Units 6 and
              Limited                             7, Mayfair Business Park,  Broad Lane,  Bradford in favour of
                                                  Barclays Bank PLC.

(H)           Yorkshire Cable Properties          Legal Charge dated 24 December 1996 granted over Units 8, 9,
              Limited                             10 and adjoining land, Mayfair Business Park, Broad Lane,
                                                  Bradford in favour of Barclays Bank PLC.

(I)           Maidstone Broadcasting              Charge in favour of the Secretary of State for the Environment dated 10 August 1995.

(J)           The Way Ahead Group Limited         Mortgage  Debenture  dated  15  January  1999  in  favour  of
                                                  National  Westminster  Bank  plc  provided  that  the  amount secured does not exceed(pound)1,000,000.

(K)           The Cable Corporation Limited       Collateral  Account Security  Assignment dated 18 May 1999 in favour of Lloyds (Nimrod) Specialist Finance Limited.


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

(A)           The Yorkshire Cable Group Limited   Collateral  Account Security  Assignment dated 18 May 1999 in favour of Lloyds (Nimrod) Specialist Finance Limited.

(B)           The Yorkshire Cable Group Limited   Collateral  Account Security  Assignment dated 18 May 1999 in favour of Lombard Commercial Limited.

(C)           The Yorkshire Cable Group           Collateral Account Security Assignment dated on or about the
              Limited                             date hereof in favour of Robert Fleming Leasing (Number 4)
                                                  Limited.


                                   SCHEDULE 9
                      FACILITY D LENDER ACCESSION AGREEMENT

NB: CONSENT OF SHEARMAN AND HOWARD NECESSARY BEFORE ACCEEDING FACILITY D LENDER CAN RELY ON THEIR OPINION

THIS  ACCESSION AGREEMENT is dated [           ] and made BETWEEN:

(1)      o, o and o of o (the "ACCEDING FACILITY D LENDERS");

(2) TELEWEST COMMUNICATIONS NETWORKS LIMITED (No. 3071086) whose registered office is at Unit 1, Genesis Business Park, Albert Drive, Woking, Surrey GU21 5RW ("TCN") for and on behalf of itself and in accordance with clause 19.2.8 of the Agreement, the TCN Entities; and

(3) [CIBC WORLD MARKETS PLC] [CANADIAN IMPERIAL BANK OF COMMERCE] of [Cottons Centre, Cottons Lane, London SE1 2QL] [o] of [o] (the "AGENT")


WHEREAS:

(A) By an Agreement dated o, 2001 and made between Telewest Communications Networks Limited as Facility A Borrower (1) Telewest Communications Networks Limited as Facility B Borrower (2), Telewest Communications Networks Limited as Facility C Borrower (3) Telewest Communications Networks Limited and Telewest Finance Corporation as Facility D Borrowers (4), the companies whose names and registered numbers are set out in part B of schedule 1 thereto (5) the Associated Partnerships whose names are set out in part C of schedule 1 thereto (6) the banks and financial institutions whose names and addresses are set out in part D of schedule 1 thereto as Lead Arrangers (7), the banks and financial institutions whose names and addresses are set out in part E of schedule 1 thereto (8) CIBC World Markets plc and Canadian Imperial Bank of Commerce as agents (9) and CIBC World Markets plc as security trustee (10) (as from time to time amended, varied, extended, restated or replaced, the "AGREEMENT"), the Lenders agreed to make available to the Borrowers credit facilities.

(B) The Acceding Facility D Lenders wish to become parties to the Agreement and the Intercreditor Deed as Facility D Lenders.

NOW THIS DEED WITNESSES as follows:

1        AGREEMENT DEFINITIONS

         Unless the context otherwise requires or unless otherwise defined in this Facility D Lender Accession Agreement, words and expressions defined in the Agreement or the Intercreditor Deed shall have the same meaning when used in this Facility D Lender Accession Agreement or the Recitals hereto. Clauses 1.3 and 1.4 of the Agreement and clause 1.4 and 1.5 of the Intercreditor Deed shall apply to this Facility D Lender Accession Agreement, mutatis mutandis, as if expressly set out herein.

2        ACCESSION TO THE AGREEMENT

         With effect from the date of this Facility D Lender Accession Agreement, the Acceding Facility D Lenders shall become parties to the Agreement each as a Facility D Lender thereunder as if named therein in part E of schedule 1 thereto with a Facility D1 Commitment or (as the case may be) Facility D2 Commitment or (as the case may be) Facility D3 Commitment specified in the Schedule and with effect from such date shall assume obligations towards and rights against the Borrower, the Agents, the Lead Arrangers, the other Lenders, the Security Trustee and the TCN Entities as if so named therein.

3        ACCESSION TO THE INTERCREDITOR DEED

         With effect from the date of this Facility D Lender Accession Agreement, the Acceding Facility D Lenders shall become parties to the Intercreditor Deed each as a Facility D Lender thereunder as if named therein in schedule 4 thereto with a Facility D1 Commitment or (as the case may be) Facility D2 Commitment or (as the case may be) Facility D3 Commitment and with effect from such date shall assume obligations towards and rights against TCN, the Agents, the Lead Arrangers, the other Lenders, the Security Trustee, the Charging Entities, the Lessors, Crosby, the Lessees and the Hedge Counterparties as if so named therein.

4        CONTINUANCE OF THE AGREEMENT AND THE INTERCREDITOR DEED

         Notwithstanding this Facility D Lender Accession Agreement, the provisions of the Agreement and the Intercreditor Deed shall continue in full force and effect and, with effect from the date of this Facility D Lender Accession Agreement, the Agreement and this Facility D Lender Accession Agreement shall be read and construed as one instrument as if references in the Agreement to "this Agreement" were to the Agreement and this Facility D Lender Accession Agreement taken together and the Intercreditor Deed and this Facility D Lender Accession Agreement shall be read and construed as one instrument as if references in the Intercreditor Deed to this "Deed" were to the Intercreditor Deed and this Accession Agreement taken together.

5        CONSENT

         The Agent (on behalf of itself and the other Finance Parties to the Agreement and the other parties to the Intercreditor Deed) consents to the Acceding Facility D Lenders becoming Facility D Lenders as set out in clauses 2 and 3.

         TCN (on behalf of itself and the other TCN Entities party to the Agreement) consents to the Acceding Facility D Lenders becoming Facility D Lenders as set out in clause 2.

6        MARGIN

         The Margin in respect of each Facility D Advance shall be o per cent. per annum.

         The call protection for the purposes of clause 7.13.1 of the Agreement shall be o.

7        CONFIRMATION

         Each Acceding Facility D Lender confirms:

         (a) that it has received a copy of the Agreement, the Security Documents and all other documentation and information required by it in connection with the transactions contemplated by this Facility D Lender Accession Agreement;

         (b) that it has made and will continue to make its own assessment of the validity, enforceability and sufficiency of the Agreement, the Security Documents and this Facility D Lender Accession Agreement and has not relied and will not rely on any existing Lender, the Arrangers, the Security Trustee or any Agent or any statements made by any of them in that respect;

         (c) that it has made and will continue to make its own credit assessment of each Borrower, each other TCN Entity and Telewest and has not relied and will not rely on any existing Lender, the Arrangers, the Security Trustee or any Agent or any statements made by any of them in that respect;

         (d) accordingly, none of the existing Lenders, the Arrangers, the Security Trustee or the Agents shall have any liability or responsibility to the Acceding Lender in respect of any of the foregoing matters;

         (e) its administrative details are as set out in the schedule hereto; and

         (f) that it wishes to receive details of each notice, certificate or other document and copies of the financial information referred to in clause 19.5.1 of the Agreement, save as set out in the schedule hereto.

8        REPRESENTATION AND WARRANTY

         Execution of this Facility D Lender Accession Agreement by each Acceding Facility D Lender constitutes its representation to all the other parties to the Agreement that it has power to become party to the Agreement and the Intercreditor Deed as a Facility D Lender on the terms herein and therein set out and has taken all necessary steps to authorise execution and delivery of this Facility D Lender Accession Agreement.

9        LAW

         This Facility D Lender Accession Agreement shall be governed by and construed in accordance with English law.

[SUBMISSION TO JURISDICTION CLAUSE, IF REQUIRED]


IN WITNESS whereof this Accession Agreement has been entered into the day and year first above written.

            ADMINISTRATIVE DETAILS OF THE ACCEDING FACILITY D LENDERS

--------------------------------------------------------------------------------------------------------------------------------
      Facility D Lenders          Facility D1 Commitment          Facility D2 Commitment         Facility D3 Commitment
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------



Lending office:

Account for payments:

Telephone:

Telefax:

Attention:

e-mail:

THE BORROWERS
-------------

SIGNED for and on behalf of                         )
TELEWEST COMMUNICATIONS                             )
NETWORKS LIMITED                                    )
By:                                                 )         CHARLES BURDICK



SIGNED for and on behalf of                         )
TELEWEST FINANCE CORPORATION                        )
By:                                                 )         CHARLES BURDICK


THE ORIGINAL CHARGING SUBSIDIARIES
----------------------------------

SIGNED for and on behalf of each of

BIRMINGHAM CABLE CORPORATION LIMITED

BIRMINGHAM CABLE FINANCE LIMITED

BIRMINGHAM CABLE LIMITED

BRAVO TV LIMITED

CABLE CAMDEN LIMITED

CABLE ENFIELD LIMITED

CABLE HACKNEY & ISLINGTON LIMITED

CABLE HARINGEY LIMITED

CABLE LONDON LIMITED

CENTRAL CABLE HOLDINGS LIMITED

CHELTRADING 283 LIMITED

CHELTRADING 284 LIMITED

CRYSTAL PALACE RADIO LIMITED

FILEGALE LIMITED

FLEXIMEDI LIMITED

FLEXTECH (1992) LIMITED

FLEXTECH (TRAVEL CHANNEL) LIMITED

FLEXTECH CHILDREN'S CHANNEL LIMITED

FLEXTECH COMMUNICATIONS LIMITED

FLEXTECH DIGITAL BROADCASTING LIMITED

FLEXTECH FAMILY CHANNEL LIMITED

FLEXTECH HOMESHOPPING LIMITED

FLEXTECH INTERACTIVE LIMITED

FLEXTECH IVS LIMITED

FLEXTECH MEDIA HOLDING LIMITED

FLEXTECH RIGHTS LIMITED

FLEXTECH SATELLITE INVESTMENTS LIMITED

FLEXTECH TELEVISION LIMITED

FLEXTECH VIDEO GAMES LIMITED

GENERAL CABLE GROUP LIMITED

GENERAL CABLE HOLDINGS LIMITED

GENERAL CABLE LIMITED

HSN DIRECT INTERNATIQONAL LIMITED

IMMINUS LIMITED

IVS CABLE HOLDINGS LIMITED

MAIDSTONE BROADCASTING

MIDDLESEX CABLE LIMITED

SHEFFIELD CABLE COMMUNICATIONS LIMITED

SOUTHWESTERN BELL INTERNATIONAL HOLDINGS LIMITED

STARSTREAM LIMITED

TELEWEST COMMUNICATIONS (CENTRAL LANCASHIRE) LIMITED

TELEWEST COMMUNICATIONS (COTSWOLDS) LIMITED

TELEWEST COMMUNICATIONS (DUNDEE & PERTH) LIMITED

TELEWEST COMMUNICATIONS (LIVERPOOL) LIMITED

TELEWEST COMMUNICATIONS (LONDON SOUTH) LIMITED

TELEWEST COMMUNICATIONS (MIDLANDS AND NORTH WEST) LIMITED

TELEWEST COMMUNICATIONS (MIDLANDS) LIMITED

TELEWEST COMMUNICATIONS (MOTHERWELL) LIMITED

TELEWEST COMMUNICATIONS (NORTH EAST) LIMITED

TELEWEST COMMUNICATIONS (NORTH WEST) LIMITED

TELEWEST COMMUNICATIONS (SCOTLAND) LIMITED

TELEWEST COMMUNICATIONS (SOUTH EAST) LIMITED

TELEWEST COMMUNICATIONS (SCOTLAND HOLDINGS) LIMITED

TELEWEST COMMUNICATIONS (SOUTH THAMES ESTUARY) LIMITED

TELEWEST COMMUNICATIONS (SOUTH WEST) LIMITED

TELEWEST COMMUNICATIONS (ST. HELENS & KNOWSLEY) LIMITED

TELEWEST COMMUNICATIONS (TYNESIDE) LIMITED

TELEWEST COMMUNICATIONS (WIGAN) LIMITED

TELEWEST COMMUNICATIONS CABLE LIMITED

TELEWEST COMMUNICATIONS GROUP LIMITED

TELEWEST COMMUNICATIONS HOLDINGS LIMITED

TELEWEST LIMITED

TELEWEST PARLIAMENTARY HOLDINGS LIMITED

THE CABLE CORPORATION LIMITED

THESEUS NO 1 LIMITED

THESEUS NO 2 LIMITED

UK LIVING LIMITED

UNITED ARTISTS INVESTMENTS LIMITED

WINDSOR TELEVISION LIMITED

THE YORKSHIRE CABLE GROUP LIMITED

YORKSHIRE CABLE COMMUNICATIONS LIMITED
                                                           CHARLES BURDICK
By:                                                        (and MARK LUIZ
                                                           for IVS CABLE
THE ORIGINAL CHARGING PARTNERSHIPS                         HOLDINGS LIMITED)
----------------------------------

SIGNED for and on behalf of each of


AVON CABLE LIMITED PARTNERSHIP

COTSWOLDS CABLE LIMITED PARTNERSHIP

EDINBURGH CABLE LIMITED PARTNERSHIP

ESTUARIES CABLE LIMITED PARTNERSHIP

TCI/US WEST CABLE COMMUNICATIONS GROUP

TYNESIDE CABLE LIMITED PARTNERSHIP

UNITED CABLE (LONDON SOUTH) LIMITED PARTNERSHIP

by their general partner
THESEUS NO. 1 LIMITED                                        CHARLES BURDICK


and by their general partner
THESEUS NO. 2 LIMITED                                        CHARLES BURDICK




SIGNED for and on behalf of the partners of AVON CABLE JOINT VENTURE by the following:

           Signed for and on behalf of
           AVON CABLE LIMITED PARTNERSHIP
           by its general partner
           THESEUS NO. 1 LIMITED                             CHARLES BURDICK

           and by its general partner
           THESEUS NO. 2 LIMITED                             CHARLES BURDICK

           Signed by
           TELEWEST COMMUNICATIONS
           (SOUTH WEST) LIMITED                              CHARLES BURDICK



SIGNED for and on behalf of the partners of LONDON SOUTH CABLE PARTNERSHIP by the following:

           Signed by
           CRYSTAL PALACE RADIO LIMITED                      CHARLES BURDICK

           Signed for and on behalf of its managing partner
           UNITED CABLE (LONDON SOUTH) LIMITED PARTNERSHIP
           by its general partner
           THESEUS NO.1 LIMITED                              CHARLES BURDICK

           and by its general partner
           THESEUS NO.2 LIMITED                              CHARLES BURDICK




SIGNED for and on behalf of the partners of TELEWEST COMMUNICATIONS (COTSWOLDS) VENTURE by the following:

           Signed for and on behalf of
           COTSWOLDS  CABLE LIMITED  PARTNERSHIP
           by its general partner
           THESEUS NO. 1 LIMITED                             CHARLES BURDICK

           and by its general partner
           THESEUS NO. 2 LIMITED                             CHARLES BURDICK

           Signed by
           TELEWEST COMMUNICATIONS
           (COTSWOLDS) LIMITED                               CHARLES BURDICK




SIGNED for and on behalf of the partners of TELEWEST COMMUNICATIONS (NORTH EAST)
PARTNERSHIP by the following:

           Signed by
           TELEWEST COMMUNICATIONS
           (NORTH EAST) LIMITED                              CHARLES BURDICK

           Signed by
           TELEWEST COMMUNICATIONS

           (TYNESIDE) LIMITED                                CHARLES BURDICK

           Signed for and on behalf of
           TYNESIDE  CABLE LIMITED  PARTNERSHIP
           by its general partner
           THESEUS NO. 1 LIMITED                             CHARLES BURDICK

           and by its general partner
           THESEUS NO. 2 LIMITED                             CHARLES BURDICK


SIGNED for and on behalf of TELEWEST
COMMUNICATIONS (SCOTLAND) VENTURE by the following:

           Signed for and on behalf of
           EDINBURGH CABLE LIMITED PARTNERSHIP
           by its general partner
           THESEUS NO. 1 LIMITED                             CHARLES BURDICK

           and by its general partner
           THESEUS NO. 2 LIMITED                             CHARLES BURDICK

           Signed for and on behalf of
           TELEWEST COMMUNICATIONS
           (SCOTLAND) LIMITED                                CHARLES BURDICK

SIGNED for and on behalf of the partners of TELEWEST COMMUNICATIONS (SOUTH EAST)
PARTNERSHIP by the following:

           Signed for and on behalf of
           ESTUARIES CABLE LIMITED  PARTNERSHIP
           by its general partner
           THESEUS NO. 1 LIMITED                             CHARLES BURDICK

           and by its general partner
           THESEUS NO. 2 LIMITED                             CHARLES BURDICK

           Signed by
           TELEWEST COMMUNICATIONS
           (SOUTH EAST) LIMITED                              CHARLES BURDICK

           Signed by
           TELEWEST COMMUNICATIONS
           (SOUTH THAMES ESTUARY) LIMITED                    CHARLES BURDICK

SIGNED for and on behalf of the partners of TELEWEST COMMUNICATIONS (LONDON SOUTH) JOINT
VENTURE by the following:

           Signed for and on behalf of
           LONDON SOUTH CABLE PARTNERSHIP
           by its managing partner
           UNITED CABLE (LONDON SOUTH)
           LIMITED PARTNERSHIP                               CHARLES BURDICK

           by its general partner
           THESEUS NO. 1 LIMITED                             CHARLES BURDICK

           and by its general partner
           THESEUS NO. 2 LIMITED                             CHARLES BURDICK

           Signed for and on behalf of
           TELEWEST COMMUNICATIONS
           (LONDON SOUTH) LIMITED                            CHARLES BURDICK

THE LEAD ARRANGERS
------------------

SIGNED for and on behalf of                         )
BNY MARKETS LIMITED                                 )
by:                                                 )         M. MCMORROW


SIGNED for and on behalf of                         )
CIBC WORLD MARKETS PLC                              )
by:                                                 )         LOUISE MOAT



SIGNED for and on behalf of                         )
TD BANK EUROPE LIMITED                              )
by:                                                 )         HOWARD BAKER



SIGNED for and on behalf of                         )
BANK OF AMERICA INTERNATIONAL                       )
LIMITED                                             )
by:                                                 )         RICHARD WOODS



SIGNED for and on behalf of                         )
BARCLAYS CAPITAL                                    )
by:                                                 )         MICHAEL JOYNER



SIGNED for and on behalf of                         )
BAYERISCHE HYPO-UND                                 )
VEREINSBANK AG                                      )         MARK TUBB
by:                                                 )         GUENTER SCHUBERT



SIGNED for and on behalf of                         )
CREDIT SUISSE FIRST BOSTON                          )          MATTHEW VYLE
by:                                                 )          JONATHAN MACKAY



SIGNED for and on behalf of                         )
DEUTSCHE BANK AG, LONDON                            )          RICHARD FOORD
by:                                                 )          ALISON HOWE



SIGNED for and on behalf of                         )
FORTIS BANK S.A./N.V.                               )
by:                                                 )         TONY WONFOR

SIGNED for and on behalf of                         )
J.P. MORGAN PLC                                     )
by:                                                 )         LAURA CUMMING



SIGNED for and on behalf of                         )
THE ROYAL BANK OF SCOTLAND PLC                      )
by:                                                 )         TOM TICHLER



SIGNED for and on behalf of                         )
SALOMON BROTHERS INTERNATIONAL                      )
LIMITED                                             )
by:                                                 )         WILLIAM FISH



SIGNED for and on behalf of                         )
THE FUJI BANK, LIMITED                              )
by:                                                 )         ROBERT PETTITT



SIGNED for and on behalf of                         )
WESTDEUTSCHE LANDESBANK                             )
GIROZENTRALE                                        )
by:                                                 )         ANDREW FEARY

THE LENDERS AND FINANCIAL INSTITUTIONS
--------------------------------------


SIGNED for and on behalf of                         )
ABBEY NATIONAL TREASURY                             )
SERVICES PLC                                        )
by:                                                 )         DAVID TURNER


SIGNED for and on behalf of                         )
BANCA COMMERCIALE ITALIANA S.P.A.                   )
- LONDON BRANCH by:                                 )         RICCARDO LUGLI


SIGNED for and on behalf of                         )
BANKGESELLSCHAFT BERLIN AG,                         )         GABRIELA SARAFJAN
LONDON by:                                          )         BEN ROSENBERGER


SIGNED for and on behalf of                         )
BANK OF AMERICA, N.A.                               )
by:                                                 )         RICHARD WOODS


SIGNED for and on behalf of                         )
THE BANK OF NEW YORK                                )
by:                                                 )         JASON GARWOOD


SIGNED for and on behalf of                         )
BARCLAYS BANK PLC                                   )
by:                                                 )         MICHAEL JOYNER


SIGNED for and on behalf of                         )
BAYERISCHE HYPO-UND                                 )
VEREINSBANK AG                                      )         MARK TUBB
by:                                                 )         GUENTER SCHUBERT


SIGNED for and on behalf of                         )
BAYERISCHE LANDESBANK                               )
GIROZENTRALE, LONDON BRANCH                         )
by:                                                 )         ANTHONY MALTBY


SIGNED for and on behalf of                         )
THE CHASE MANHATTAN BANK                            )
by:                                                 )         JULIAN GRAHAM




SIGNED for and on behalf of                         )
CIBC WORLD MARKETS PLC                              )
by:                                                 )         LOUISE MOAT


SIGNED for and on behalf of                         )
CITIBANK, N.A.                                      )
by:                                                 )         GRAHAM THROWER

SIGNED for and on behalf of                         )
CREDIT SUISSE FIRST BOSTON                          )         MATTHEW VYLE
by:                                                 )         JONATHAN MACKAY


SIGNED for and on behalf of                         )
DEUTSCHE BANK AG, LONDON                            )         RICHARD FOORD
by:                                                 )         ALISON HOWE


SIGNED for and on behalf of                         )
DRESDNER BANK AG LONDON BRANCH                      )         PHILIP MCDONALD
by:                                                 )         EDMOND ROBINSON


SIGNED for and on behalf of                         )
FLEET NATIONAL BANK                                 )
by:                                                 )         STUART PATERSON


SIGNED for and on behalf of                         )
FORTIS BANK S.A./N.V.                               )
by:                                                 )         TONY WONFOR


SIGNED for and on behalf of                         )
GENERAL ELECTRIC CAPITAL                            )
CORPORATION                                         )
by:                                                 )         MOLLY FERGUSON


SIGNED for and on behalf of                         )
THE GOVERNOR AND COMPANY OF                         )
THE BANK OF SCOTLAND                                )
by:                                                 )         STUART GIBSON


SIGNED for and on behalf of                         )
ING BANK N.V. LONDON BRANCH                         )
by:                                                 )         DAVID SHEPHERDSON


SIGNED for and on behalf of                         )
MERRILL LYNCH CAPITAL                               )
CORPORATION by:                                     )         MARTIN MCINERNEY

SIGNED by                                           )
THE ROYAL BANK OF SCOTLAND PLC                      )
as agent for and on behalf of                       )
NATIONAL WESTMINSTER BANK PLC                       )
by:                                                 )         TOM TICHLER



SIGNED for and on behalf of                         )
THE ROYAL BANK OF SCOTLAND PLC                      )
by:                                                 )         TOM TICHLER


SIGNED for and on behalf of                         )
SKANDINAVISKA ENSKILDA BANKEN                       )
(PUBL) by:                                          )          LOUISE MOAT


SIGNED for and on behalf of                         )
SCOTIABANK EUROPE PLC                               )
by:                                                 )         EMMA BLUNDELL



SIGNED for and on behalf of                         )
THE FUJI BANK, LIMITED                              )
by:                                                 )         ROBERT PETTITT


SIGNED for and on behalf of                         )
THE TORONTO-DOMINION BANK                           )
by:                                                 )         JERRY MOORE



SIGNED for and on behalf of                         )
WESTDEUTSCHE LANDESBANK                             )
GIROZENTRALE                                        )
by:                                                 )         ANDREW FEARY

THE AGENTS
----------

SIGNED for and on behalf of                         )
CIBC WORLD MARKETS PLC                              )
by:                                                 )         LOUISE MOAT



SIGNED for and on behalf of                         )
CANADIAN IMPERIAL BANK                              )
OF COMMERCE                                         )
by:                                                 )         LOUISE MOAT



THE SECURITY TRUSTEE
--------------------

SIGNED for and on behalf of                         )
CIBC WORLD MARKETS PLC                              )
by:                                                 )         LOUISE MOAT